Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation
(Translation of registrant’s name into English)

18 Zhangjiang Road
Pudong New Area, Shanghai 201203
       People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

CONTENTS

2	Additional Information
3	Corporate Information
4	Chairman’s Statement
5	Chief Executive Officer’s Statement
7	Business Review
10	Management’s Discussion and Analysis of Financial Condition and Results of Operation
22	Directors and Senior Management
29	Report of the Directors
69	Corporate Governance Report
82	Social Responsibility
85	Report by Management on Internal Control Over Financial Reporting
86	Report of Independent Registered Public Accounting Firm
89	Consolidated Statements of Operations
90	Consolidated Balance Sheets
92	Consolidated Statements of Stockholders’ Equity and Comprehensive Loss
93	Consolidated Statements of Cash Flows
95	Notes to the Consolidated Financial Statements

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This annual report may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contents

ADDITIONAL INFORMATION

References in this annual report to:
  “2010 AGM” are to the Company’s Annual General Meeting scheduled to be held on June 3, 2010;

  “China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan;

  “Company” or “SMIC” are to Semiconductor Manufacturing International Corporation;

  “EUR” are to Euros;

  “global offering” are to the initial public offering of our ADSs and our ordinary shares, which offering was completed on March 18, 2004;

  “HK$” are to Hong Kong dollars;

  “Jpy” are to Japanese Yen;

  “NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;

  “Rmb” are to Renminbi;

  “SEC” are to the U.S. Securities and Exchange Commission;

  “SEHK”, “HKSE” or “Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited; and

  “US$” or “USD” are to U.S. dollars.
All references in this annual report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, 65 nanometer and 45 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies and “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies. References to “U.S. GAAP” mean the generally accepted accounting principles in the United States. Unless otherwise indicated, our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

Contents

CORPORATE INFORMATION

Registered name	Semiconductor Manufacturing International
Corporation (the “Company”)

Chinese name (for identification purposes only)

Registered office	PO Box 309
Ugland House
Grand Cayman
KY1-1104
Cayman Islands

Head office and place of business in PRC	18 Zhangjiang Road
Pudong New Area
Shanghai 201203
PRC

Place of business in Hong Kong registered under	Suite 3003
Part XI of the Companies Ordinance	30th Floor
9 Queen’s Road Central
Hong Kong

Website address	http://www.smics.com

Company secretary	Anne Wai Yui Chen

Authorized representatives	Jiang Shang Zhou
Anne Wai Yui Chen

Places of listing	The Stock Exchange of Hong Kong Limited (“HKSE”)
New York Stock Exchange (“NYSE”)

Stock code	0981 (HKSE)
SMI (NYSE)

FINANCIAL CALENDAR
Announcement of 2009 results	April 26, 2010
Book closure period	May 31, 2010 to June 3, 2010, both days
inclusive
Annual general meeting	June 3, 2010
Financial year end	December 31

Contents

CHAIRMAN’S STATEMENT

DEAR SHAREHOLDERS,

As time passes another year has arrived, and in this past year the Company has undergone dramatic changes. In June of 2009, I was honored to be elected the new Chairman of SMIC. Then, in November 2009, our six-year lawsuit with Taiwan Semiconductor Manufacturing Company Limited finally came to a conclusion and was settled by both parties. Following this event, the Board accepted the resignation of Dr. Richard Chang, and appointed Dr. David NK Wang as the new Executive Director, President and CEO of the Company. Now, with a new team of executive members on board, SMIC is beginning a new chapter in its history. Thanks to the concerted efforts of all our employees, SMIC has grown into the largest and most advanced foundry in Mainland China. I would like to take this opportunity to express my sincere gratitude to Dr. Chang for his great contribution in the past years of founding and growing SMIC.

In 2009, thanks to the gradual recovery of the global economic situation and the dedicated hard work of our fellow employees, the Company continued to make overall progress under the challenging market environment, and in the past few quarters, the Company’s revenue showed sustainable and stable growth. At this moment, we see that the toughest part of the global financial crisis is over. Furthermore, the performance of the Chinese economy during the economic downturn greatly impressed the world, and now, opportunities lie ahead of us. According to forecasts by major research organizations, the global semiconductor industry in 2010 will undergo double-digit growth, while China will outpace this growth. Being situated in China, SMIC will take advantage of this opportunity to further develop and strengthen itself.

In this new year, apart from focusing on the Company’s strategy development, as the Chairman I will also ensure that the Board will continue to monitor the performance of the senior management and all other employees on upholding and strengthening the Company’s governance. I will also ensure that employees adopt the responsibility of focusing on the long-term benefits of shareholders. We are well aware of the challenges in 2010 and beyond, but we will continue to focus on our core manufacturing business, while striving to maintain and strengthen our world-class foundry position. We will strengthen our technology innovation and accumulation and our partnerships with our major customers. 2009 was a year filled with challenges and opportunities, difficulties and hopes. In 2010, we will meet new challenges, stir up zeal and seize opportunities to build our future. This year is a historical turning point for the company. Let us work together for a successful future.

In concluding, I would like to thank our shareholders, customers, suppliers, partners and fellow employees for their continued support of the Company.

Jiang Shang Zhou
Chairman of the Board

Shanghai, China
April 26, 2010

Contents

CHIEF EXECUTIVE OFFICER’S STATEMENT

DEAR SHAREHOLDERS,

2009 was a significant year for SMIC. We experienced numerous major events, including the global economic crisis, a litigation settlement, and a change of management. On November 9th I was offered the position to lead SMIC and tasked with helping it realize its potential in order to maximize shareholder value in 2010.

2009 Overview
Total revenue for 2009 was $1.1 billion. This was down 20.9% from 2008 total revenue of $1.4 billion, and was impacted largely by the global financial crisis. Utilization recovered to 92% in the fourth quarter of 2009 from 35% in the first quarter. Gross margin dipped to –88% in the first quarter of 2009 and recovered to positive double digits in the fourth quarter. Operating expenses more than doubled in 2009 compared to 2008, largely due to charges from the litigation settlement and the impairment of long-lived assets. Consequently, net loss more than doubled in 2009.

A New Team
As SMIC steps into a new chapter, our new team has moved into place with more than 100 years of combined experience in the semiconductor industry. I am proud to welcome Chief Operating Officer (COO) Simon Yang, Chief Business Officer (CBO) Chris Chi, Chief Financial Officer (CFO) Gary Tseng, and Chief Administrative Officer (CAO) Barry Quan onboard. Simon Yang was former CTO and Senior Vice President of Operations at Chartered Semiconductor, Chris Chi was former President of United Microelectronics Corporation International (UMCI), Gary Tseng was previously CFO of Taiwan Semiconductor Manufacturing Corporation (TSMC) and United Microelectronics Corporation (UMC), and Barry Quan was formerly President of Applied Materials China. Together this team will build a strong foundation for SMIC’s future.

A New Culture
Within SMIC, we are working ultimately for sustained profit. First, customers are our number one priority; we are adding customer value through faster advancements in technology development, improved cycle-time, higher yield, and better customer service. Second, we are cutting costs and implementing reductions across the board — through evaluation, restructuring, and trimming. Third, we are creating a more cost-conscious, competitive, and aggressive culture.

Working Globally and Cultivating Locally
We have set up a new market-oriented business team to strengthen alliances with our current global key customers. We are selectively pursuing new customers to maximize profitability. Each representative office in all locations will be treated as an individual profit-loss business unit in order to increase accountability and ensure effectiveness. Domestically, we are enhancing our already strong market position in mainland China. Mainland China sales grew to 20% of revenue in 2009, compared to 17% of revenue in 2008. In the past year, SMIC has reached significant technology and production milestones with its mainland Chinese customers.

Product Mix Improving
In 2009, 65-nanometer technology entered mass production and accounted for 2.5% of fourth-quarter sales, and we target continued improvement and expansion of our 65-nanometer business in 2010 and beyond. Our product mix showed improvement as revenue from advanced technology logic nodes of 0.13-micron and below grew from 39% of total sales in 2008 to 48% of total sales in 2009. As we increase revenue from advanced nodes, we are continuing to improve our legacy product offerings and enhance our derivative products — working with customers on Bi-polar CMOS DMOS (BCD), CMOS Image Sensor (CIS), embedded Non-volatile Memory (NVM), and Micro-electronic Mechanical Systems (MEMS) and others.

Contents

Looking Forward
Looking ahead, 2010 seems to be a good year for the semiconductor industry, and we believe that it will also be an important step on our journey toward sustained profitability. The future holds prospects of an improving economy and positive changes to be executed within SMIC. We are optimistic about the future of SMIC, and highly value your continued support.

David NK Wang
President, Chief Executive Officer and Executive Director

Shanghai, China
April 26, 2010

Contents

BUSINESS REVIEW

In 2009, SMIC continued to expand its product portfolio and customer base despite the unprecedented challenging business environment due to a downturn in the global economy, which began in the fourth quarter of 2008. Still, the Company continued to benefit from its strategic position in China — the largest and fastest growing integrated circuits market, and saw a steady growth in the region, in particular, through the implementation of the stimulus package that stirred strong domestic demand. As our business began to improve and recover in 2009, with our utilization rate rebounding to 91.5% in the fourth quarter, we also saw a significant growth in the revenue generated from the more advanced technology nodes of 0.13-micron and below.

FINANCIAL OVERVIEW

During 2009, we generated US$283.6 million in cash from operations. Capital expenditures in 2009 totaled US$189.9 million, which was mainly allocated to 45-nanometer research and development, capacity expansion of 200 millimeter wafer fabs in Shanghai and Tianjin, DRAM to logic capacity conversion in our Beijing fab, and Shenzhen land-use rights and equipment acquired for the Shenzhen project. Looking ahead, we believe that the worst is behind us, but we will continue to exercise tight controls over capital expenditures, improve efficiency, foster innovation, and enhance our financial position as we strive for sustained profitability.

CUSTOMERS AND MARKETS

SMIC serves a global customer base, comprised of leading integrated device manufacturers (IDMs), fabless semiconductor companies, and system companies. Leveraging on our strategic position in China, we have seen our Greater China business grow strongly during the year, contributing 36% to the overall revenue for 2009, an increase from 31% in 2008.

Geographically, North American customers, which contributed 59% of the overall revenue, remained as the largest customer base for SMIC in 2009, displaying a strong growth in the advanced nodes. In other regions, Mainland China customers contributed 20% of the total revenue in 2009, followed by Taiwan customers at 15%.

Communication applications, which contributed 50% of our overall revenue, continued to be our strongest sector. Similarly, contribution from consumer applications also grew from 32% of revenue in 2008 to 38% in 2009. Our North American customers, which include leading IDM and fabless semiconductor companies, showed strong demand in communications products, mainly in mobile, networking and WLAN (Wireless Local Area Network) applications. Our Chinese customers, on the other hand, showed strong demand for both consumer and communications products, including digital television (DTV), set-top box (STB), mobile, portable media player (PMP), and personal digital assistant (PDA) applications.

In terms of revenue breakdown by technology node, revenue contribution from business at the 0.13-micron node and below has grown to 48% in 2009 as compared to 39% in 2008, while revenue from 65-nanometer technology revenue contributed 1% of wafer revenue in 2009. Advanced logic revenue from the 0.13-micron node and below grew by more than 135% in the first quarter of 2009 and continued throughout the year. In addition, our 45-nanometer low-power technology development is on schedule, while we have extended our technology offering down to 40-nanometer, plus an extension to include 55-nanometer.

In 2009, we engaged 74 new customers, and the majority of which were Chinese fabless companies, where we experienced the fastest growth. Notably, our China business has been growing steadily not only from a revenue perspective, but also based on the number of new designs using more advanced technology nodes — some pursuing 65-nanometer. This trend also signifies that China is quickly catching up to the rest of the world in terms of its innovation and design capabilities. Promising new players with innovative designs and applications continue to emerge among the Chinese fabless companies, and we are producing a broad range of applications for them, including CMOS image sensor (CIS), Mobile CMMB, HDTV, RFID, wireless and other products. To this end, SMIC remains committed to collaborating with our existing and new customers in China, and further solidifying our position as the leading foundry in the market. At the same time, we will also continue to expand our presence in the global arena.

Contents

RESEARCH AND DEVELOPMENT

In 2009, our research and development expenses were $160.8 million, which represented 15.0% of our sales.

The research and development efforts were focused primarily on our logic platform and system-on-chip (SOC) applications. SMIC in 2009 has achieved many significant milestones. Early on in the year, Synopsis and SMIC released an enhanced 90-nanometer hierarchical, multi-voltage RTL-to-GDSII reference design flow that will provide advanced synthesis with built-in capability of design-for-test (DFT) and design-for-manufacturing (DFM). In April 2009, working with a leading Chinese domestic fabless company, we developed a 90-nanometer digital photo frame chip, which is the most integrated multimedia SOC in the market. For advanced CMOS logic, SMIC demonstrated a silicon success in our 45-nanometer process ahead of schedule, and also added new IP libraries in 65-nanometer and 90-nanometer technology nodes. In addition, the Company successfully developed the 0.11 micron CMOS image sensor (CIS) process technology, one of the advanced process technologies for CIS currently available in the industry. In Non-Volatile Memory (NVM) technology, the 0.13-micron ETox products went into production in early 2009 and 90-nanometer ETox products are currently in risk production. Our research and development in the Micro-Electromechanical System (MEMS) areas also advanced to risk production for the first customer in 2009. Other areas of phase-change memory, HV, mix-signal-signal, and radio frequency (RF) technologies were also successfully developed for smaller size, less power, and lower cost to meet customer demands.

We employ approximately 700 research and development engineers, with experience in the semiconductor industry and with advanced degrees from leading universities around the world and in China.

LITIGATION

The Company settled all pending litigation with TSMC on November 9, 2009, with a Settlement Agreement (the “2009 Settlement Agreement”). The 2009 Settlement Agreement resolved all pending lawsuits between the parties and the parties have since dismissed all pending litigation between them, including the counterclaims the Company filed against TSMC in the California case, which had not yet been decided. The terms of the 2009 Settlement Agreement include the following:

1)	Entry of judgement and mutual release of all claims that were or could have been brought in the pending lawsuits;

2)	Termination of SMIC’s obligation to make remaining payments under prior settlement agreement between the parties (approximately US$40 million);

3)	Payment to TSMC of an aggregate of US$200 million (with US$15 million paid upon execution, funded from SMIC’s existing cash balances, and the remainder to be paid in installments over a period of four years — US$15 million payable by 31 December, 2009, US$80 million payable by 31 December, 2010, US$30 million payable by 31 December, 2011, US$30 million payable by 31 December, 2012 and US$30 million payable by 31 December, 2013);

Contents

4)	Commitment to grant to TSMC of 1,789,493,218 shares of SMIC (representing approximately 8% of SMIC’s issued share capital as of October 31, 2009) and a warrant exercisable within three years of issuance to subscribe for 695,914,030 shares of SMIC, subject to adjustment, at a purchase price of HK$1.30 per share. Both the shares and the warrant would allow TSMC to obtain total ownership of approximately 10% of SMIC’s issued share capital after giving effect to the share issuances and are subject to receipt of required government and regulatory approvals; and

5)	Certain remedies in the event of breach of this settlement.

OUTLOOK FOR 2010

Our overall outlook for 2010 is positive as we see an improved economy supporting an overall strengthening of the Company’s foundation. With legal settlement behind us, we start afresh. A new management team is ready to take on the approaching challenges.

Gross margin recovered to 10.5% by the last quarter of 2009 and is aimed to continue in the double-digits throughout 2010. In addition, our product mix continues to improve, as customers migrate to technology nodes with higher ASP, and our 65-nanometer continues to ramp up. Capital expenditure spending is being controlled and is focused on products with higher ASP.

The overall semiconductor market is better, and furthermore the China market looks even stronger. We are optimistic about SMIC’s performance in 2010 and look forward to seizing opportunities to improve our business in this year of change.

Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

CONSOLIDATED FINANCIAL DATA

The summary consolidated financial data presented below as of and for the years ended December 31, 2007, 2008 and 2009 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the audited consolidated financial statements, including the related notes, included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2005 and 2006 and for the two years then ended is derived from audited consolidated financial statements not included in this Annual Report. The summary consolidated financial data presented below has been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

	For the year ended December 31,
	2005	2006	2007	2008	2009
	(in US$ thousands, except for per share and per ADS data)
Income Statement Data:
Sales	$1,171,319	$1,465,323	$1,549,765	$1,353,711	$1,070,387
Cost of sales(1)	1,105,134	1,338,155	1,397,038	1,412,851	1,184,589
Gross profit (loss)	66,185	127,168	152,727	(59,140)	(114,202)
Operating expenses (income):
Research and development	78,865	94,171	97,034	102,240	160,754
General and administrative	35,701	47,365	74,490	58,841	215,566
Selling and marketing	17,713	18,231	18,716	20,661	26,566
Litigation settlement	—	—	—	—	269,637
Amortization of acquired intangible assets	20,946	24,393	27,071	32,191	35,064
Impairment loss of long-lived assets	—	—	—	106,741	138,295
Income from sale of equipment and other
fixed assets	—	(43,122)	(28,651)	(2,877)	3,832
Total operating expenses, net	153,225	141,038	188,659	317,797	849,714
Income (loss) from operations	(87,040)	(13,870)	(35,932)	(376,937)	(963,917)
Other income (expenses):
Interest income	11,356	14,916	12,349	11,542	2,591
Interest expense	(38,784)	(50,926)	(37,936)	(50,767)	(24,699)
Change in the fair value of commitment
to issue shares and warrants	—	—	—	—	(30,101)
Foreign currency exchange gain (loss)	(3,355)	(21,912)	11,250	3,230	4,180
Others, net	4,462	1,821	2,238	7,429	4,626
Total other income (expense), net	(26,322)	(56,101)	(12,100)	(28,566)	(43,403)
Income(Loss) before income tax	(113,362)	(69,971)	(48,032)	(405,503)	(1,007,319)
Income tax benefit (expense)	(285)	24,928	29,720	(26,433)	46,624

Contents

	For the year ended December 31,
	2005	2006	2007	2008	2009
	(in US$ thousands, except for per share and per ADS data)
Loss from equity investment	(1,379)	(4,201)	(4,013)	(444)	(1,782)
Net income (loss) before cumulative effect
of a change in accounting principle	(115,026)	(49,244)	(22,324)	(432,380)	(962,478)
Cumulative effect of a change in accounting
principle	—	5,154	—	—	—
Net income(loss)	(115,026)	(44,090)	(22,324)	(432,380)	(962,478)
Accretion of interest to non-controlling
interest	251	(19)	2,856	(7,851)	(1,060)
Income (loss) attributable to holders of
ordinary shares	(114,775)	(44,109)	(19,468)	(440,231)	(963,537)
Income (loss) per share, basic	$(0.00)	$(0.00)	$(0.00)	$(0.02)	$(0.04)
Income (loss) per share, diluted	$(0.00)	$(0.00)	$(0.00)	$(0.02)	$(0.04)
Shares used in calculating basic income
(loss) per share(2)(3)	18,184,429,255	18,334,498,923	18,501,940,489	18,682,544,866	22,359,237,084
Shares used in calculating diluted income
(loss) per share(2)(3)	18,184,429,255	18,334,498,923	18,501,940,489	18,682,544,866	22,359,237,084

(1)	Including amortization of deferred stock compensation for employees directly involved in manufacturing activities.

(2)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2005, 2006, 2007, 2008 and 2009 basic income (loss) per share did not differ from diluted loss per share.

(3)	All share information has been adjusted retroactively to reflect the 10-for-1 share split effected upon completion of the global offering of ordinary shares in March 2004 (the “Global Offering”).

Contents

	As of December 31,
	2005	2006	2007	2008	2009
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$585,797	$363,620	$469,284	$450,230	$443,463
Restricted Cash	—	—	—	6,255	20,360
Short-term investments	13,796	57,951	7,638	19,928	—
Accounts receivable,
net of allowances	241,334	252,185	298,388	199,372	204,290
Inventories	191,238	275,179	248,310	171,637	193,705
Total current assets	1,047,465	1,049,666	1,075,302	926,858	907,058
Land use rights, net	34,768	38,323	57,552	74,293	78,112
Plant and equipment, net	3,285,631	3,244,401	3,202,958	2,963,386	2,251,614
Total assets	4,586,633	4,541,292	4,708,444	4,270,622	3,524,077
Total current liabilities	896,038	677,362	930,190	899,773	1,031,523
Total long-term liabilities	622,497	817,710	730,790	578,689	661,472
Total liabilities	1,518,535	1,495,072	1,660,980	1,478,462	1,692,995
Non-controlling interest	38,782	38,800	34,944	42,795	34,842
Total stockholders’ equity	$3,029,316	$3,007,420	$3,012,519	$2,749,365	$1,796,240

	For the year ended December 31,
	2005	2006	2007	2008	2009
	(in US$ thousands, except percentages and operating data)
Cash Flow Data:
Net income (loss)	$(111,026)	$(49,244)	$(22,324)	$(432,380)	$(962,478)
Adjustments to reconcile net income (loss)
to net cash provided by (used in)
operating activities:
Depreciation and amortization	769,472	919,616	706,277	761,809	748,185
Net cash provided by (used in)
operating activities	648,105	769,649	672,465	569,782	283,566
Purchases of plant and equipment	(872,519)	(882,580)	(717,171)	(669,055)	(217,269)
Net cash used in investing activities	(859,652)	(917,369)	(643,344)	(761,713)	(211,498)
Net cash provided by (used in)
financing activities	190,364	(74,440)	76,637	173,314	(78,902)
Net increase (decrease) in cash and
cash equivalents	(21,376)	(222,177)	105,664	(19,054)	(6,767)
Other Financial Data:
Gross margin	5.7%	8.7%	9.9%	–4.4%	–10.7%
Operating margin	–7.4%	–0.9%	–2.3%	–27.8%	–90.1%
Net margin	–9.8%	–3.0%	–1.3%	–32.5%	–90.0%
Operating Data:
Wafers shipped (in units):
Total(1)	1,347,302	1,614,888	1,849,957	1,611,208	1,376,663

(1)	Including logic, DRAM, copper interconnects and all other wafers.

Contents

YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008

Sales
Sales decreased by 20.9% from US$1,353.7 million for 2008 to US$1,070.4 million for 2009, primarily due to a decrease in overall wafer shipments. For the full year 2009, the overall wafer shipments were 1,376,663 units of 8-inch equivalent wafers, down 14.6% year-on-year.

The average selling price1 of the wafers the Company shipped decreased by 7.5% from US$840 per wafer to US$778. Excluding DRAM revenue, the percentage of wafer revenues that used 0.13 micron and below process technology increased from 38.2% to 47.5% between these two periods.

Cost of sales and gross profit (loss)
Cost of sales decreased by 16.2% from US$1,412.9 million for 2008 to US$1,184.6 million for 2009. Out of the total cost of sales for 2009, US$575.1 million was attributable to depreciation of plant and equipment and another $23.5 million was attributable to amortization of deferred costs and share-based compensation costs. Out of the total cost of sales for 2008, US$663.1 million was attributable to depreciation of plant and equipment and another $28.4 million was attributable to amortization of deferred costs and share-based compensation costs.

The Company had a gross loss of US$114.2 million for 2009 compared to a gross loss of US$59.1 million in 2008. Gross margins were –10.7% in 2009 compared to –4.4% in 2008. The decrease in gross margins was due to market downturn experienced in the first quarter of 2009.

Operating income, expenses and loss from operations
Operating expenses increased by 167.4% from US$317.8 million for 2008 to US$849.7 million for 2009 primarily due to charges related to settlement of litigation.

Research and development expenses increased by 57.2% from US$102.2 million for 2008 to US$160.8 million for 2009. The Company received fewer government subsidies for research & development expenses in 2009 compared to 2008; however, expenses associated with 45-nanometer technology development in the Shanghai 12-inch project also increased in 2009.

General and administrative expenses increased by 266.4% to US$215.6 million for 2009 from US$58.8 million for 2008, primarily due to an increase in legal fees.

Selling and marketing expenses increased by 28.6% from US$20.7 million for 2008 to US$26.6 million for 2009, due to an increase in sales and marketing activities.

As described in “Note 11. — Acquired intangible assets, net”, the amortization of acquired intangible assets increased from US$32.2 million for 2008 to US$35.1 million for 2009.

Additional charges were recognized under operating expense in the fourth quarter of 2009, of which $269.6 million was related to the settlement of litigation and $138.3 million was related to long-lived asset impairment. The total amount of the settlement litigation charge including the portion classified under non-operating expense was $299.7 million.

1	Based on simplified average selling price which is calculated as total revenue divided by total shipments.

Contents

Other income (expenses)
As a result, the Company’s loss from operations was US$963.9 million in 2009 compared to loss from operations of US$376.9 million in 2008. Operating margin was (90.1)% and (27.8)%, for 2009 and 2008 respectively.

Other expenses increased from US$28.6 million in 2008 to US$43.4 million in 2009 primarily due to an increase in interest expense. This increase in interest expense is primarily due to a change in the fair value of the commitment to grant shares and warrants in the amount of $30.1 million related to the litigation settlement. Foreign exchange gain from non-operating activities increased from US$3.2 million in 2008 to US$4.2 million in 2009. Total foreign exchange gain, combining the operating and non-operating activities, was US$7.3 million in 2009 as compared to US$11.4 million in 2008.

Net income (loss)
Due to the factors described above, the Company recorded a net loss of US$963.5 million in 2009 compared to a net loss of US$440.2 million in 2008.

Bad debt provision
The Company determines its bad debt provision based on the Company’s historical experience and the relative aging of receivables. The Company’s bad debt provision excludes receivables from a limited number of customers due to a high level of collection confidence. The Company provides bad debt provision based on the age category of the remaining receivables. A fixed percentage of the total amount receivable is applicable to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. Any receivables deemed non-collectible will be written off against the relevant amount of provision. The Company’s bad debt provision made in 2009, 2008 and 2007 amounted to US$115.8 million, US$1.3 million, and US$0.5 million, respectively. The Company reviews, analyzes and adjusts bad debt provisions on a monthly basis.

The Company ceased its recognition of management revenue in the second quarter of 2009 due to issues of collectability. Furthermore, the Company recorded a $115.8 million bad debt provision in 2009, of which $93.5 million and $21.1 million are due to long outstanding overdue debt relating primarily to management revenue for services rendered and related equipment sold, respectively.

Contents

Debt Arrangements
Set forth in the table below are the aggregate amounts, as of December 31, 2009, of the Company’s future cash payment obligations under the Company’s existing contractual arrangements on a consolidated basis:

		Payments due by period Less than
					After
Contractual obligations	Total	1 year	1–2 years	3–5 years	5 years
	(consolidated, in US$ thousands)
Short-term borrowings	$286,864	$286,864	$—	$—	$—
Long-term debt secured long-term
loans	756,437	205,784	334,995	215,658	—
Operating lease obligations(1)	5,439	743	453	361	3,882
Purchase obligations(2)	146,506	146,506	—	—	—
Other long-term obligations(3)	189,946	101,842	33,339	54,765	—
Total contractual obligations	$1,385,192	$741,739	$368,787	$270,784	$3,882

(1)	Represents our obligations to make lease payments to use the land on which our fabs and other office equipment we have leased.

(2)	Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

(3)	Includes the settlement with TSMC for an aggregate of $200 million payable in installments over five years and the other long-term liabilities relating to certain license agreements.

As of December 31, 2009, the Company’s outstanding long-term liabilities primarily consisted of US$756.4 million in secured bank loans, which are repayable in installments which commenced in June 2006, with the last payment in December 2012.

2006 Loan Facility (SMIC Shanghai). In June 2006, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) entered into a USD denominated long-term facility arrangement for US$600.0 million with a consortium of international and PRC banks. Of this principal amount, US$393.0 million was used to repay the principal amount outstanding under SMIC Shanghai’s bank facilities from December 2001 and January 2004. The remaining principal amount will be used to finance future expansion and general corporate requirements for SMIC Shanghai. This facility is secured by the manufacturing equipment located in the SMIC Shanghai 8-inch fabs. The Company has guaranteed SMIC Shanghai’s obligations under this facility. As of December 31, 2007, SMIC Shanghai had fully drawn down on this loan facility. The principal amount is repayable starting from December 2006 in ten semi-annual installments. As of December 31, 2009, SMIC Shanghai had repaid US$472 million according to the repayment schedule. In 2009, the interest rate on the loan ranged from 1.18% to 3.18%. The interest expense incurred in 2009, 2008 and 2007 were US$5.5 million, US$17.0 million and US$17.3 million, respectively, of which US$0.2 million, US$5.4 million and US$3.3 million were capitalized as additions to assets under construction in 2009, 2008 and 2007, respectively.

The total outstanding balance of the long-term facility is collateralized by certain equipment at the original cost of US$1,815 million as of December 31, 2009.

Contents

The long-term loan agreement entered into in June 2006 contains the following covenants:

Any of the following in respect of SMIC Shanghai would constitute an event of default during the term of the loan agreement.

Financial covenants for SMIC Shanghai including:

1.	Consolidated tangible net worth of no less than US$1,200 million;

2.	Consolidated total borrowings to consolidated tangible net worth of:

(a) no more than 60% for periods up to and including 31 December 2008; and

(b) no more than 45% thereafter;

3.	Consolidated total borrowings to trailing preceding four quarters EBITDA not to exceed 1.50x; and

4.	Debt Service Coverage Ratio of no less than 1.5x. Debt Service Coverage Ratio means trailing four quarters EBITDA divided by scheduled principal repayments and interest expense for all bank borrowings (including hire purchases, leases and other borrowed monies) for the same period.

Financial covenants for the Company, as the guarantor, including:

1.	Consolidated tangible net worth of no less than US$2,300 million;

2.	Consolidated net borrowings to consolidated tangible net worth of:

	(a)	no more than 50% for period up to and including 30 June 2009;

	(b)	no more than 40% thereafter; and

3.	Consolidated net borrowings to trailing four quarters EBITDA of:

	(a)	no more than 1.50x for periods up to and including 30 June 2009; and no more than 1.30x thereafter.

SMIC Shanghai is exempted from the covenants by the lenders. Furthermore, the Company is currently working with the lenders to refinance the remainder of the USD loan and expects the completion of this restructuring in the near future from the date of this report.

2009 USD & RMB Loan Facility. In June 2009, SMIC Shanghai entered into the Shanghai USD & RMB loan, a new two-year loan facility in the principal amount of US$80 million and RMB200 million respectively with The Export-Import Bank of China. This facility is secured by the manufacturing equipment located in SMIC Shanghai’s 12-inch fab. This two-year bank facility will be used to finance future expansion and general corporate needs for SMIC Shanghai’s 12-inch fab. As of December 31, 2009, SMIC Shanghai had drawn down US$70 million and RMB200 million (US$29.3 million) respectively, on this loan facility. The principal amount is repayable on June 2011. In 2009, the interest rate on the loan ranged from 3.10% to 4.86%. The interest expense incurred in 2009 was US$1.3 million, of which US$0.1 million was capitalized as additions to assets under construction in 2009.

Contents

The total outstanding balance of the facilities is collateralized by certain equipment with an original cost of US$362 million as of December 31, 2009.

2005 Loan Facility (SMIC Beijing). In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into a five year USD denominated loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIC Beijing’s fabs. The drawdown period of this facility was twelve months from the sign off date of the agreement. This facility is secured by the manufacturing equipment located in the SMIC Beijing 12-inch fabs. The Company has guaranteed SMIC Beijing’s obligations under this facility. As of December 31, 2006, SMIC Beijing had fully drawn down US$600.0 million on this loan facility. The principal amount is repayable starting in December 2007 in six semi-annual installments. In 2008 and 2007, SMIC Beijing had repaid US$200.0 million and US$100.0 million respectively, according to the repayment schedule. On June 26, 2009, SMIC Beijing entered into an amendment to the syndicated loan agreement to extend the repayment date of the outstanding balance commencing from June 28, 2009 to December 28, 2011 and onwards. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIC Beijing’s financial performance exceeds certain pre-determined benchmarks. The interest rate on this loan facility in 2009 ranged from 2.64% to 3.46%. The amendment has been accounted for as a modification as the terms of the amended instrument are not substantially different from the original terms. The interest expense incurred in 2009, 2008 and 2007 were US$10.2 million, US$25.6 million and US$42.2 million, of which US$0.5 million, US$1.6 million and US$2.3 million were capitalized as additions to assets under construction in 2009, 2008 and 2007, respectively.

The total outstanding balance of the SMIC Beijing USD syndicate loan is collateralized by certain plant and equipment at the original cost of US$1,314 million as of December 31, 2009.

Any of the following in respect of SMIC Beijing would constitute an event of default during the term of the loan agreement:

1.	[Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/ financial expenses 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and

2.	(Total liability – borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).

SMIC Beijing has complied with these covenants as of December 31, 2009.

2005 EUR Loan Facility. On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V. Commerz Bank N.V., Shanghai Branch. The draw down period of the facility ends on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by the Company in ten equal semi-annual installments. SMIC Tianjin had drawn down in 2006 and SMIC Shanghai had drawn down in 2007 and 2008.

The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of US$22 million for SMIT and US$115 million for SMIS as of December 31, 2009.

Contents

As of December 31, 2009, SMIC Tianjin had drawn down EUR15.1 million and repaid an aggregated amount of EUR 12.1 million. As of December 31, 2009, the remaining balance is EUR3.0 million, the equivalent of US$4.3 million. In 2009, the interest rate on the loan ranged from 0.73% to 2.75%. The interest expenses incurred in 2009, 2008 and 2007 were US$0.2 million, US$0.6 million and US$0.7 million of which US$0.03 million, US$0.1 million and US$0.06 million were capitalized as additions to assets under construction in 2009, 2008 and 2007, respectively.

The total outstanding balance of the facility is collateralized by certain of SMIC Tianjin’s plant and equipment at the original cost of US$22 million as of December 31, 2009.

As of December 31, 2009, SMIC Shanghai had drawn down EUR56.9 million and repaid an aggregated amount of EUR24.9 million. As of December 31, 2009, the remaining balance is EUR32.0 million, the equivalent of US$45.9 million. In 2009, the interest rate on the loan ranged from 0.83% to 2.28%. The interest expenses incurred in 2009, 2008 and 2007 were US$1.1 million, US$2.1 million and US$0.3 million, respectively, of which US$0.03 million, US$0.7 million and US$0.02 million were capitalized as additions to assets under construction in 2009, 2008 and 2007, respectively.

The total outstanding balance of the facility is collateralized by certain of SMIC Shanghai’s equipment at the original cost of US$115 million as of December 31, 2009.

2006 Loan Facility (SMIC Tianjin). In May 2006, Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin”) entered into a loan facility in the aggregate principal amount of US$300.0 million from a consortium of Chinese banks. This facility is secured by the manufacturing equipment located in our Tianjin fab, except for the manufacturing equipment purchased using the EUR denominated loan, and our land use rights and plant in proportion to the principal amount outstanding under this facility and the EUR denominated loan. The Company has guaranteed SMIC Tianjin’s obligations under this facility. As of December 31, 2009 SMIC Tianjin had drawn down US$259 million from the facility. The principal amount is repayable starting from February 2010 in six semi-annual installments. As of December 31, 2009, SMIC Tianjin had early repaid US$80 million and the outstanding balance was $179 million. In 2009, the interest rate on the loan ranged from 1.69% to 3.11%. The interest expenses incurred for the years ended December 31, 2009, 2008 and 2007 were US$8.0 million, US$9.1 million and US$0.3 million, respectively, of which US$1.55 million, US$1.8 million and US$0.02 million were capitalized as additions to assets under construction in 2009, 2008 and 2007, respectively.

The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of US$631 million as of December 31, 2009.

Any of the following in respect of SMIC Tianjin would constitute an event of default during the term of the loan agreement:
  [Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/ financial expenses<1; and

  The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.

Contents

SMIC Tianjin has complied with these covenants as of December 31, 2009.

Short-term Credit Agreements. As of December 31, 2009, the Company had nineteen short-term credit agreements that provided total credit facilities up to US$336.9 million on a revolving credit basis. As of December 31, 2009, the Company had drawn down US$286.9 million under these credit agreements and US$50.0 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for the amount of US$20.4 million, which is secured by term deposits. The interest expense incurred in 2009 was US$11.3 million. The interest rate on the loans ranged from 1.11% to 8.75% in 2009.

Capitalized Interest
Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$5.1 million, US$10.7 million and US$7.7 million in 2009, 2008, and 2007, respectively, net of government subsidies, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets. In 2009, 2008, and 2007, the Company recorded amortization expenses relating to the capitalized interest of US$8.4 million, US$6.9 million, and US$5.4 million, respectively.

Commitments
As of December 31, 2009, the Company had commitments of US$69 million for facilities construction obligations in Chengdu, Beijing, Tianjin, Shanghai, and Shenzhen. The Company had commitments of US$77 million to purchase machinery and equipment for the testing facility in Chengdu and for the Beijing, Tianjin, Shanghai and Shenzhen fabs.

Debt to Equity Ratio
As of December 31, 2009, the Company’s debt to equity ratio was approximately 58% calculated based on the sum of the short-term borrowings, current portion of long-term debt and long-term debt divided by total shareholders’ equity.

Foreign Exchange Rate Fluctuation Risk
The Company’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. However, since the Company has operations consisting of manufacturing, sales and purchasing activities outside of the U.S., the Company enters into transactions in other currencies. The Company is primarily exposed to changes in exchange rate for the Euro, Japanese Yen, and Rmb.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in Rmb, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with FASB Accounting Standards Codification (“ASC”) 815, “Derivatives and Hedging” (formerly SFAS No.133) (“ASC 815”).

Contents

Cross Currency Swap Fluctuation Risk
On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million. The Company is primarily exposed to changes in the exchange rate for the Euro.

To minimize the currency risk, the Company entered into cross currency swap contracts with a contract term fully matching the repayment schedule of part of this Euro long-term loan to protect against the adverse effect of exchange rate fluctuations arising from foreign-currency denominated loans. The cross currency swap contracts do not qualify for hedge accounting in accordance with ASC 815.

For the portion of the Euro long-term loan that is not covered by cross currency swap contracts, we have separately entered into foreign exchange forward contracts to minimize the currency risk. These foreign exchange forward contracts do not qualify for hedge accounting in accordance with ASC 815.

Outstanding Foreign Exchange Contracts
As of December 31, 2009, the Company had outstanding foreign currency forward exchange contracts with notional amounts of US$9 million. As of December 31, 2009, the fair value of foreign currency forward exchange contracts was approximately a loss of US$0.4 million, which is recorded in other income and other current assets. The Company had US$9 million of foreign currency exchange contracts outstanding as of December 31, 2009, all of which will mature during 2010.

The Company had US$220.7 million of foreign currency exchange contracts outstanding as of December 31, 2008, all of which matured in 2009.

The Company had US$0.4 million of foreign currency exchange contracts outstanding as of December 31, 2007, all of which matured in 2008.

The Company does not enter into foreign currency exchange contracts for speculative purposes.

	As of December 31,		As of December 31,		As of December 31,
	2009		2008		2007
	(in US$ thousands)		(in US$ thousands)		(in US$ thousands)
	2009	Fair Value	2008	Fair Value	2007	Fair Value
Forward Exchange
Agreement
(Receive Eur/Pay US$)
Contract Amount	21,265	(390)	31,144	(440.8)	—	—

(Receive Rmb/Pay US$)
Contract Amount	(12,236)	(39)	189,543	(3,069.5)	404	530.4
Total Contract Amount	9,029	(429)	220,687	(3,510.3)	404	530.4

Outstanding Cross Currency Swap Contracts
As of December 31, 2009, the Company had outstanding cross currency swap contracts with notional amounts of US$24.7 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2009, the fair value of cross currency swap contracts was approximately a gain of US$0.1 million, which is recorded in other income (expenses), net and accrued expenses and other current liabilities. We had US$24.7 million of cross currency swap contracts outstanding as of December 31, 2009, all of which will mature in 2012.

Contents

Interest Rate Risk

The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the Company’s debt obligations outstanding as of December 31, 2009. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR. The interest rates on the Company’s EUR-denominated loan is linked to the EURIBOR. As a result, the interest rates on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31,
	2010	2011	2012
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	388,792	78,924	9,506
Average interest rate	1.82%	2.40%	2.92%
EUR denominated
Average balance	29,789	16,201	3,245
Average interest rate	1.21%	1.56%	1.88%
Weighted average forward interest rate	1.82%	2.37%	2.86%

Contents

DIRECTORS AND SENIOR MANAGEMENT

Members of the Board who served during 2009 were:

Jiang Shang Zhou (Chairman of the Board and Independent Non-executive Director);
David N.K. Wang (Executive Director, President and Chief Executive Officer);
Tsuyoshi Kawanishi (Independent Non-executive Director);
Lip-Bu Tan (Independent Non-executive Director);
Chen Shanzhi (Non-executive Director);
Gao Yonggang (Non-executive Director);
Zhou Jie (Non-executive Director);
Wang Zheng Gang (Non-executive Director, became Alternate Director to Zhou Jie on January 23, 2009);
Henry Shaw (Independent Non-executive Director who resigned on January 13, 2009);
Wang Yang Yuan (Chairman of the Board and Independent Non-executive Director who resigned on June 23, 2009);
Richard Ru Gin Chang (Executive Director, President and Chief Executive Officer who resigned on November 9, 2009);
and
Edward S Yang (Independent Non-executive Director who resigned on November 9, 2009)

RE-ELECTION OF DIRECTORS

Shareholders are invited to re-elect Class III Directors at the 2010 AGM to fill the vacancies available due to the retirements of the Directors mentioned below.

Two Class III Directors, Mr. Tsuyoshi Kawanishi and Mr. Zhou Jie, whose initial appointments as Directors took effect on September 25, 2001 and January 23, 2009, respectively, will retire from office at the 2010 AGM pursuant to Article 90 of the Company’s Articles of Association. Each of Mr. Kawanishi and Mr. Zhou will offer himself for re-election as a Class III Director. If re-elected, each of Mr. Kawanishi and Mr. Zhou would hold office until the 2013 annual general meeting of the Company.

Dr. David N.K. Wang, whose initial appointment as Director took effect on November 9, 2009, will retire from office at the 2010 AGM pursuant to Article 126 of the Articles of Association of the Company. Dr. Wang will offer himself for re-election as a Class I Director. If re-elected, Dr. Wang would hold office until the 2011 annual general meeting of the Company.

Details of the proposed candidates for re-election as Directors at the 2010 AGM are set out in the circular to the shareholders sent together with this annual report.

Contents

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

Members of the Board are re-elected or elected by the Company’s shareholders. As of December 31, 2009, the Board consisted of seven (7) Directors and one (1) Alternate Director.

The Company’s senior management is appointed by, and serves at the discretion of, the Board. The following table sets forth the names, age and positions of the Directors and the senior management of the Company as of the date of this annual report.

Name	Age	Position
Directors
Jiang Shang Zhou	63	Chairman, Independent Non-Executive Director
David N.K. Wang	63	President, Chief Executive Officer and Executive Director
Chen Shanzhi	41	Non-Executive Director
Gao Yonggang	45	Non-Executive Director
Zhou Jie	42	Non-Executive Director
Tsuyoshi Kawanishi	81	Independent Non-Executive Director
Lip-Bu Tan	50	Independent Non-Executive Director
Wang Zheng Gang	59	Alternate Director to Zhou Jie
Senior Managers
Chris Chi	59	Chief Business Officer
Simon Yang	51	Chief Operating Officer
Gary Tseng	53	Chief Financial Officer
Barry Quan	58	Chief Administrative Officer
Anne Chen	47	Company Secretary, Hong Kong Representative and Chief
		Compliance Officer
Samuel Tsou	53	Vice President of Corporate Human Resources
Zhou Mei Sheng	52	Vice President of Technology and Operations Office
John Peng	45	Associate Vice President and General Manager of China BU

BRIEF BIOGRAPHICAL DETAILS

Jiang Shang Zhou
Chairman of the Board, Independent Non-executive Director
Dr. Jiang Shang Zhou has been a Director since 2006 and is currently the Chairman of the Board. Dr. Jiang is also the chairman of SMIC Shanghai, SMIC Beijing, SMIC Tianjin, SMIC Chengdu, SMIC Shenzhen and SMIC Energy Technology (Shanghai) Corporation, and has been appointed as the Chairman of Siltech Semiconductor Shanghai Corporation, and a director of Admiral Investment Holdings Limited and Semiconductor Manufacturing International (AT) Corporation.

Dr. Jiang is the Chairman of China Semiconductor Industry Association, a committee member of the Shanghai Municipal Standing Committee of Chinese People’s Political Consultative Conference, a committee member of the Shanghai Municipal Advisory Committee for Decision making. Dr. Jiang was also the deputy secretary general of Shanghai Government, an officer of and a director commissioner of Shanghai State Owned Assets Placing and Investment Committee officer of the Shanghai Chemical Industrial District Lender Team Office, officer of Shanghai International Automobile City Leader Team Office and officer of the Shanghai Fuel Cell Electric Vehicles (863 major project) Leader Team Office. Dr. Jiang received his bachelor’s degree from Tsinghua University in telecommunications and his master’s and doctorate degree in information technology from the department of electrical engineering of the Swiss Federal Institute of Technology Zurich Communication System Group.

Contents

David N.K. Wang
President, Chief Executive Officer and Executive Director
Dr. David N.K. Wang joined the Company as President, Chief Executive Officer and Executive Director in November 2009. Dr. Wang is a well known executive with extensive experience in the global semiconductor industry. He was the CEO of Huahong (Group) Co., Ltd. and Chairman of Huahong NEC, a subsidiary of Huahong Group between September 2005 and June 2007. Prior to joining Huahong Group, Dr. Wang was the Executive Vice President of Applied Materials and President of Applied Materials Asia. Dr. Wang was responsible for Applied Materials’ business strategy, planning and execution throughout Asia with a particular focus on building infrastructure worldwide. Prior to joining Applied Materials, Dr. Wang conducted research and made a number of key breakthroughs in semiconductor technology at Bell Laboratories. Dr. Wang is a well recognized and respected innovator with more than 100 patents under his name. Dr. Wang received his Ph.D. in Materials Science and Engineering from the University of California, Berkeley.

Dr. Wang has been appointed as a director of SMIC Shanghai, SMIC Beijing, SMIC Tianjin, SMIC Chengdu, SMIC Shenzhen, Semiconductor Manufacturing International (AT) Corporation, Semiconductor Manufacturing International (BVI) Corporation, Admiral Investment Holdings Limited and Magnificent Tower Limited. He has also been appointed as a director of SMIC Shanghai (Cayman) Corporation, SMIC Beijing (Cayman) Corporation, SMIC Tianjin (Cayman) Corporation, SMIC Shenzhen (Cayman) Corporation, Semiconductor Manufacturing International (Solar Cell) Corporation, SilTech Semiconductor Corporation, and each of their subsidiaries.

Chen Shanzhi
Non-executive Director
Dr. Chen Shanzhi has been a Director since 2009. Dr. Chen is currently the VP, CTO and CIO of China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group). He is also the Vice President of Datang Telecom Technology & Industry Holdings Co. Ltd., where he is responsible for technology and standard development, corporate IT, and strategic alliances and cooperation. Dr. Chen is a member of the expert group of the Information technology of the National High Technology Research and Development Program of China (863 Program). Dr. Chen received his Bachelor of Engineering from Xidian University, Master of Engineering from Research Institute of Ministry of Posts and Telecommunications and Ph. D. from Beijing University of Posts and Telecommunications. Dr. Chen has 18 years of experience in the field of information and communication technology where he has been involved in research and development, technology and strategy management. He has published a book and nearly 100 papers in the domestic and foreign academic conferences and publications, most of which were published by SCI and EI and many of his papers have received awards. At present, he has applied for 10 national invention patents.

Gao Yonggang
Non-executive Director
Mr. Gao Yonggang has been a Director since 2009, and has been appointed as a director of certain subsidiaries of the Company, namely, SMIC Beijing, SMIC Chengdu and SMIC Shenzhen. Mr. Gao is currently the Chief Financial Officer of China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group) and the chairman of Datang Capital (Beijing) Co., Ltd. He is also a director and the Senior Vice President of Datang Telecom Technology & Industry Holdings Co., Ltd., a director of the China Accounting Society, and a member of the Central Enterprise Youth Federation. Mr. Gao has more 20 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries such as retail, industrial, municipal utilities, and many different type of firm like state-owned enterprises, private, joint venture enterprises, government agencies. In November 2004, he was appointed as the Chief Financial Officer of China Academy of Telecommunications Technology by the State-owned Assets Supervision and Administration Commission. Mr. Gao has in-depth studies in the field of financial investment where he has been involved in a number of key research projects and has many publications in these areas.

Contents

Zhou Jie
Non-executive Director
Mr. Zhou Jie has been a Director since 2009. Mr. Zhou is an executive director and the executive vice president of Shanghai Industrial Investment (Holdings) Co. Ltd. (“SIIC”), an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited (“SIHL”). He is also a director of certain subsidiaries of SIIC and SIHL. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He is currently a non-executive director of Shanghai Fudan-Zhangjiang Bio-Pharmaceutical Co. Ltd.. He was the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.) and had held the positions of the chairman and general manager of Shanghai S.I. Capital Co. Ltd. He has over 10 years’ experience in investment banking and capital market operation.

Wang Zheng Gang (Alternate Director to Mr. Zhou Jie)
Mr. Wang Zheng Gang has been a Director since 2007 and he is currently the alternate director of Mr. Zhou Jie. Mr. Wang is the chief representative of the Shanghai Representative Office of Shanghai Industrial Holdings Limited and chairman of SIIC Management (Shanghai) Ltd. He is also the vice chairman of Bright Dairy and Food Co. Ltd, a director of Shanghai Urban Development (Holdings) Co. Ltd., Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd., Shanghai Luqiao Development Co. Ltd, Shanghai Shengyu Highway Construction Development Co. Ltd., and Shanghai SIIC South Pacific Hotel Co. Ltd. He was the head of Shanghai Dongfeng Rubber No. 2 Factory, Principal of Shanghai Dongfeng Farm, vice chairman and general manager of Shanghai Agricultural Industrial and Commercial Corp. Ltd. and a director and general manager of SIIC Africa Enterprise Ltd. and general manager of the enterprise management department of Shanghai Industrial Investment (Holdings) Co. Ltd. He graduated from the School of Management of Fudan University with a master’s degree in economics and has over 31 years’ experience in enterprise management.

Tsuyoshi Kawanishi
Independent Non-executive Director
Tsuyoshi Kawanishi has been a Director since 2001 and is also the Chairman of SMIC Japan Corporation. Mr. Kawanishi has more than 50 years of experience in the electronics industry with Toshiba Corporation, where he served as, among other positions, senior executive vice president and senior advisor. Mr. Kawanishi is an advisor to Accenture Ltd. and a number of private companies. Mr. Kawanishi has been proactively leading the semiconductor industry through his strong leadership as an advisor to the Semiconductor Equipment and Materials International (SEMI) and as the chairman of the SIP Consortium of Japan.

Lip-Bu Tan
Independent Non-executive Director
Mr. Lip-Bu Tan has been a Director since 2002 and is also a director of SMIC Tianjin. Mr.Tan is the Founder and Chairman of Walden International, a leading venture capital firm managing over US$1.9 billion in committed capital. He concurrently serves as President and Chief Executive Officer of Cadence Design Systems, Inc., and has been a member of the Cadence Board of Directors since 2004. He also serves on the Boards of Flextronics International (NASDAQ: FLEX), SINA (NASDAQ: SINA), Global Semiconductor Alliance and several other private companies. Mr. Tan received his B.S. from Nanyang University in Singapore, his MBA from the University of San Francisco, and his M.S. in Nuclear Engineering from the Massachusetts Institute of Technology.

Contents

Senior Management
Chris Chi, Chief Business Officer
Prior to joining the Company as Chief Business Officer, Mr. Chi was a consultant for CSquare Consulting. Mr. Chi first joined SMIC in 2008 as Senior Vice President of Corporate Marketing & Sales. From 1981 to 2007, he held management positions with TPO Corporation, Freescale Semiconductor, UMC Europe, UMCi Ltd. Singapore, UMC, Chartered Semiconductor Manufacturing Ltd., and Rockwell International Corporation. Mr. Chi is a Ph.D. candidate in Materials Science and he received his master’s degree in Materials Engineering from the University of California, Los Angeles. With more than 30 years of experience in the semiconductor industry, Mr. Chi is the holder of 5 patents.

Simon Yang, Chief Operating Officer
Prior to joining the Company as Chief Operating Officer in 2010, Dr. Yang was the Chief Technology Officer and Senior Vice President of Operations of Chartered Semiconductor. He first joined SMIC in 2001 as the Vice President of Technology Development and Senior Vice President of Technology and Manufacturing of the Company. From December 2004 to September 2005, he was the Chief Executive Officer and President of CiWest Corporation. Dr. Yang received his PhD in Material Engineering and Master of Science in Physics from Rensselaer Polytechnic Institute, and his Bachelor of Science in Electrical Engineering from Shanghai University of Science and Technology. With more than 20 years of experience in the semiconductor industry, Dr. Yang is a holder of more than of 20 patents and published more than 30 technical articles.

Gary Tseng, Chief Financial Officer
Prior to joining the Company in 2010 as Chief Financial Officer, in 2008, Mr. Tseng was the Chief Operating Officer at China Solar Corporation, a thin-film solar manufacturing start-up company in Shandong, China. From 2004 to 2005, he founded Digital Display Manufacturing Co., a plasma display manufacturing start-up company in Shanghai and he was the Chief Executive Officer. From 1999 to 2003, Mr. Tseng was the Chief Investment Officer and Senior Vice President of Quanta Computer Company. From 1997 to 1998, he was the Chief Financial Officer and Senior Vice President of United Microelectronics Corporation. From 1991 to 1997, he was the Chief Financial Officer and Senior Vice President of Taiwan Semiconductor Manufacturing Company Limited. From 1983 to 1991, Mr. Tseng held management positions as Finance Manager at Philips Taiwan Limited and Corporate Treasurer for all the Philips companies in Taiwan. In addition, he was the Fab Accounting Manager for Philips Semiconductor operation in the USA and Philips Semiconductor packaging operation in Taiwan. Mr. Tseng received his Master of Business Administration from University of Missouri-Columbia, Missouri in the USA and his Bachelor of Science in Accounting from National Cheng-Kong University in Taiwan. In addition, Mr. Tseng is a Certified Public Accountant, Certified Management Accountant and Certified Internal Auditor in the USA.

Barry Quan, Chief Administrative Officer
Mr. Quan joined the Company as the Chief Administrative Officer in 2010. He was the President and Legal Representative of Applied Materials China from 2007 to 2010, where he was responsible for the overall operations of Applied China, including the completion of the Xian Technology Center, as well as driving growth strategies to meet overall objectives in China for all business units. Mr. Quan first joined Applied Materials in 1994, where he went on to serve in various legal and management roles. He had responsibilities for managing Applied’s global general legal services as Corporate Vice President of Legal Affairs. In 1999, Mr. Quan was also named as Applied’s first Ombudsman, where he created and implemented an ethics and compliance program worldwide. Between 2005 and 2007, Mr, Quan joined the Huahong Group in Shanghai, China as a Vice President and Chief Administrative Officer. In this role, he managed the legal, human resources, facilities, export licensing and other support functions. Mr. Quan received a bachelor of science degree in economics and finance from the University of California, Berkeley and a J.D. from St. John’s University.

Contents

Anne Chen, Company Secretary and Chief Compliance Officer
Ms. Chen joined the Company in 2001 and is the Company’s Hong Kong Representative, Company Secretary and Chief Compliance Officer. Ms. Chen is admitted as a solicitor in Hong Kong, England and Wales and Australia and was admitted as an advocate and solicitor in Singapore. She had served as a deputy adjudicator of the Small Claims Tribunal in Hong Kong in 1999 and has served as the President of the Hong Kong Federation of Women Lawyers from 2000 to 2002 and since 2008. Prior to joining the Company in 2001, she had been a practicing solicitor in Hong Kong since 1987.

Samuel Tsou, Vice President of Corporate Human Resources
Mr. Tsou first joined SMIC in 2005 and is currently the Vice President of Corporate Human Resources. Prior to joining SMIC, he held management positions with Lam Research USA, Taiwan Semiconductor Manufacturing Company Limited, Lam Research Asia, Winbond Electronics and Philips Semiconductor Holland and United Microelectronics Corporation. Mr. Tsou received his B.S. in Physics from National Taiwan University and his Master (major in Counseling and Administration) from Harvest Seminary USA.

Zhou Mei Sheng, Vice President of Technology and Operations Office
Dr. Zhou joined SMIC in 2010 as Vice President of Technology & Operations Office. Dr. Zhou received BSc & MS degree from Fudan University China in 1982 & 1985 respectively, and Ph.D. degree in Chemistry from Princeton University in 1990. In the earlier part of her professional career, she has lectured and researched in distinguished universities like Fudan University China, Rochester University USA and National University of Singapore. Since 1994, she has been working in semiconductor industries. In her 7 years with Chartered Semiconductor Manufacturing. Dr. Zhou worked in various modules like Etch, Clean Tech, PVD, CMP and BEOL and rose from a Senior Engineer, Manager, Deputy Director to the position of fellow, TD-BEOL AMD. In 2001, she moved to TSMC, Taiwan, leading a department in AMTD for Advanced Equipment, Exploratory Module Technology as well as the development of integrated advanced process control for < 90 nm technology. In the period of 2003–2005, Dr. Zhou served as Deputy Director in UMC, contributed to the start-up of its 12’ Fab operation as well as initiating the manufacturing technology development team for the advanced 12’ Wafer fab. She returned back to Chartered as AMTD Senior Director in 2005 and is responsible for the module technology development in supporting Chartered’s business development & growth. Dr. Zhou has been awarded with more than 125 US. patents and published over 40 papers as co-inventor/author.

John Peng, Associate Vice President and General Manager of China BU
Mr. Peng first joined SMIC in 2001 and is currently General manager of China Business Unit. Prior to joining SMIC, he was the Sr. Operation Director of Wuxi CSMC-Hi Semiconductor Company Limited and was responsible for Fab, PC&MC, Facility and IT. He was also the deputy general manager and the Fab director of Huajing MOS BU, responsible for China national 908 project AT&T (Lucent) technology transfer and built China’s most advanced 6’ fab in 1996. He received his Bachelor’s degree in Physics from Sichuan University and his Master’s degree in 1988 in Microelectronics from XiDian University.

Contents

CHANGES IN DIRECTORATE AND UPDATE OF DIRECTORS’ INFORMATION

Changes in the Members of the Board of Directors
As previously disclosed by the Company, there were the following changes in the members of the Board, between the period from the date of the 2009 interim report and the date of this annual report.
  Dr. Richard Ru Gin Chang has resigned as President, Chief Executive Officer and Class I Executive Director, and Professor Edward S Yang has resigned as Class III Independent Non-executive Director of the Company on November 9, 2009; and

  On November 9, 2009, Dr. David N.K. Wang was appointed as President, Chief Executive Officer and Class I Executive Director of the Company.
Changes in, and Updates to, Previously Disclosed Information Relating to the Directors
As required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), certain changes in, and updates to, the information previously disclosed regarding the Directors during their respective terms of office are set out below:
  Dr. Jiang Shang Zhou was appointed as the Chairman of China Semiconductor Industry Association in 2009.

  Dr. Jiang Shang Zhou has been appointed as the Chairman of the board of Siltech Semiconductor Shanghai Corporation, and a director of certain subsidiaries of the Company, namely, Admiral Investment Holdings Limited and Semiconductor Manufacturing International (AT) Corporation, in 2009.

  Mr. Gao Yonggang has been appointed as a director of certain subsidiaries of the Company, namely, SMIC Beijing, SMIC Chengdu and SMIC Shenzhen, in 2009.

  Mr. Wang Zheng Gang was appointed as a director of Shanghai Shenyu Highway Construction Development Co. Ltd. in 2009.

  Dr. Chen Shanzhi was appointed as the Vice President of China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group) in 2010.

  In December 2009, the Board of Directors approved certain remuneration packages (including cash fees) to the Non-executive Directors (subject to their acceptance).

Contents

REPORT OF THE DIRECTORS

SUBSIDIARIES

Except as otherwise listed below, the Company owns 100% of the issued and outstanding share capital of its subsidiaries. As of December 31, 2009, these subsidiaries are as follows:

1.
Semiconductor Manufacturing International (Shanghai) Corporation* (“SMIS” or “SMIC Shanghai”)
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$5,200,000,000
Registered capital: US$1,740,000,000
Equity holder: the Company (100%)

2.
Semiconductor Manufacturing International (Beijing) Corporation* (“SMIB” or “SMIC Beijing”)
Principal place of operation: Beijing, PRC
Place of incorporation: Beijing, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$3,000,000,000
Registered capital: US$1,000,000,000
Equity holder: the Company (100%)

3.
Semiconductor Manufacturing International (Tianjin) Corporation* (“SMIT” or “SMIC Tianjin”)
Principal place of operation: Tianjin, PRC
Place of incorporation: Tianjin, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$1,100,000,000
Registered capital: US$690,000,000
Equity holder: the Company (100%)

4.
Semiconductor Manufacturing International (Chengdu) Corporation* (“SMICD” or “SMIC Chengdu”)
Principal place of operation: Chengdu, PRC
Place of incorporation: Chengdu, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$175,000,000
Registered capital: US$60,000,000
Equity holder: the Company (66.3%, indirectly through Semiconductor Manufacturing International (AT)
Corporation)

*       For identification purposes only

Contents

5.
SMIC Japan Corporation*
Principal country of operation: Japan
Place of incorporation: Japan
Authorised capital: JPY10,000,000 divided into 200 shares of a par value of JPY50,000
Equity holder: the Company (100%)

6.	SMIC, Americas
Principal country of operation: U.S.A. Place of incorporation: California, US
Registered capital: No registered capital, authorized to issue 50,000,000 shares of common stock Equity holder: the Company (100%)

7.	Better Way Enterprises Limited Principal country of operation: Samoa Place of incorporation: Samoa
Authorised capital: US$1,000,000 divided into 1,000,000 shares of a par value of US$1.00 Issued share capital: US$1.00 Equity holder: the Company (100%)

8.	SMIC Europe S.R.L.
Principal place of operation: Agrate Brianza (Milan), Italy Place of incorporation: Agrate Brianza (Milan), Italy Registered capital: Euros100,000 Equity holder: the Company (100%)

9.	Garrison Consultants Limited
Principal country of operation: Samoa Place of incorporation: Samoa
Authorised capital: US$1,000,000 divided into 1,000,000 shares of a par value of US$1.00
Issued share capital: US$1.00
Equity holder: the Company (100%, indirectly through Better Way Enterprises Limited)

10.	Semiconductor Manufacturing International (AT) Corporation (“AT”) Principal country of operation: Cayman Islands Place of incorporation: Cayman Islands
Authorised capital: US$1,900,000 divided into 100,000,000 ordinary shares of US$0.01 each and 90,000,000 Series A preference shares of US$0.01 each Equity holder: the Company (66.3%)

11.	Semiconductor Manufacturing International (Solar Cell) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$11,000
Equity holder: the Company (100%)

*       For identification purposes only

Contents

12.

SMIC Energy Technology (Shanghai) Corporation* (“Energy Science”)
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$28,935,000
Registered capital: US$12,000,000
Equity holder: the Company (100%, indirectly through SMIC Solar Cell (HK) Company Limited)

13.	SMIC Commercial (Shanghai) Limited Company
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: US$1,100,000
Registered capital: US$800,000
Equity holder: the Company (100%)

14.
SMIC Development (Chengdu) Corporation*
Principal place of operation: Chengdu, PRC
Place of incorporation: Chengdu, PRC
Legal entity: Wholly foreign-owned enterprise
Total Investment: US$12,500,000
Registered capital: US$5,000,000
Equity holder: the Company (100%)

15.	Magnificent Tower Limited
Principal country of operation: British Virgin Islands
Place of incorporation: British Virgin Islands
Authorised capital: US$50,000
Issued share capital: US$1.00
Equity holder: the Company (100%, indirectly through Better Way Enterprises Limited)

16.	SMIC Shanghai (Cayman) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder: the Company (100%)

*	For identification purposes only

Contents

17.	SMIC Beijing (Cayman) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder: the Company (100%)

18.	SMIC Tianjin (Cayman) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder: the Company (100%)

19.	SMIC Shanghai (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$1,000
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through SMIC Shanghai (Cayman) Corporation)

20.	SMIC Beijing (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$1,000
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through SMIC Beijing (Cayman) Corporation)

21.	SMIC Tianjin (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$1,000
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through SMIC Tianjin (Cayman) Corporation)

22.	SMIC Solar Cell (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$10,000
Issued share capital: HK$1.00
Equity holder: the Company (100%, indirectly through Semiconductor Manufacturing International (Solar Cell) Corporation)

Contents

23.	SMIC AT (HK) Company Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$10,000
Issued share capital: HK$1.00
Equity holder: the Company (66.3%, indirectly through Semiconductor Manufacturing International (AT) Corporation)

24.	Semiconductor Manufacturing International (BVI) Corporation
Principal country of operation: British Virgin Islands
Place of incorporation: British Virgin Islands
Authorised capital: US$10.00
Issued share capital: US$10.00
Equity holder: the Company (100%)

25.	Admiral Investment Holdings Limited
Principal country of operation: British Virgin Islands
Place of incorporation: British Virgin Islands
Authorised capital: US$10.00
Issued share capital: US$10.00
Equity holder: the Company (100%)

26.	SMIC Shenzhen (Cayman) Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$50,000
Issued share capital: US$0.0004
Equity holder: the Company (100%)

27.
SMIC (Wuhan) Development Corporation*
Principal place of operation: Wuhan, PRC
Place of incorporation: Wuhan, PRC
Legal entity: Wholly foreign-owned enterprise
Total Investment: RMB$20,000,000
Registered capital: RMB$20,000,000
Equity holder: the Company (100%)

*	For identification purposes only

Contents

28.	SMIC Shenzhen (HK) Company Limited Principal place of operation: Hong Kong Place of incorporation: Hong Kong Authorised capital: HK$1,000 Issued share capital: HK$1.00 Equity holder: the Company (100%)

29.	SilTech Semiconductor Corporation
Principal country of operation: Cayman Islands
Place of incorporation: Cayman Islands
Authorised capital: US$10,000
Issued share capital: US$0.1
Equity holder: the Company (100%)

30.	SilTech Semiconductor (Hong Kong) Corporation Limited
Principal place of operation: Hong Kong
Place of incorporation: Hong Kong
Authorised capital: HK$1,000
Issued share capital: HK$1,000
Equity holder: the Company (100% indirectly through SilTech Semiconductor Corporation)

31.

Semiconductor Manufacturing International (Shenzhen) Corporation* (“SMIC Shenzhen”)
Principal place of operation: Shenzhen, PRC
Place of incorporation: Shenzhen, PRC
Legal entity: Wholly foreign-owned enterprise
Total Investment: US$30,000,000
Registered capital: US$12,000,000
Equity holder: the Company (100%)

32.	SilTech Semiconductor (Shanghai) Corporation Limited
Principal place of operation: Shanghai, PRC
Place of incorporation: Shanghai, PRC
Legal entity: Wholly foreign-owned enterprise
Total investment: USD$35,000,000
Registered capital: USD$12,000,000
Equity holder: the Company (100%, indirectly through SilTech Semiconductor (HK) Corporation Limited)

*	For identification purposes only

Contents

SHARE CAPITAL

During the year ended December 31, 2009, the Company issued 415,000 ordinary shares under the 2004 Stock Option Plan pursuant to the exercise of options. The Company issued 6,038,800 ordinary shares to certain of the Company’s eligible participants including employees, directors, officers, and service providers of the Company (“eligible participants”) pursuant to the Company’s 2001 Stock Plan and 39,500,430 ordinary shares to certain of eligible participants pursuant to the 2004 Equity Incentive Plan of the Company (the “EIP”).

During the year ended December 31, 2009, the Company did not repurchase any ordinary shares from eligible participants pursuant to the terms of the Company’s 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan (collectively the “2001 Preference Shares Plan”) or the Company’s 2001 Stock Plan.

Number of
Ordinary Shares
Outstanding
Outstanding Share Capital as at December 31, 2009	22,375,886,604

Under the terms of the Company’s 2004 Equity Incentive Plan, the Compensation Committee of the Company may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one ordinary share. Restricted Share Units granted to new employees generally vest at a rate of 10% upon the second anniversary of the vesting commencement date, an additional 20% on the third anniversary of the vesting commencement date and an additional 70% upon the fourth anniversary of the vesting commencement date. Restricted Share Units granted to existing employees generally vest at a rate of 25% upon the first, second, third and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of ordinary shares underlying the awards of Restricted Share Units.

Contents

For the twelve months ended December 31, 2004, the Compensation Committee granted a total of 118,190,824 Restricted Share Units pursuant to which the Company issued an aggregate of 18,536,451 ordinary shares to its eligible participants on or around July 1, 2005. For the twelve months ended December 31, 2005, the Compensation Committee granted a total of 122,418,740 Restricted Share Units pursuant to which the Company issued an aggregate of 27,591,342 ordinary shares to its eligible participants on or around January 1, 2006 and July 1, 2006. For the twelve months ended December 31, 2006, the Compensation Committee granted a total of 16,058,864 Restricted Share Units pursuant to which the Company issued an aggregate of 2,039,716 ordinary shares to its eligible participants on or around January 1, 2007 and July 1, 2007. For the twelve months ended December 31, 2007, the Compensation Committee granted a total of 40,519,720 Restricted Share Units. For the twelve months ended December 31, 2008, the Compensation Committee granted a total of 41,907,100 Restricted Share Units. For the twelve months ended December 31, 2009, the Compensation Committee granted a total of 787,797 Restricted Share Units. The remaining vesting dates of these Restricted Share Units (after deducting the number of Restricted Share Units granted but cancelled due to the departure of eligible participants prior to vesting) are approximately as follows:

Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2009
1-Jan	21,215,236
19-Jan	12,500
21-Jan	200,000
22-Jan	12,600
29-Jan	75,000
1-Feb	270,000
13-Feb	75,000
16-Feb	75,000
1-Mar	225,000
3-Mar	250,000
19-Mar	13,320
23-Mar	175,000
1-Apr	125,000
25-Apr	50,000
29-Apr	350,000
1-May	75,000
15-May	62,500
22-May	8,750
1-Jun	100,000
16-Jun	125,000
21-Jun	75,000
1-Jul	937,236
1-Aug	640,000
1-Sep	10,367,188
13-Sep	250,000
1-Oct	782,500
16-Oct	222,216
27-Oct	50,000
1-Nov	250,000
14-Nov	50,000
1-Dec	26,930
6-Dec	100,000
12-Dec	75,000

Contents

Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2010
1-Jan	21,391,985
19-Jan	12,500
21-Jan	200,000
22-Jan	12,600
29-Jan	75,000
1-Feb	270,000
13-Feb	75,000
16-Feb	75,000
1-Mar	225,000
3-Mar	250,000
19-Mar	13,320
23-Mar	175,000
1-Apr	75,000
1-May	75,000
15-May	62,500
22-May	8,750
1-Jun	100,000
16-Jun	125,000
21-Jun	75,000
1-Jul	640,090
1-Sep	682,000
16-Sep	75,000
1-Oct	782,500
16-Oct	222,216
27-Oct	50,000
1-Nov	250,000
14-Nov	50,000
1-Dec	26,930
6-Dec	100,000
12-Dec	75,000

Contents

Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2011
1-Jan	14,682,638
2-Jan	11,750
21-Jan	200,000
22-Jan	12,600
29-Jan	75,000
1-Feb	270,000
13-Feb	75,000
16-Feb	75,000
1-Mar	25,000
19-Mar	13,320
1-Apr	75,000
1-May	75,000
13-May	12,500
15-May	62,500
22-May	8,750
1-Jun	100,000
16-Jun	125,000
21-Jun	75,000
1-Jul	430,000
1-Sep	24,500
16-Oct	150,000
27-Oct	50,000
1-Nov	250,000
14-Nov	50,000
12-Dec	75,000
2012
1-Jan	8,417,888
2-Jan	11,750
21-Jan	200,000
29-Jan	75,000
1-Feb	20,000
13-Feb	75,000
16-Feb	75,000
1-Apr	75,000
13-May	12,500
22-May	8,750
27-Oct	50,000
14-Nov	50,000
2013
1-Jan	82,500
2014
1-Jan	11,750

Contents

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

Other than repurchases by the Company of ordinary shares from employees pursuant to the terms of the 2001 Stock Plans, as disclosed in the paragraph (Share Capital) above, the Company has not repurchased, sold or redeemed any additional ordinary shares in 2009.

No shares were repurchased during the year 2009.

PUBLIC FLOAT

As of April 22, 2010, being the latest practicable date prior to the printing of this annual report, the public (as defined in the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”)) holds more than 25% of the Company’s total issued share capital.

DEBT TO EQUITY RATIO

As of December 31, 2009, the Company’s debt to equity ratio was approximately 58% calculated based on the sum of the short-term borrowings, current portion of long-term debt and long-term debt divided by total shareholders’ equity.

DIVIDENDS AND DIVIDEND POLICY

At the end of 2009, the Company’s accumulated deficit increased to US$1,712.0 million from an accumulated deficit of US$748.5 million at the end of 2008. The Company has not declared or paid any cash dividends on the ordinary shares. We intend to retain any earnings for use in the Company’s business and do not currently intend to pay cash dividends on the ordinary shares. Dividends, if any, on the outstanding shares will be declared by and subject to the discretion of the Board and must be approved at the annual general meeting of shareholders. The timing, amount and form of future dividends, if any, will also depend, among other things, on:
  the Company’s results of operations and cash flow;

  the Company’s future prospects;

  the Company’s capital requirements and surplus;

  the Company’s financial condition;

  general business conditions;

  contractual restrictions on the payment of dividends by the Company to its shareholders or by the Company’s subsidiaries to the Company; and

  other factors deemed relevant by the Board.

Contents

The Company’s ability to pay cash dividends will also depend upon the amount of distributions, if any, received by the Company from its wholly-owned Chinese operating subsidiaries. Under the applicable requirements of Chinese Company Law, the Company’s subsidiaries in China may only distribute dividends after they have made allowances for:
  recovery of losses, if any;

  allocation to the statutory common reserve funds;

  allocation to staff and workers’ bonus and welfare funds; and

  allocation to a discretionary common reserve fund if approved by the Company’s shareholders.
More specifically, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as statutory common reserves and a discretionary percentage of their net profit has been set aside for the staff and workers’ bonus and welfare funds. These operating subsidiaries are not required to set aside any of their net profit as statutory common reserves if such reserves are at least 50% of their respective registered capital. Furthermore, if they record no net income for a year, they generally may not distribute dividends for that year.

CONTRACTS OF SIGNIFICANCE

Settlement Agreement with TSMC
On November 10, 2009, the Company announced that it entered into a settlement agreement with TSMC to resolve all pending lawsuits between the parties, including the legal action filed by TSMC in California for which a verdict was returned against the Company on November 4, 2009 and the legal action filed by the Company against TSMC in Beijing.

As part of the settlement, the Company entered into a share and warrant issuance agreement with TSMC on November 9, 2009, whereupon the Company conditionally agreed to issue to TSMC 1,789,493,218 ordinary shares (the “New Common Shares”) and a warrant (exercisable within three years of issuance) to subscribe for 695,914,030 shares of SMIC, subject to adjustment, at a purchase price of HK$1.30 per share (which would allow TSMC to obtain total ownership of approximately 10% of SMIC’s issued share capital after giving effect to the share issuances) (the “Warrant Shares”), subject to receipt of required government and regulatory approvals. Completion of the share and warrant issuance agreement is conditional upon, amongst other things, the obtaining of governmental approvals and the Listing Committee of the Stock Exchange agreeing to grant approvals for the listing of and permission to deal in the New Common Shares and the Warrant Shares. As at the latest practicable date, the transaction has not been completed and none of the New Common Shares and the Warrant Shares have been issued to TSMC.

Contents

Share Purchase Agreement with Datang
On November 10, 2008, the Company announced the entering into of the Share Purchase Agreement pursuant to which Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”) conditionally agreed to subscribe through a Hong Kong incorporated company, and the Company conditionally agreed to allot and issue, 3,699,094,300 New Ordinary Shares (the “New Shares”). The New Shares represent 19.9% of the issued share capital of the Company prior to the issuance of the New Shares and approximately 16.6% of the issued share capital following the issuance of the New Shares, and were issued for a total purchase price of US$171.8 million.

The completion was conditional upon, amongst other things, the entering into between the Company and Datang of a Strategic Cooperation Agreement regarding the Non-Exempt Continuing Connected Transactions on or prior to completion of the subscription of New Shares pursuant to the terms of the Share Purchase Agreement. On December 24, 2008, the Company and Datang entered into the Strategic Cooperation Agreement for a period of two years commencing on the date of Completion.

Please refer to the section titled “Connected Transactions” in “Report of the Directors” below for further details on the Strategic Cooperation Agreement.

MAJOR SUPPLIERS AND CUSTOMERS

In 2009, the Company’s largest and five largest raw materials suppliers accounted for approximately 11.2% and 43.2%, respectively, of the Company’s overall raw materials purchases. In 2008, the Company’s largest and five largest raw materials suppliers accounted for approximately 8.0% and 32.3%, respectively, of the Company’s overall raw materials purchases. In 2007, the Company’s largest and five largest raw materials suppliers accounted for approximately 14.0% and 48.2%, respectively, of the Company’s overall raw material purchases. None of the Directors or shareholders (which to the knowledge of the Directors own more than 5% of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest suppliers. Almost all of the Company’s materials are imported free of value-added tax and import duties due to concessions granted to the semiconductor industry in China.

For 2009, the Company’s largest and five largest customers accounted for approximately 22.1% and 60.0%, respectively, of the Company’s total overall sales. For 2008, the Company’s largest and five largest customers accounted for approximately 21.7% and 58.2%, respectively, of the Company’s total overall sales. For 2007, the Company’s largest and five largest customers accounted for approximately 18.0% and 60.0%, respectively, of the Company’s total overall sales. None of the other Directors or shareholders (which to the knowledge of the Directors own more than 5% of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest customers in 2009.

PRE-EMPTIVE RIGHTS

The Company confirms that no pre-emptive rights exist in the law of the Cayman Islands.

Contents

DIRECTOR’S INTERESTS

As of December 31, 2009, the interests or short positions of the Directors in the ordinary shares, underlying shares and debentures of the Company (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (“SFO”)), which were notified to the Company and the SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

			Approximate
			Percentage of
			Aggregate Interests
		Number of	to Total Issued
Board Member	Nature of Interest	Shares	Share Capital
Jiang Shang Zhou	Personal Interest(1)	1,000,000
Total		1,000,000	*
Tsuyoshi Kawanishi(7)	Personal Interest(1)	1,000,000
	Personal Interest(2)	500,000
	Personal Interest(3)	1,500,000
Total		3,000,000	*
Lip-Bu Tan(7)	Personal Interest(1)	1,000,000
	Personal Interest(2)	500,000
Total		1,500,000	*
Richard R. Chang	Personal Interest(4)	38,729,500
(former President, Chief Executive	Personal Interest(5)	17,600,000
Officer and Executive Director	Personal Interest(1)	1,000,000
who resigned on	Corporate Interest(6)	20,000,000
November 9, 2009)	Interest of Spouse	9,790,000
	Interest of Child under 18	11,200,000
Total		98,319,500	*
Yang Yuan Wang (former Chairman	Personal Interest(1)	1,000,000
and Independent Non-executive	Personal Interest(2)	500,000	*
Director who resigned on
June 23, 2009)(7)
Total		1,500,000
Edward S Yang (former	Personal Interest(1)	1,000,000
Independent Non-executive	Personal Interest	750,000
Director who resigned on
November 9, 2009)
Total		1,750,000	*

* Indicate less than 1%.

Contents

Notes:

1.	On February 17, 2009, each of Richard Ru Gin Chang, Tsuyoshi Kawanishi, Lip-Bu Tan, Yang Yuan Wang, Jiang Shang Zhou and Edward S Yang was granted an option to purchase 1,000,000 Ordinary Shares at a price per Ordinary Share of HK$0.27. 50% percent of these options vested on February 17, 2010 and the remaining 50% will be vested on February 17, 2011. These options will expire on the earlier of February 17, 2019 or 120 days after termination of the Director’s service to the Board, except for the options granted to (i) Yang Yuan Wang (who resigned as an Independent Non-executive Director on June 23, 2009 but continued to act as the Company’s Honorary Chairman and Chief Scientific Advisor) which will expire after termination of his services to the Company in his capacity as the Honorary Chairman and/or Chief Scientific Advisor of the Company; and (ii) Richard Ru Gin Chang (who resigned as President, Chief Executive Officer and Executive Director on November 9, 2009 but continued to act as the Company’s Advisor) which will expire after termination of his services to the Company in his capacity as Advisor of the Company. As of December 31, 2009, these options have not been exercised.

2.	Each Director was granted an option to purchase 500,000 Ordinary Shares at a price of US$0.132 per Ordinary Share. These options were fully vested on May 30, 2008 and will expire on the earlier of September 29, 2016 or 120 days after termination of the Director’s service to the Board, except for the options granted to (i) Yang Yuan Wang (who resigned as an Independent Non- Executive Director on June 23, 2009 but continued to act as the Company’s Honorary Chairman and Chief Scientific Advisor) which will expire after termination of his services to the Company in his capacity as the Honorary Chairman and/or Chief Scientific Advisor of the Company; and (ii) Richard Ru Gin Chang (who resigned as President, Chief Executive Officer and Executive Director on November 9, 2009 but continued to act as the Company’s Advisor) which will expire after termination of his services to the Company in his capacity as Advisor of the Company. As of December 31, 2009, these options have not been exercised. Jiang Shang Zhou and Fang Yao (who resigned as Non-executive Director on August 30, 2007) have declined receipt of such option.

3.	Tsuyoshi Kawanishi has been granted options to purchase an aggregate of 1,500,000 Ordinary Shares, if fully exercised. As of December 31, 2009, these options have not been exercised.

4.	Pursuant to a Charitable Pledge Agreement dated December 1, 2003, Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Donors”) have pledged to transfer 10,000,000 Ordinary Shares as a charitable gift to The Richard and Scarlett Chang Family Foundation, a Delaware nonprofit nonstock corporation organized exclusively for religious, charitable, scientific, literary and education purposes within the meaning of Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended, such transfer to be made in full at or prior to the death of the surviving Donor. In addition, 2,639,550 of such Ordinary Shares are jointly held by Richard Ru Gin Chang and his spouse, Scarlett K. Chang.

5.	The Compensation Committee has granted Richard Ru Gin Chang (who resigned as President, Chief Executive Officer and Executive Director on November 9, 2009 but continues to act as the Company’s Advisor) options to purchase an aggregate of 15,600,000 Ordinary Shares, if fully exercised, which will expire after termination of his services to the Company in his capacity as Advisor of the Company. Dr. Chang has also been granted an award of 2,000,000 Restricted Share Units (each representing the right to receive one Ordinary Share). As of December 31, 2009, none of these options has been exercised and 2,000,000 Ordinary Shares were issued pursuant to vesting of the Restricted Share Units.

6.	These Ordinary Shares are held by Jade Capital Company, LLC, a Delaware limited liability company (the “LLC”), of which Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Members”), are the sole Members. It is the current intention of the Members that all or a portion of the net income of the LLC be used for philanthropic purposes, including but not limited to contributions to charitable organizations that are tax-exempt under Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended.

7.	Each independent Non-executive Director and Non-executive Director was granted an option to purchase 500,000 Ordinary Shares at a price of US$0.22 per Ordinary Share. These options were fully vested on March 19, 2005 and expired on the earlier of November 9, 2009 or 120 days after termination of the Directors’ service to the Board.

8.
On February 23, 2010, each of Dr. Jiang Shang Zhou, Dr. David N. K. Wang, Mr. Tsuyoshi Kawanishi and Mr. Lip-Bu Tan were granted an option to purchase 15,674,388, 62,697,553, 3,134,877 and 3,134,877 ordinary shares of the Company (“Ordinary Shares”), respectively, at a price per Ordinary Share of HK$0.77. These options are exercisable at the earliest on the expiry of 1 year after 23 February 2010 subject to earlier termination and other terms and conditions, as provided under the Company’s 2004 Stock Option Plan and any applicable award documents.

On February 23, 2010, Dr. David N. K. Wang was granted an award of 26,870,379 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the Company’s 2004 Equity Incentive Plan. These Restricted Share Units shall vest over 4 years as follows: 25% of the Restricted Share Units shall vest on each anniversary of 23 February 2010, provided that Dr. Wang has remained an employee of the Company through the applicable vesting dates.

On February 23, 2010, Dr. Jiang Shang Zhou, Chairman of the Board, was granted an award of 6,717,594 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the Company’s 2004 Equity Incentive Plan. These Restricted Share Units shall vest over 4 years as follows: 25% of the Restricted Share Units shall vest on each anniversary of 23 February 2010.

Contents

DIRECTOR’S SERVICE CONTRACTS

No Director proposed for re-election at the forthcoming AGM has or proposes to have a service contract which is not terminable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation.

SUBSTANTIAL SHAREHOLDERS

Set out below are the names of the parties (not being a Director or chief executive of the Company) which were interested in 5 percent or more of the nominal value of the share capital of the Company and the respective relevant numbers of shares in which they were interested as at December 31, 2009 as recorded in the register kept by the Company under section 336 of the SFO.

	Number of
Name of Shareholder	Shares Held	Percentage Held
Datang Telecom Technology & Industry Holdings Co., Ltd.	3,699,094,300	16.53%
(“Datang”)	(long position)(1)	(long position)
Shanghai Industrial Investment (Holdings) Company Limited	420,008,000	1.88%
(“SIIC”)	(long position)(2)	(long position)
	1,833,269,340	8.19%
	(long position)(3)	(long position)
	2,253,277,340	10.07%
Total:	(long position)	(long position)
	2,485,407,248	11.11%
Taiwan Semiconductor Manufacturing Company Limited (“TSMC”)	(long position)(4)	(long position)

Notes:

(1)	All such Shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.

(2)	All such ordinary shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC.

(3)	All such Shares are held by S.I. Technology Production Holdings Limited (“SITPHL”) which is an indirect wholly-owned subsidiary of SIIC. SITPHL is a wholly-owned subsidiary of Shanghai Industrial Financial (Holdings) Company Limited (“SIFHCL”) which in turn is a wholly-owned subsidiary of Shanghai Industrial Financial Holdings Limited (“SIFHL”) By virtue of the SFO, SIIC and its subsidiaries, SIFHCL and SIFHL are deemed to be interested in the 1,833,269,340 Shares held by SITPHL. As at June 30, 2009, the Company’s Director, Zhou Jie, is an executive director and the executive vice president of SIIC. He is also an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited. Wang Zheng Gang, alternate to Zhou Jie, is the Chief Representative of the Shanghai Representative Office of SIHL and the chairman of SIIC Management (Shanghai) Limited. It is the Company’s understanding that voting and investment control over the ordinary shares beneficially owned by SIIC are maintained by the board of directors of SIIC.

(4)	On November 9, 2009, the Company entered into a share and warrant issuance agreement with TSMC whereupon the Company conditionally agreed to issue to TSMC 1,789,493,218 ordinary shares (the “New Common Shares”) and a warrant (exercisable within three years of issuance) to subscribe for 695,914,030 shares of SMIC, subject to adjustment, at a purchase price of HK$1.30 per share (the “Warrant Shares”), subject to receipt of required government and regulatory approvals. Completion of the share and warrant issuance agreement is conditional upon, amongst other things, the obtaining of governmental approvals and the Listing Committee of the Stock Exchange agreeing to grant approvals for the listing of and permission to deal in the New Common Shares and the Warrant Shares. As at the latest practicable date, the transaction has not been completed and none of the New Common Shares and the Warrant Shares have been issued to TSMC.

Contents

EMOLUMENTS TO THE DIRECTORS

The chart below sets forth the emoluments to each of our Directors, including Richard Ru Gin Chang, our former President, Chief Executive Officer and Executive Director, in 2009, 2008 and 2007.

	David		Gao					Yang						Jiang	Wang
	N.K.	Chen	Yong	Edward	Zhou	Richard Ru	Tsuyoshi	Yuan	Ta-Lin	Lip-Bu	Henry	Fang	Albert	Shang	Zheng
	Wang	Shanzhi	Gang	S Yang	Jie	Gin Chang	Kawanishi	Wang	Hsu	Tan	Shaw	Yao	Y. C. Yu	Zhou	Gang	Total
2009
Salaries and other benefits	$—	$—	$—	$—	$—	$273,029	$—	$—	$—	$—	$—	$—	$—	$—	$—	$273,029
Stock Option Benefits*	$—	$—	$—	$8,149	$—	$47,299	$8,149	$8,149	$—	$8,149	$—	$—	$—	$8,149	$—	$88,044
Total	$—	$—	$—	$8,149	$—	$320,328	$8,149	$8,149	$—	$8,149	$—	$—	$—	$8,149	$—	$361,073
2008
Salaries and other benefits	$—	$—	$—	$—	$—	$218,398	$—	$—	$—	$—	$—	$—	$—	$—	$—	$218,398
Stock Option Benefits*	$—	$—	$—	$—	$—	$144,300	$4,285	$4,285	$4,285	$4,285	$4,285	$—	$12,489	$—	$—	$178,214
Total	$—	$—	$—	$—	$—	$362,698	$4,285	$4,285	$4,285	$4,285	$4,285	$—	$12,489	$—	$—	$396,612
2007
Salaries and other benefits	$—	$—	$—	$—	$—	$195,395	$—	$—	$—	$—	$—	$—	$—	$—	$—	$195,395
Stock Option Benefits*	$—	$—	$—	$—	$—	$172,203	$17,189	$17,189	$17,189	$17,189	$17,189	$—	$50,094	$—	$—	$308,242
Total	$—	$—	$—	$—	$—	$367,598	$17,189	$17,189	$17,189	$17,189	$17,189	$—	$50,094	$—	$—	$503,637

*	For a description of any options granted and exercised in 2009, please see the summary of grants of options as set forth under “Outstanding Share Options” in this annual report.

Dr. David N. K. Wang, the President, Chief Executive Officer and Executive Director of the Company, has entered into an employment agreement and a service contract with the Company. Pursuant to the agreements, Dr. Wang will be entitled to an annual base compensation of US$300,000 and will be granted equity awards amounting to 0.4% of the total outstanding ordinary shares of the Company on the date of grant (70% of which will be granted as share options and 30% will be granted as restricted share units). He will also be entitled to a performance bonus of US$225,000 (payable if and when the Company achieves profitability over one fiscal year, as indicated by the Board’s approved annual audited financial statements for that fiscal year).

In December 2009, the Board of Directors approved remuneration packages (including cash fees) to the Non-executive Directors of the Company (subject to their acceptance).

On February 17, 2009, each of Dr. Richard Ru Gin Chang, Mr. Tsuyoshi Kawanishi, Mr. Lip-Bu Tan, Professor Yang Yuan Wang, Dr. Jiang Shang Zhou and Professor Edward S Yang were granted an option to purchase 1,000,000 Ordinary Shares at a price per Ordinary Shares of HK$0.27. 50% of these options vested on February 17, 2010, and the rest will be vested on February 17, 2011, and will expire on the earlier of February 17, 2019 or 120 days after termination of the Director’s service to the Board, except for the options granted to (i) Professor Wang (who resigned as Chairman and Independent Non-executive Director on June 23, 2009 but continued to act as the Company’s Honorary Chairman and Chief Scientific Advisor) which will expire after termination of his services to the Company in his capacity as the Honorary Chairman and/or Chief Scientific Advisor of the Company; and (ii) Dr. Chang (who resigned as President, Chief Executive Officer and Executive Director on November 9, 2009 but continued to act as the Company’s Advisor) which will expire after termination of his services to the Company in his capacity as Advisor of the Company.

Contents

In 2008, the Board did not grant options or Restricted Share Units to any Director as compensation for their service on the Board.

In 2007, the Board did not grant options or Restricted Share Units to any Director as compensation for their service on the Board.

On September 29, 2006, the Board granted to each Director an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.132. These options were vested as to 50% on May 30, 2007 and the remaining 50% were vested on May 30, 2008. These options will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. Mr. Fang Yao and Dr. Jiang Shang Zhou have declined such option.

On September 29, 2006, the Board granted to Dr. Albert Y. C. Yu 500,000 Restricted Share Units. Shares under the Restricted Share Units were automatically vested as to 50% on May 30, 2007, and the remaining 50% were vested on May 30, 2008.

In 2005, the Board did not grant options to any Non-executive Director or independent Non-executive Director as compensation for their service on the Board. On May 11, 2005, the Board granted Dr. Richard Ru Gin Chang 2,000,000 Restricted Share Units. 25% of such Restricted Share Units were vested on each of July 1, 2005, July 1, 2006 and July 1, 2007 and 750,000 ordinary shares were issued pursuant to such vesting of Restricted Share Units on each of November 9, 2005, August 3, 2006 and December 4, 2007. On August 6, 2009, 500,000 Ordinary Shares were issued pursuant to the vesting of the remaining 25% of these Restricted Share Units.

On November 10, 2004, the Board granted to each independent Non-executive Director or Non-executive Director an option to purchase 500,000 ordinary shares at a price per ordinary share of US$0.22. These options were fully vested on March 19, 2005 and expired on November 9, 2009. As of December 31, 2009, these options have not been exercised. Lai Xing Cai (who resigned as a Non-executive Director on February 6, 2006) has declined such option. The option granted to Mr. Yen-Pong Jou (who retired as an Independent Non-executive Director at the annual general meeting held on May 30, 2006) lapsed and was cancelled on September 27, 2006.

FIVE HIGHEST PAID INDIVIDUALS

The five individuals whose emoluments were the highest in the Company for the year ended December 31, 2009 and 2008, included Richard Ru Gin Chang, the former President and Chief Executive Officer of the Company, and an Executive Director, whose emoluments are reflected in the analysis presented above. The emoluments paid to the remaining four individuals in aggregate during the year were as follows:

	2009	2008
	(in US$)	(in US$)
Salaries, housing allowances, other allowances, and benefits in kind	$1,147,923	$941,001
Discretionary bonuses	—	—
Stock option benefits*	$182,730	$232,296
Amounts paid to induce member to join Board	—	—

*	For a description of any options exercised in 2009, please see the summary of grants of options as set forth under “Outstanding Share Options” in this section of the annual report.

Contents

The five individuals whose emoluments were the highest in the Company for 2009 and 2008 may not be the same.

Emoluments	Number of Individuals
(in HK$)	2009	2008
$1,000,000–$1,500,000	1	1
$1,500,001–$2,000,000	3	3
$2,000,001–$2,500,000	1	1

REMUNERATION POLICY

The Company’s employees are compensated using cash and a variety of additional incentives. In addition to a monthly salary, the Company’s employees have the opportunity to earn additional merit-based bonuses on a quarterly basis according to the overall performance of the Company, each individual and his or her department. Furthermore, the Company’s employees are eligible to participate on a quarterly basis in the Company’s profit-sharing plan. Additional benefits include participation in the Company’s 2004 global equity incentive compensation program, social welfare benefits for qualified Chinese employees, a global medical insurance plan for overseas employees and optional housing benefits and educational programs for employees with families.

The Directors are compensated for their services as Directors, primarily by grants of options, to purchase ordinary shares under the Stock Option Plan, and cash fees. The compensation committee of the Company (the “Compensation Committee”) proposes, and the Board, other than interested Directors, approves, for the Directors, a remuneration package, which is consistent with the compensation received by Board members in other similar publicly-traded companies.

Pursuant to an incentive program involving the offering for sale of housing constructed by the Company to the Directors, employees and certain service providers, the Company sold one property to Richard Ru Gin Chang, the Company’s former President, Chief Executive Officer and Executive Director, and one to each of the Company’s other five highest paid employees, at the same price per square meter as that at which other properties of the same type have been sold by the Company under the program.

The Company’s local Chinese employees are entitled to a retirement benefit upon retirement based on their salary and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. We are required to make contributions to the state-managed retirement plan equivalent to 20.0% to 22.5% of the monthly salary of current employees. Employees are required to make contributions equivalent to 6% to 8% of their salary. The employer’s contribution of such an arrangement is approximately US$12.5 million, US$11.0 million and US$7.2 million for the years ended December 31, 2009, 2008 and 2007 respectively. The retirement benefits do not apply to expatriate employees.

AUDITORS

The current auditors, Deloitte Touche Tohmatsu, have signified their willingness to continue in office.

Contents

CONNECTED TRANSACTIONS

Article 156 of the Company’s Articles provides (amongst others) that the Company may indemnify any person who is made a party to any action, suit or proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the Company’s request as a director, officer, employee or agent of the Company at another entity, subject to certain limitations and applicable conditions.

The Company recognizes the substantial increase in corporate litigation in general, subjecting directors, officers, employees, agents and fiduciaries to expensive litigation risks.

The Company desires to attract and retain the services of highly qualified individuals to serve the Company and, in part, in order to induce such individuals to continue to provide services to the Company, the Company wishes to provide for the indemnification and advancing of expenses of its directors as permitted by law and the Listing Rules.

1.	Indemnification Agreements
a.	Original Indemnification Agreements
On or around March 18, 2004, upon completion of the Global Offering, the Company entered into identical indemnification agreements with each director whose appointment as director took effect immediately upon the Global Offering (the “Global Offering Directors”), whereby the Company agreed to (inter alia) indemnify its Global Offering Directors in respect of liability arising from their capacity as Directors of the Company (collectively, the “Original Indemnification Agreements”). Pursuant to the Original Indemnification Agreements, the Company was obliged to indemnify each Global Offering Director, to the fullest extent permitted by law, against all costs, charges, expenses, liabilities, losses and obligations incurred in connection with any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation which might lead to any of the foregoing (an “Applicable Claim”) by reason of or arising out of any event or occurrence relating to the fact that he is or was a Director of the Company, or any of its subsidiaries, or is or was serving at the Company’s request at another corporation or enterprise, or by reason of any activity or inactivity while serving in such capacity (an “Indemnifiable Event”). The Company’s obligation to indemnify its Global Offering Directors pursuant to the Original Indemnification Agreements was subject to certain exceptions and limitations set out therein.

b.	New Indemnification Agreements
At the annual general meeting of the Company’s shareholders on May 6, 2005 (the “2005 AGM”), the Company’s shareholders, other than the Directors, chief executive officer of the Company and their respective Associates (as defined in the Listing Rules) approved an amendment to the form of the Original Indemnification Agreements (the “New Indemnification Agreement”). The New Indemnification Agreements executed by each of the Directors superseded the Original Indemnification Agreements which the Company had previously entered into with any existing directors and remained in effect until the entering into between the Company and directors of amended service contracts between October 7, 2008 and April 13, 2009 which include indemnity provisions.

The New Indemnification Agreement reflected the then new requirements under Rules 14A.35 of the Listing Rules to set a term of no longer than three years and a maximum aggregate annual value for each connected transaction (as defined under the Listing Rules). The terms of the New Indemnification Agreements were the same as the Original Indemnification Agreements, except that the New Indemnification Agreements were subject to a term of three years and an Annual Cap (as defined and described below).

Contents

The annual cap in relation to the New Indemnification Agreements was not to exceed a maximum aggregate annual value as disclosed in the Company’s previous announcement (the “Previous Limit”). Had the Previous Limit increased, the Company would have been required to make a further announcement and seek independent shareholders’ approval of the new maximum aggregate annual value of the New Indemnification Agreements.

For the year ended December 31, 2009, no payment was made to any Director under the New Indemnification Agreements.

Pursuant to Rule 14A.38 of the Listing Rules, the auditor of the Company performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the New Indemnification Agreements and reported its factual findings to the board of directors. Pursuant to Rule 14A.37 of the Listing Rules, the Independent Non-Executive Directors have reviewed the report of the auditors.

2.	Strategic Cooperation Agreement
On December 24, 2008, upon completion of the Share Purchase Agreement pursuant to which Datang conditionally agreed to subscribe through a Hong Kong incorporated wholly owned subsidiary, and the Company conditionally agreed to allot and issue, shares representing 19.9% of the issued share capital of the Company prior to such issuance and approximately 16.6% following such issuance at a total purchase price of US$171.8 million, the Company and Datang entered into a strategic cooperation agreement (the “Strategic Cooperation Agreement”).

Pursuant to the Strategic Cooperation Agreement, the Company intends to give priority to the production requirements of Datang, while Datang intends to give priority to engage or employ the fabrication services of the Group. In addition, the Company and Datang would share their technological research and development resources, co-operate in the development of international markets and globalization of their businesses, and make joint efforts to apply for PRC national and local projects in connection with scientific research and industrialisation relating to the integrated circuit sector.

The pricing for the transactions contemplated under the Strategic Cooperation Agreement are determined based on market value. The Caps, being the maximum aggregate values of transactions under the Strategic Cooperation Agreement, are US$50,000,000 for the period commencing on June 23, 2009 and ending on December 31, 2009, and US$100,000,000 for the period commencing on January 1, 2010 and ending on December 23, 2010, respectively, were approved by the shareholders of the Company at its annual general meeting held on June 23, 2009.

Pursuant to Rule 14A.38 of the Listing Rules, the auditor of the Company performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Strategic Cooperation Agreement and reported its factual findings on these procedures to the Board of Directors.

Contents

Pursuant to Rule 14A.37 of the Listing Rules, the Independent Non-Executive Directors have reviewed the report of the auditors and confirmed that the transactions under the Strategic Cooperation Agreement that took place between Datang and the Company (or any of its subsidiaries) for the year ended December 31, 2009 had been entered into:

(1)	in the ordinary and usual course of business of the Company;

(2)	on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

(3)	in accordance with the Strategic Cooperation Agreement on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

EMPLOYEES

The following table sets forth, as of the dates indicated, the number of the Company’s employees serving in the capacities indicated:

	As of December 31,
Function	2006	2007	2008	2009
Managers	871	916	1,015	1,064
Professionals(1)	3,790	4,096	4,465	4,510
Technicians	4804	4,806	4,837	4,484
Clerical staff	583	287	281	249
Total(2)	10,048	10,105	10,598	10,307

Notes:

(1)	Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)	Includes 275, 276, 50 and 372 temporary and part-time employees in 2006, 2007, 2008 and 2009 respectively.

The following table sets forth, as of the dates indicated, a breakdown of the number of the Company’s employees by geographic location:

	As of December 31,
Location of Facility	2006	2007	2008	2009
Shanghai	6,400	6,292	6,632	6,460
Beijing	1,827	1,877	1,674	1,552
Tianjin	1,073	874	958	997
Chengdu	715	1,023	1,259	1,104
Shenzhen	—	—	33	154
United States	16	18	16	17
Europe	7	8	11	9
Japan	7	9	8	8
Hong Kong	3	4	7	6
Total	10,048	10,105	10,598	10,307

Contents

The Company’s success depends to a significant extent upon, among other factors, the Company’s ability to attract, retain and motivate qualified personnel.

As of December 31, 2009, 1,517 and 150 of the Company’s employees held master’s degrees and doctorate degrees, respectively. As of the same date, 3,324 of the Company’s employees possessed a bachelor’s degree. The Company’s engineers received an average of 42 hours of continuing training per person in 2009.

The Company has also entered into agreements with Shanghai University, Beijing University of Technology, Tianjin Normal University and University of Electronic Science and Technology of China and Xihua University to offer a bachelor’s degree program and Peking University, Fudan University, Jiaotong University and Tianjin University and University of Electronic Science and Technology of China to offer graduate degree programs for its technicians. These employees can earn these degrees in either microelectronics or solid-state circuitry. In addition, the Company employs many qualified personnel that have relocated back to China after receiving valuable industry experience overseas.

As a supplement to their salaries, the Company’s employees have the opportunity to earn additional merit-based bonuses on a quarterly basis according to the overall performance of the Company, each individual and his or her department. Furthermore, the Company’s employees are eligible to participate on a quarterly basis in the Company’s profit-sharing plan. Additional benefits include participation in the 2004 global equity incentive compensation program, social welfare benefits for qualified Chinese employees, a global medical insurance plan for overseas employees and optional housing benefits and educational programs for employees with families.

The Company provides occupational health and hygiene management for the welfare of the Company’s employees. This includes the monitoring of air quality, illumination, radiation, noise and drinking water. The Company’s employees are not covered by any collective bargaining agreements.

SHARE OPTION SCHEMES

The Company’s shareholders adopted the Stock Option Plan, the EIP and the Employee Stock Purchase Plan (the “ESPP”, together with the Stock Option Plan and the EIP, the “Option Plans”) to attract and retain its employees.

Stock Option Plan
The following is a summary of the principal terms of the Stock Option Plan conditionally adopted by the Company by way of shareholders’ resolution dated February 16, 2004 and Directors’ resolutions passed on January 16, 2004. Adoption of the Stock Option Plan took effect on March 18, 2004 being the first date of dealings in the ordinary shares.

Summary of the terms of the Stock Option Plan
(a)	Purpose of the Stock Option Plan
The purposes of the Stock Option Plan are to attract, retain and motivate employees and Directors of, and other service providers to the Company, to provide a means of compensating them through the grant of stock options for their contribution to the Company’s growth and profits, and to allow such employees, Directors and service providers to participate in such growth and profitability.

(b)	Who may join
The Compensation Committee may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Company whether located in China, the United States or elsewhere to take up options to subscribe for ordinary shares at a price calculated in accordance with sub-paragraph (e) below. The Compensation Committee may also grant stock options to a Director who is not an employee of the Company (“Non-Employee Director”).

Contents

(c)	Stock Options
Stock options granted under the Stock Option Plan (“Stock Options”) shall entitle a participant (“Participant”) of the Stock Option Plan to purchase a specified number of ordinary shares or ADSs (the “Plan Shares”) during a specified period at a price calculated in accordance with sub-paragraph (e) below. Three types of Stock Options may be granted under the Plan, an Incentive Stock Option, a Non-Qualified Stock Option or a Director Option. An Incentive Stock Option is a stock option that falls within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 and may only be granted to employees of the Company and its subsidiaries from time to time. A Non-Qualified Stock Option is a stock option that is not an Incentive Stock Option. A Director Option is a Non-Qualified Stock Option granted to a Non-Employee Director.

The Company shall issue an Award Document to each Participant of the Stock Option Plan who is granted a Stock Option. The Award Document shall set out the terms and provisions of the grant of a Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Compensation Committee or the Administrator (as defined below), as the case may be) by the Participant. The Company may allow a Participant to exercise his or her Stock Options prior to vesting, provided the Participant agrees to enter into a repurchase agreement in respect of the Stock Option with the Company. The Compensation Committee may also (i) accelerate the vesting of a Stock Option, (ii) set the date on which any Stock Option may first become exercisable, or (iii) extend the period during which a Stock Option remains exercisable, except that no Stock Options may be exercised after the tenth anniversary of the date of grant.

The Stock Option Plan does not provide for any payment upon application or acceptance of an option.

(d)	Administration of the Stock Option Plan
The Compensation Committee shall be responsible for the administration of the Stock Option Plan. Its responsibilities include granting Stock Options to eligible individuals, determining the number of Plan Shares subject to each Stock Option, and determining the terms and conditions of each Stock Option. The Compensation Committee is not obligated to grant Stock Options to Participants in uniform terms.

Accordingly, the terms and conditions which may be imposed may vary between Participants. Any determination by the Compensation Committee in relation to the carrying out and administering of the Stock Option Plan shall be final and binding. No member of the Compensation Committee shall be liable for any action or determination made in good faith, and the members of the Compensation Committee shall be entitled to indemnification and reimbursement in the manner provided in the Articles.

The Compensation Committee may delegate some or all of its authority under the Stock Option Plan to an individual or individuals (each an “Administrator”) who may either be one or more of the members of the Committee or one or more of the officers of the Company. An individual’s status as an Administrator shall not affect his or her eligibility to participate in the Stock Option Plan. The Compensation Committee shall not delegate its authority to grant Stock Options to executive officers of the Company.

(e)	Exercise Price
The exercise price per Plan Share purchasable under a Stock Option shall be fixed by the Committee at the time of grant or by a method specified by the Compensation Committee at the time of grant, but in no event shall be less than the Fair Market Value of a Plan Share on the date such Stock Option is granted.

Contents

The Fair Market Value of a Share will be the higher of (i) the closing price of the ordinary shares on the HKSE’s daily quotation sheet on the applicable date of grant (which must be a business day), and (ii) the average closing price of the ordinary shares on the HKSE (as stated in the relevant daily quotation sheets of the HKSE) for the five business days immediately preceding the date of grant.

The Fair Market Value of the ADSs shall be the highest of (i) the closing price of the ADSs on the NYSE on the applicable date of grant, and (ii) the average closing price of the ADSs on the NYSE for the five business days immediately preceding the date of grant.

(f)	Limit of the Stock Option Plan
At the annual general meeting of the shareholders held on June 23, 2009, the shareholders of the Company approved an increase to the number of ordinary shares reserved for issuance under the Stock Option Plan and the ESPP (the “Global Limit”) from 1,317,000,000 ordinary shares of the Company to 2,434,667,733 ordinary shares of the Company.

The number of ordinary shares which may be issued pursuant to any outstanding Stock Options granted and yet to be exercised under the Stock Option Plan and all outstanding purchase rights granted under the Employee Stock Purchase Plan or other employee stock purchase plan of the Company must not exceed in aggregate 30 percent of the issued and outstanding ordinary shares in issuance from time to time.

(g)	Individual Limit
The total number of ordinary shares underlying Stock Options or other options granted by the Company to, and the total number of ordinary shares that may be purchased under one or more purchase rights granted under the Employee Stock Purchase Plan or any other employee stock purchase plan granted by the Company by, a Participant (including both exercised and outstanding Stock Options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1 percent in the case of an independent Non-executive Director) of the then issued and outstanding ordinary shares unless otherwise allowed under the Listing Rules.

(h)	Exercise of Option
A Stock Option shall vest, and be exercised, in accordance with the terms of the Stock Option Plan, the relevant Award Document and any rules and procedures established by the Compensation Committee for this purpose. However, the term of each Stock Option shall not exceed ten years from the date of grant.

(i)	Director Options
Each non-employee Director may be granted Stock Options to purchase ordinary shares (or an equivalent of ADSs) on the terms set out in the relevant Award Document.

The Directors shall exercise all authority and responsibility with respect to Stock Options granted to Directors subject to the requirements of the Listing Rules.

All non-employee Directors’ Stock Options shall only vest provided that the Director has remained in service as a Director through such vesting date. The unvested portion of a Stock Option granted to a Director shall be forfeited in full if the Director’s service with the Board ends for any reason prior to the applicable vesting date.

Contents

Following termination of a non-employee Director’s service on the Board, such non-employee Director (or his or her estate, personal representative or beneficiary, as the case may be) shall be entitled to exercise those of his or her Stock Options which have vested as of the date of such termination within 120 days following such termination.

(j)	Termination or Lapse of Option
A Stock Option shall terminate or lapse automatically on:

	(i)	the expiry of ten years from the date of grant;

	(ii)	the termination of a Participant’s employment or service relationship with the Company for a reason set out in sub-paragraph (l) below;

	(iii)	save as to any contrary directions of the Compensation Committee, in the event of a complete liquidation or dissolution of the Company, all Stock Options outstanding at the time of the liquidation or dissolution shall terminate without further action by any person;

	(iv)	the sale or other divestiture of a subsidiary, division or operating unit of the Company (where the Participant is employed by such subsidiary, division or operating unit); and

	(v)	termination of the service relationship with a service provider (where the Participant is a service provider of the Company).

(k)	Rights are personal to Participant
A Stock Option is personal to the Participant and shall be exercisable by such Participant or his Permitted Transferee (as defined below) only. An option shall not be transferred other than by will, by the laws of descent and distribution or pursuant to a domestic relations order. The Compensation Committee may also, at its discretion and subject to such terms and conditions as it shall specify, permit the transfer of a Stock Option for no consideration to a Participant’s family members or to a trust or partnership established for the benefit of such family members (collectively “Permitted Transferees”). Any Stock Option transferred to a Permitted Transferee shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Participant.

(l)	Termination of employment or service
If a Participant’s employment or service with the Company is terminated for the following reasons:

	(i)	the failure or refusal of the Participant to substantially perform the duties required of him or her as an employee or officer of, or service provider to, the Company;

	(ii)	any material violation by the Participant of any law or regulation applicable to any business of the Company, or the Participant’s conviction of, or a plea of nolo contendere to, a felony, or any perpetration by the Participant of a common law fraud against the Company; or

	(iii)	any other misconduct by the Participant that is materially injurious to the financial condition, business or reputation of the Company.

Then all Stock Options granted to the Participant, whether or not then vested, shall immediately lapse.

Contents

The Compensation Committee may permit any Incentive Stock Option to convert into a Non-Qualified Stock Option as of a Participant’s termination of employment for purposes of providing such Participant with the benefit of any extended exercise period applicable to Non-Qualified Stock Options when the contract of employment of the holder of Incentive Stock Option terminates.

(m)	Change in control of the Company
The Compensation Committee may specify at or after the date of grant of a Stock Option the effect that a Change in Control (as defined in the Stock Option Plan) will have on such Stock Option. The Compensation Committee may also, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Stock Options to a date prior to the Change in Control, if the Compensation Committee determines that such action is necessary or advisable to allow the participants to realise fully the value of their share options in connection with such Change in Control.

(n)	Change in the capital structure of the Company
In the event of an alteration in the capital structure of the Company (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Plan Shares, or rights issue to purchase Plan Shares at a price substantially below market value), the Compensation Committee may equitably adjust the number and kind of Plan Shares authorised for issuance in order to preserve the benefits or potential benefits intended to be made available under the Stock Option Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Stock Options and the number and kind of shares subject to any outstanding Stock Option and the purchase price per share under any outstanding Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Participants.

(o)	Period of the Stock Option Plan
The Stock Option Plan shall remain in force for a period of ten years commencing on the date of Shareholders’ approval of the Plan.

(p)	Amendments and Termination
The Stock Option Plan may be altered, amended in whole or in part, suspended and terminated by the Board at any time provided alterations or amendments of a material nature or any change to the terms of the Stock Options granted must be approved by the shareholders of the Company, unless such alteration or amendment takes effect automatically under the terms of the Stock Option Plan. For the avoidance of doubt, any alteration or amendment pursuant to the exercise of any authority granted under the Stock Option Plan shall be deemed to take effect automatically under the terms of the Share Option Plan. Any alteration or amendment must be in accordance with the requirements of applicable laws, the Listing Rules and permitted by the HKSE.

If the Stock Option Plan is terminated early by the Board, no further Stock Options may be offered but unless otherwise stated in the Plan, Stock Options granted before such termination shall continue to be valid and exercisable in accordance with the Stock Option Plan.

(q)	Voting and dividend rights
No voting rights shall be exercisable and no dividends shall be payable in relation to Stock Options that have not been exercised.

Contents

(r)	Cancellation of Stock Options
Stock Options granted but not exercised may not be cancelled unless an offer to cancel share options has been made pursuant to Rule 13 of the Hong Kong Code on Takeovers and Mergers and the Hong Kong Securities and Futures commission has consented to such cancellation.

(s)	Ranking of Ordinary Shares
The ordinary shares to be allotted upon the exercise of a Stock Option will be subject to the then effective Articles and will rank pari passu with the Plan Shares in issue on the date of such allotment.

EMPLOYEE STOCK PURCHASE PLAN

The following is a summary of the principal terms of the ESPP conditionally adopted by the Company by way of shareholders’ resolutions dated February 16, 2004 and Directors’ resolutions passed on January 16, 2004.

Summary of the terms of the ESPP
(a)	Purposes of the ESPP
The purposes of the ESPP are to attract, retain and motivate employees of the Company, to provide a means of compensating the employees for their contributions to the growth and profitability by permitting such employees to purchase the ADSs of the Company at a discount and receive favourable U.S. income tax treatment on a subsequent qualifying disposition of such ADSs.

(b)	Who may join
Subject to any contrary directions given by the Compensation Committee, all full-time and regular part-time employees (the “Employees”) of the Company as at the first business day (the “Offering Date”) of a given period specified by the Committee (the “Offering Period”) shall be eligible to enroll in the ESPP. To be eligible to purchase ADSs, all Employees must maintain his or her employment status, without interruption, with the Company through the last day of the applicable Offering Period (the “Purchase Date”).

(c)	Offering Period
The ESPP shall be implemented by a series of Offering Periods. An eligible Employee of the Company may elect to participate in the ESPP for any Offering Period by completing the requisite documents. The Compensation Committee shall determine the starting and ending dates of each Offering Period but no Offering Period shall be shorter than 6 months or longer than 27 months.

(d)	Employees’ Contributions under the ESPP
All amounts that a Participant contributes (“Contributions”) shall be credited to his or her account under the ESPP. Participants must elect to have payroll deductions made on each payday during the Offering Period in a dollar amount specified in the documents submitted by him or by her. The Compensation Committee may permit Participants to make supplemental Contributions into his or her account, on such terms and subject to such limitations as the Compensation Committee may decide.

Participants may, on one occasion only during an Offering Period, decrease the rate of his or her Contributions to his or her account for the Offering Period, including a decrease to zero. The Participant may restore his or her Contributions to the original level, prior to the earlier of,

(i) six months after the effective date of any such decrease; and

(ii) the end of the relevant Offering Period.

Contents

(e)	Grant of Purchase Right
Each eligible Employee who elects to participate in the ESPP in any given Offering Period shall be granted on the Purchase Date, a right to purchase the Plan Shares (the “Purchase Right”). The Purchase Right of a Participant shall be calculated in accordance with the following formula:

(i) dividing (A) the product of US$25,000 and the number of calendar years during all or part of which the Purchase Right shall be outstanding by (B) the closing price of the Plan Shares on the applicable exchange on which Plan Shares are trading (the “Fair Market Value”) on the applicable exchange of the Plan Shares on the Offering Date; and

(ii) subtracting from the quotient thereof (A) the number of Plan Shares that the Employee has purchased during the calendar year in which the Offering Date occurs under the ESPP or under any other employee stock purchase plan of the Company or any subsidiary of the Company which is intended to qualify under Section 423 of the U.S. International Revenue Code of 1986 plus (B) the number of Plan Shares subject on the Offering Date to any outstanding Purchase Rights granted to the Employee under any related Plan.

If application of the above formula would result in the grant of Purchase Rights covering, in the aggregate, more than the number of Plan Shares that the Compensation Committee has made available for the relevant Offering Period, then the Compensation Committee shall adjust the number of Plan Shares subject to the Purchase Right in order that, following such adjustment, the aggregate number of Plan Shares subject to the purchase Right shall remain within the applicable limit.

All Purchase Rights outstanding at the tenth anniversary of the Plan shall remain outstanding through, and may be exercised upon the relevant Purchase Date, but no additional Purchase Right shall be granted under the ESPP.

(f)	Exercise of Purchase Right
Unless a Participant withdraws from the ESPP, his or her Purchase Right shall become exercisable automatically, on the Purchase Date of the relevant Offering Period for the number of Plan Shares obtained by dividing the accumulated Contributions credited to the Participant’s account as of the Purchase Date by the applicable Purchase Price, being an amount not less than 85 percent of the Fair Market Value of the Plan Shares on the Offering Date or on the Purchase Date, whichever is lower (the “Purchase Price”).

The Compensation Committee may credit any Contributions that have been credited to a Participant’s account under the ESPP with interest. Any interest credited to a Participant’s account shall not be used to purchase Plan Shares and shall instead be paid to the Participant at the end of the relevant Offering Period.

If any portion of a Participant’s accumulated Contributions is not used to purchase Plan Shares on a given Purchase Date, the remaining amount shall be held in the Participant’s account and used for the purchase of Plan Shares under the next Offering Period, unless the Participant withdraws from the next Offering Period.

The exercise of the Purchase Right granted under the ESPP is not subject to any performance target.

Contents

(g)	Limit of the ESPP
At the annual general meeting of the shareholders held on June 23, 2009 the shareholders of the Company approved an increase the number of ordinary shares reserved for issuance under the Stock Option Plan and the ESPP (the “Global Limit”) from 1,317,000,000 ordinary shares of the Company to 2,434,667,773 ordinary shares of the Company.

The number of ordinary shares that may be issued upon exercise of all outstanding Purchase Rights granted under the ESPP or other employee stock purchase plan of the Company or and any outstanding stock options granted under the Stock Option Plan or other stock option plan of the Company must not exceed, in the aggregate, thirty percent of the issued and outstanding ordinary shares in issuance from time to time.

(h)	Period of the ESPP
The ESPP shall continue for a term of ten years from the date of its approval by the Shareholders unless terminated in accordance with sub-paragraph (i).

(i)	Amendments and Termination of the ESPP
The Compensation Committee may at any time amend the ESPP in any respect or terminate the ESPP, except that, without the approval of the Company’s shareholders at a meeting duly called, no amendment shall be made in relation to:

(i) increasing the number of ADSs approved for the ESPP; or

(ii) decreasing the Purchase Price per ADSs.

Any alterations or amendments of a material nature or any change to the terms of the Purchase Rights granted must be approved by the shareholders of the Company, unless such alteration or amendment takes effect automatically under the terms of the ESPP. For the avoidance of doubt, any alteration or amendment pursuant to the exercise of any authority granted under the ESPP shall be deemed to take effect automatically under the terms of the ESPP. Any amendment made to the ESPP must be in accordance with applicable law, the requirements of the Listing Rules or permitted by the SEHK.

If the ESPP is terminated by the Board prior to the tenth anniversary of the date of Board approval, unless the Compensation Committee has also terminated any Offering Period then in progress, Purchase Rights granted before such termination shall continue to be valid and exercisable in accordance with, and subject to, the terms and conditions of the Plan.

Rule 17.03(9) of the Listing Rules provide that the exercise price of any share option scheme operated by listed issuers may not be lower than effectively the market price of the ordinary shares. As a result of the capital intensive nature of the Company’s business, we have traditionally relied on share options, rather than cash, as an important means of remunerating our employees. This is common in the industry and we wish to continue this practice. Accordingly, we have applied to and obtained from the SEHK a waiver from strict compliance with Rule 17.03(9) of the Listing Rules such that the Company is allowed to continue to grant options over its Plan Shares to its employees under the ESPP at an exercise price which is at a discount (up to 15 percent discount) to the lower of market price at the commencement of the offering period or the market price on the purchase date.

Up and until December 31, 2009, the Company has not granted any purchase right under the ESPP.

Contents

STANDARD FORM OF SHARE OPTION PLAN FOR SUBSIDIARIES

The following is a summary of the principal terms of a standard form of share option plan involving the grant of options over shares in subsidiaries of the Company which adopt such plan to eligible participants such as employees, directors and service providers of the Group (the “Subsidiary Plan”) that was approved by the shareholders at the annual general meeting held on May 30, 2006.

(a)	Purpose of the Subsidiary Plan
The purposes of the Subsidiary Plan are to attract, retain and motivate employees and directors of and other service providers to the Group, to provide a means of compensating them through the grant of stock options for their contributions to the growth and profits of the Group, and to allow such employees, directors and service providers to participate in such growth and profitability.

(b)	Who may join
The Compensation Committee of the board of directors of the relevant subsidiary (the “Subsidiary Committee”) may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Group whether located in China, the United States or elsewhere to take up options to subscribe for shares (“Subsidiary Shares”) in the relevant subsidiary(ies) which has or have adopted the Subsidiary Plan at a price calculated in accordance with sub-paragraph (e) below. The Subsidiary Committee may also grant stock options to a director who is not an employee of the Company or the relevant subsidiary (“Non-Employee Subsidiary Director”).

(c)	Stock Options
Stock Options granted under the Subsidiary Plan (“Stock Options”) shall entitle a participant (“Subsidiary Participant”) of the Subsidiary Plan to purchase a specified number of Subsidiary Shares during a specified period at a price calculated in accordance with sub-paragraph (e) below. Three types of Stock Options may be granted under a Subsidiary Plan, an Incentive Stock Option, a Non-Qualified Stock Option or a Director Option. An Incentive Stock Option is a stock option that falls within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 (the “Code”) and may only be granted to employees of the Company and its subsidiaries from time to time. A Non Qualified Stock Option is a stock option that is not an Incentive Stock Option. A Director Option is a Non-Qualified Stock Option granted to a Non-Employee Subsidiary Director.

The relevant subsidiary shall issue an Award Document to each Participant of the Subsidiary Plan who is granted a Stock Option. The Award Document shall set out the terms and provisions of the grant of a Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Subsidiary Committee or the Administrator (as defined below), as the case may be) by the Subsidiary Participant. The relevant subsidiary may allow a Subsidiary Participant to exercise his or her Stock Options prior to vesting, provided the Subsidiary Participant agrees to enter into a repurchase agreement in respect of the Stock Option with the relevant subsidiary. The Subsidiary Committee may also (i) accelerate the vesting of a Stock Option, (ii) set the date on which any Stock Option may first become exercisable, or (iii) extend the period during which a Stock Option remains exercisable, except that no Stock Options may be exercised after the tenth anniversary of the date of grant.

The Subsidiary Plan does not provide for any payment upon application or acceptance of an option.

Contents

(d)	Administration of the Subsidiary Plan
The Subsidiary Committee shall be responsible for the administration of the Subsidiary Plan. Its responsibilities include granting Stock Options to eligible individuals, determining the number of Subsidiary Shares subject to each Stock Option, and determining the terms and conditions of each Stock Option. The Subsidiary Committee is not obliged to grant Stock Options to Subsidiary Participants in uniform terms.

Accordingly, the terms and conditions which may be imposed may vary between Subsidiary Participants. Any determination by the Subsidiary Committee in relation to the carrying out and administering of the Subsidiary Plan in accordance with its terms shall be final and binding. No member of the Subsidiary Committee shall be liable for any action or determination made in good faith, and the members of the Subsidiary Committee shall be entitled to indemnification and reimbursement in the manner provided in the articles of association, by-laws or other equivalent constitutional document of the relevant subsidiary.

The Subsidiary Committee may delegate some or all of its authority under the Subsidiary Plan to an individual or individuals (each an “Administrator”) who may either be one or more of the members of the Subsidiary Committee or one or more of the officers of the Company or relevant subsidiaries. An individual’s status as an Administrator shall not affect his or her eligibility to participate in the Subsidiary Plan. The Subsidiary Committee shall not delegate its authority to grant Stock Options to executive officers of the Company or its subsidiaries.

(e)	Exercise Price
The exercise price per Subsidiary Share purchasable under a Stock Option shall be fixed by the Subsidiary Committee at the time of grant or by a method specified by the Subsidiary Committee at the time of grant, but, subject always to and in accordance with applicable requirements of the Listing Rules or permission of the Stock Exchange:

(i) in the case of an Incentive Stock Option:

(1) granted to a Ten Percent Holder, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

(2) granted to any other Subsidiary Participant, the exercise price shall be no less than 100% of the Fair Market Value per Subsidiary Share on the date of grant; and

(ii) in the case of any Stock Option:

(1) granted to a Ten Percent Holder who is a resident of the State of California, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

(2) granted to any other Subsidiary Participant who is a resident of the State of California, the exercise price shall be no less than 85% of the Fair Market Value per Subsidiary Share on the date of grant.

A Ten Percent Holder is any Participant who owns more than 10% of the total combined voting power of all classes of outstanding securities of the relevant subsidiary or any parent or subsidiary (as such terms are defined in and determined in accordance with the Code) of the relevant subsidiary.

Contents

Fair Market Value shall be determined as follows:

(i) If the Subsidiary Shares are listed on any established stock exchange or a national market system, including without limitation the NYSE, The Nasdaq Global Market or The Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such Subsidiary Shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Subsidiary Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Subsidiary Shares on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Subsidiary Shares, the Fair Market Value thereof shall be determined in good faith by the Subsidiary Committee in accordance with any applicable law, rule or regulation.

(f)	Limit of the Subsidiary Plan
The number of Subsidiary Shares that may be issued under the Subsidiary Plan and all other schemes of the relevant subsidiary involving the grant by such subsidiary of options over or other similar rights to acquire new shares or other new securities of such subsidiary (“Other Schemes”) shall not exceed ten percent of the issued and outstanding Subsidiary Shares of such subsidiary on the date of approval of the Subsidiary Plan by the board of directors of the relevant subsidiary (the “Subsidiary Board”).

The number of Subsidiary Shares which may be issued pursuant to any outstanding Stock Options granted and yet to be exercised under the Subsidiary Plan and all Other Schemes of the relevant subsidiary must not exceed in aggregate 30 percent of the issued and outstanding Subsidiary Shares of the relevant subsidiary in issuance from time to time.

(g)	Individual Limit
The total number of Subsidiary Shares underlying Stock Options or other options granted by the relevant subsidiary to a Subsidiary Participant (including both exercised and outstanding Stock Options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1 percent in the case of an independent non-executive Director of the Company) of the then issued and outstanding Subsidiary Shares unless otherwise allowed under the Listing Rules.

(h)	Exercise of Option
A Stock Option shall vest, and be exercised, in accordance with the terms of the Subsidiary Plan, the relevant Award Document and any rules and procedures established by the Subsidiary Committee for this purpose. However, the term of each Stock Option shall not exceed ten years from the date of grant, provided that any Incentive Stock Option granted to a Ten Percent Holder shall not by its terms be exercisable after the expiration of five (5) years from the date of grant.

(i)	Director Options
Each Non-Employee Subsidiary Director may be granted Stock Options to purchase Subsidiary Shares on the terms set out in the relevant Award Document.

Contents

The directors shall exercise all authority and responsibility with respect to Stock Options granted to directors subject to the requirements of the Listing Rules.

All Non-Employee Subsidiary Directors’ Stock Options shall only vest provided that the director has remained in service as a director through such vesting date. The unvested portion of a Stock Option granted to a director shall be forfeited in full if the director ’s service with the Company or the relevant subsidiary ends for any reason prior to the applicable vesting date.

Following termination of a Non-Employee Subsidiary Director ’s service on the Board, such Non-Employee Subsidiary Director (or his or her estate, personal representative or beneficiary, as the case may be) shall be entitled to exercise those of his or her Stock Options which have vested as of the date of such termination within 120 days following such termination.

(j)	Termination or lapse of Option
A Stock Option shall terminate or lapse automatically on:

	(i)	the expiry of ten years from the date of grant;

	(ii)	the termination of a Subsidiary Participant’s employment or service with the relevant subsidiary for a reason set out in sub-paragraph (l) below;

	(iii)	save as to any contrary directions of the Subsidiary Committee with the prior approval of the Board of Directors of the Company, in the event of a complete liquidation or dissolution of the relevant subsidiary, all Stock Options outstanding at the time of the liquidation or dissolution shall terminate without further action by any person;

	(iv)	the sale or other divestiture of a subsidiary, division or operating unit of the Company (where the Subsidiary Participant is employed by such subsidiary, division or operating unit); and

	(v)	termination of the service relationship with a service provider (where the Subsidiary Participant is a service provider of the Company or its subsidiaries).

(k)	Rights are personal to Subsidiary Participant
A Stock Option is personal to the Subsidiary Participant and shall be exercisable by such Subsidiary Participant or his Permitted Transferee (as defined below) only. An option shall not be transferred other than by will, by the laws of descent and distribution or pursuant to a domestic relations order. The Subsidiary Committee may also, at its discretion and subject to such terms and conditions as it shall specify, permit the transfer of a Stock Option for no consideration to a Subsidiary Participant’s family members or to a trust or partnership established for the benefit of such family members (collectively “Permitted Transferees”). Any Stock Option transferred to a Permitted Transferee shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Subsidiary Participant.

(l)	Termination of employment or service
If a Subsidiary Participant’s employment or service with the relevant member(s) of the Group is terminated for the following reasons:

	(i)	the failure or refusal of the Subsidiary Participant to substantially perform the duties required of him or her as an employee or officer of, or service provider to, the relevant member(s) of the Group;

Contents

(ii) any material violation by the Subsidiary Participant of any law or regulation applicable to any business of any relevant member(s) of the Group, or the Subsidiary Participant’s conviction of, or a plea of nolo contendere to, a felony, or any perpetration by the Subsidiary Participant of a common law fraud against any relevant member(s) of the Group; or

(iii) any other misconduct by the Subsidiary Participant that is materially injurious to the financial condition, business or reputation of the Group, then all Stock Options granted to the Subsidiary Participant, whether or not then vested, shall immediately lapse.

The Subsidiary Committee may permit any Incentive Stock Option to convert into a Non-Qualified Stock Option as of a Subsidiary Participant’s termination of employment for purposes of providing such Subsidiary Participant with the benefit of any extended exercise period applicable to Non-Qualified Stock Options when the contract of employment of the holder of Incentive Stock Option terminates.

(m)	Change in control of the Company
The Subsidiary Committee must seek the prior approval of the Board of Directors of the Company and may, subject to such prior approval by the Board of Directors of the Company, specify at or after the date of grant of a Stock Option the effect that a Change in Control (as defined in the Subsidiary Plan) will have on such Stock Option. The Subsidiary Committee may also, subject to such prior approval by the Board of Directors of the Company, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Stock Options to a date prior to the Change in Control, if the Subsidiary Committee determines that such action is necessary or advisable to allow the participants to realise fully the value of their share options in connection with such Change in Control.

(n)	Change in the capital structure of the Company
In the event of an alteration in the capital structure of the relevant subsidiary (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Subsidiary Shares, or rights issue to purchase Subsidiary Shares at a price substantially below market value), the Subsidiary Committee may equitably adjust the number and kind of Subsidiary Shares authorised for issuance in order to preserve, the benefits or potential benefits intended to be made available under the Subsidiary Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Stock Options and the number and kind of shares subject to any outstanding Stock Option and the purchase price per share under any outstanding Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Subsidiary Participants.

(o)	Period of the Subsidiary Plan
The form of the Subsidiary Plan shall be approved by the shareholders of the Company and of the relevant subsidiary respectively, and shall become effective upon its approval by the Subsidiary Board in accordance with the terms thereof. Each Subsidiary Plan shall remain in force for a period of ten years commencing on the date of Subsidiary Board approval of the relevant Subsidiary Plan.

(p)	Amendments and Termination
The Subsidiary Plan may be changed, altered, amended in whole or in part, suspended and terminated by the Subsidiary Board, subject to such prior approval by the Board of Directors of the Company, at any time provided alterations or amendments of a material nature or any change to the terms of the Stock Options granted, or any change to the authority of the Subsidiary Board or the Subsidiary Committee in relation to any alteration to the terms of the Subsidiary Plan, must be approved by the shareholders of the Company, unless such change, alteration or amendment takes effect automatically under the terms of the Subsidiary Plan. For the avoidance of doubt, any change, alteration or amendment pursuant to the exercise of any authority granted under a Subsidiary Plan shall be deemed to take effect automatically under the terms of the relevant Subsidiary Plan. Any change, alteration or amendment must be in accordance with the requirements of the Listing Rules or permitted by the Hong Kong Stock Exchange.

Contents

The Subsidiary Board may, subject to prior approval by the Board of Directors of the Company, at any time and from time to time make such changes, alterations or amendments to the Subsidiary Plan as may be necessary or desirable, including (without limitation) changes, alterations or amendments:

(i) relating to local legal, regulatory and/or taxation requirements and/or implications applicable to the relevant subsidiary and/or Eligible Participants; and/or

(ii) for the purposes of clarification, improvement or facilitation of the interpretation, and/or application of the terms of the Subsidiary Plan and/or for the purposes of improving or facilitating the administration of the Subsidiary Plan, and other changes, alterations or amendments of a similar nature.

If the Subsidiary Plan is terminated early by the Subsidiary Board, subject to prior approval by the Board of Directors of the Company, no further Stock Options may be offered but unless otherwise stated in the Subsidiary Plan. Stock Options granted before such termination shall continue to be valid and exercisable in accordance with the Subsidiary Plan.

(q)	Voting and dividend rights
No voting rights shall be exercisable and no dividends shall be payable in relation to Stock Options that have not been exercised.

(r)	Cancellation of Stock Options
If the relevant subsidiary is or becomes a public company (within the meaning of the Hong Kong Code on Takeovers and Mergers), then in the case of a Change in Control of the relevant subsidiary, Stock Options granted but not exercised may not be cancelled unless an offer or proposal in respect of the Stock Options has, where applicable, been made pursuant to Rule 13 of The Hong Kong Code on Takeovers and Mergers and the Hong Kong Securities and Futures Commission has consented to such cancellation.

(s)	Ranking of Subsidiary Shares
The Subsidiary Shares to be allotted upon the exercise of a Stock Option will be subject to the then effective articles of association (or equivalent constitutional document) of the relevant subsidiary and will rank pari passu with the Subsidiary Shares in issue on the date of such allotment.

The Subsidiary Plans will be administered by the relevant Subsidiary Committees and no other trustee is expected to be appointed in respect of any Subsidiary Plan.

As of December 31, 2009, none of the subsidiaries of the Company has adopted the Subsidiary Plan.

Contents

OUTSTANDING SHARE OPTIONS

Details of the 2001 Stock Plan, the 2001 Preference Share Plan, 2004 Stock Option Plan and 2004 Equity Incentive Plan are as follows:

2001 STOCK PLAN
											Weighted	Weighted
											Average Closing	Average Closing
							Options Lapsed				Price of Shares	Price of Shares
					Options		Due to	Options	Options	Options	immediately	immediately
			No. of		Outstanding	Options	Repurchase of	Exercised	Cancelled	Outstanding	before Dates on	before Dates on
Name/Eligible		Period during which	Options	Exercise Price	as of	Lapsed	Ordinary Shares	During	During	as of	which Options	which Options
Employees	Date Granted	Rights Exercisable	Granted	Per Share	12/31/08	During Period	During Period*	Period	Period	12/31/09	were Exercised	were Granted
				(USD)							(USD)	(USD)
Employees	3/28/2001	3/28/2001–3/27/2011	89,385,000	$0.01	4,666,500	—	—	248,000	—	4,418,500	$0.07	$0.03
Employees	4/2/2001	4/02/2001–4/01/2011	2,216,000	$0.01	281,000	—	—	40,000	—	241,000	$—	$0.03
Employees	4/16/2001	4/16/2001–4/15/2011	575,000	$0.01	35,000	—	—	—	—	35,000	$—	$0.03
Employees	4/28/2001	4/28/2001–4/27/2011	60,000	$0.01	42,000	—	—	—	—	42,000	$—	$0.03
Employees	5/14/2001	5/14/2001–5/13/2011	1,597,000	$0.01	25,000	—	—	15,000	—	10,000	$—	$0.03
Employees	5/15/2001	5/15/2001–5/14/2011	95,000	$0.01	35,000	—	—	—	—	35,000	$—	$0.03
Employees	6/1/2001	6/01/2001–5/31/2011	80,000	$0.01	40,000	—	—	40,000	—	—	$—	$0.03
Employees	7/1/2001	7/1/2001–6/30/2011	745,000	$0.01	49,000	—	—	—	—	49,000	$—	$0.03
Employees	7/15/2001	7/15/2001–7/14/2011	1,045,000	$0.01	314,000	—	—	34,000	—	280,000	$—	$0.03
Employees	7/16/2001	7/16/2001–7/15/2011	2,220,000	$0.01	88,000	—	—	25,000	—	63,000	$—	$0.03
Employees	7/27/2001	7/27/2001–7/26/2011	50,000	$0.01	50,000	—	—	—	—	50,000	$—	$0.03
Employees	7/30/2001	7/30/2001–7/29/2011	140,000	$0.01	100,000	—	—	—	—	100,000	$—	$0.03
Employees	8/1/2001	8/01/2001–7/31/2011	195,000	$0.01	54,000	—	—	14,000	—	40,000	$—	$0.03
Employees	8/7/2001	8/07/2001–8/06/2011	20,000	$0.01	20,000	—	—	—	—	20,000	$—	$0.03
Employees	8/15/2001	8/15/2001–8/14/2011	100,000	$0.01	100,000	—	—	—	—	100,000	$—	$0.03
Employees	8/20/2001	8/20/2001–8/19/2011	20,000	$0.01	20,000	—	—	—	—	20,000	$—	$0.03
Employees	9/24/2001	9/24/2001–9/23/2011	98,708,500	$0.01	14,672,700	10,000	—	1,518,000	—	13,144,700	$0.05	$0.03
Employees	9/28/2001	9/28/2001–9/27/2011	50,000	$0.01	50,000	—	—	—	—	50,000	$—	$0.03
Employees	1/24/2002	1/24/2002–1/23/2012	47,653,000	$0.01	10,314,500	10,000	—	120,000	—	10,184,500	$0.04	$0.03
Employees	1/24/2002	1/24/2002–1/23/2012	7,684,500	$0.02	1,042,300	5,500	—	132,500	—	904,300	$0.06	$0.03
Employees	4/10/2002	4/10/2002–4/09/2012	1,315,000	$0.01	10,000	—	—	—	—	10,000	$—	$0.05
Employees	4/10/2002	4/10/2002–4/09/2012	48,699,000	$0.02	9,950,900	—	—	662,000	—	9,288,900	$0.06	$0.05
Employees	4/11/2002	4/11/2002–4/10/2012	4,100,000	$0.01	2,100,000	—	—	—	—	2,100,000	$—	$0.05
Employees	6/28/2002	6/28/2002–6/27/2012	39,740,000	$0.02	7,338,000	—	—	220,000	—	7,118,000	$0.07	$0.06
Employees	6/28/2002	6/28/2002–6/27/2012	18,944,000	$0.05	7,694,000	640,000	—	357,000	—	6,697,000	$0.06	$0.06
Kawanishi, Tsuyoshi	7/11/2002	7/11/2002–7/10/2012	500,000	$0.05	500,000	—	—	—	—	500,000	$—	$0.07
Employees	7/11/2002	7/11/2002–7/10/2012	2,780,000	$0.05	80,000	—	—	—	—	80,000	$—	$0.07
Service Providers	9/26/2002	9/26/2002–9/25/2012	50,000	$0.05	50,000	—	—	—	—	50,000	$—	$0.03
Employees	9/26/2002	9/26/2005–9/25/2012	5,770,000	$0.02	1,505,000	—	—	—	—	1,505,000	$0.07	$0.08
Employees	9/26/2002	9/26/2005–9/25/2012	65,948,300	$0.05	15,980,410	293,200	—	142,500	—	15,544,710	$0.08	$0.08
Employees	1/9/2003	1/09/2003–1/08/2013	53,831,000	$0.05	16,100,400	328,000	—	16,000	—	15,756,400	$0.08	$0.10
Employees	4/1/2003	4/01/2003–3/31/2013	18,804,900	$0.05	7,210,418	401,000	—	122,800	—	6,686,618	$0.08	$0.14
Employees	4/15/2003	4/15/2003–4/14/2013	550,000	$0.05	550,000	—	—	—	—	550,000	$—	$0.14
Senior Management	4/24/2003	4/24/2003–4/23/2013	1,850,000	$0.05	1,450,000	—	—	—	—	1,450,000	$—	$0.14
Employees	4/24/2003	4/24/2003–4/23/2013	58,488,000	$0.05	19,900,400	980,000	—	1,254,000	—	17,666,400	$0.08	$0.14
Employees	7/15/2003	7/15/2003–7/14/2013	59,699,900	$0.05	18,182,660	1,491,900	—	1,078,000	—	15,612,760	$0.08	$0.17
Employees	10/10/2003	10/10/2003–10/09/2013	49,535,400	$0.10	17,941,900	476,800	—	—	—	17,465,100	$—	$0.29
Employees	1/5/2004	1/05/2004–1/04/2014	130,901,110	$0.10	61,970,980	5,510,648	—	—	—	56,460,332	$0.10	$0.33
Kawanishi, Tsuyoshi	1/15/2004	1/15/2004–1/14/2014	1,000,000	$0.10	1,000,000	—	—	—	—	1,000,000	$—	$0.33
Service Providers	1/15/2004	1/15/2004–3/01/2005	4,100,000	$0.10	100,000	—	—	—	—	100,000	$—	$0.14
Senior Management	1/15/2004	1/15/2004–1/14/2014	2,700,000	$0.10	2,155,000	—	—	—	—	2,155,000	$—	$0.14
Others	1/15/2004	1/15/2004–1/14/2014	4,600,000	$0.10	2,500,000	—	—	—	—	2,500,000	$—	$0.35
Employees	1/15/2004	1/15/2004–1/14/2014	20,885,000	$0.10	7,354,000	225,000	—	—	—	7,129,000	$—	$0.33
Senior Management	2/16/2004	2/16/2004–2/15/2014	900,000	$0.25	900,000	—	—	—	—	900,000	$—	$0.33
Others	2/16/2004	2/16/2004–2/15/2014	12,300,000	$0.25	6,130,000	—	—	—	—	6,130,000	$—	$0.35
Employees	2/16/2004	2/16/2004–2/15/2014	14,948,600	$0.10	3,911,900	142,400	—	—	—	3,769,500	$—	$0.33
Employees	2/16/2004	2/16/2004–2/15/2014	76,454,880	$0.25	40,858,260	2,407,680	—	—	—	38,450,580	$—	$0.33
			952,034,090		285,423,228	12,922,128	—	6,038,800	—	266,462,300

Contents

Options to purchase ordinary shares issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Beginning in January 2004, options to purchase ordinary shares issued to then-existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date.

The Company has not issued stock options under the 2001 Stock Plans since the completion of the Global Offering.

2001 PREFERENCE SHARE PLAN
											Weighted	Weighted
											Average Closing	Average Closing
							Options Lapsed				Price of Shares	Price of Shares
					Options		Due to	Options	Options	Options	immediately	immediately
			No. of		Outstanding	Options	Repurchase of	Exercised	Cancelled	Outstanding	before Dates on	before Dates on
Name/Eligible		Period during which	Options	Exercise Price	as of	Lapsed	Ordinary Shares	During	During	as of	which Options	which Options
Employees	Date Granted	Rights Exercisable	Granted	Per Share	12/31/08	During Period	During Period*	Period	Period	12/31/09	were Exercised	were Granted
				(USD)							(USD)	(USD)
Employees	9/24/2001	9/24/2001–9/23/2011	246,698,700	$0.11	21,450,200	3,549,000	—	—	—	17,901,200	$—	$0.11
Employees	9/28/2001	9/28/2001–9/27/2011	50,000	$0.11	50,000	—	—	—	—	50,000	$—	$0.11
Employees	11/3/2001	11/03/2001–11/02/2011	780,000	$0.35	505,000	20,000	—	—	—	485,000	$—	$0.11
Employees	1/24/2002	1/24/2002–1/23/2012	58,357,500	$0.11	5,494,500	83,200	—	—	—	5,411,300	$—	$0.12
Employees	4/10/2002	4/10/2002–4/09/2012	52,734,000	$0.11	3,069,900	711,000	—	—	—	2,358,900	$—	$0.13
Employees	6/28/2002	6/28/2002–6/27/2012	63,332,000	$0.11	7,742,500	519,500	—	—	—	7,223,000	$—	$0.14
Service Providers	7/11/2002	7/11/2002–7/10/2012	462,000	$0.11	202,000	—	—	—	—	202,000	$—	$0.14
Employees	7/11/2002	7/11/2002–7/10/2012	4,530,000	$0.11	805,000	—	—	—	—	805,000	$—	$0.14
Service Providers	9/26/2002	9/26/2002–9/25/2012	50,000	$0.11	50,000	—	—	—	—	50,000	$—	$0.15
Employees	9/26/2002	9/26/2002–9/25/2012	73,804,800	$0.11	11,738,500	382,450	—	—	—	11,356,050	$—	$0.15
Employees	1/9/2003	1/09/2003–1/08/2013	12,686,000	$0.11	1,237,000	—	—	—	—	1,237,000	$—	$0.17
			513,485,000		52,344,600	5,265,150	—	—	—	47,079,450

Options to purchase preference shares issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Employees may early exercise their options to purchase preference shares. If an employee early exercises 100% of his or her options, the options vest at a rate of 25% upon each first, second, third, and fourth anniversary of the vesting commencement date. Furthermore, in this case, if the employee remains employed by the Company and the Company has completed its initial public offering as of the third anniversary of the vesting commencement date, all options shall vest.

The options to purchase preference shares converted into options to purchase ordinary shares immediately prior to the completion of the Global Offering.

Contents

2004 STOCK OPTION PLAN
												Weighted	Weighted
												Average Closing	Average Closing
						Additional		Options Lapsed				Price of Shares	Price of Shares
					Options	Options	Options	Due to	Options	Options		immediately	immediately
			No. of	Exercise	Outstanding	Granted	Lapsed	Repurchase of	Exercised	Cancelled	Options	before Dates on	before Dates on
Name/Eligible		Period during which	Options	Price Per	as of	During	During	Ordinary Shares	During	During	Outstanding	which Options	which Options
Employees	Date Granted	Rights Exercisable	Granted	Share	12/31/08	Period	Period	During Period*	Period	Period	as of 12/31/09	were Exercised	were Granted
				(USD)								(USD)	(USD)
Senior Management	3/18/2004	3/18/2004–3/17/2014	190,000	$0.35	190,000	—	—	—	—	—	190,000	$—	$0.35
Others	3/18/2004	3/18/2004–3/17/2014	20,000	$0.35	20,000	—	—	—	—	—	20,000	$—	$0.35
Employees	3/18/2004	3/18/2004–3/17/2014	49,869,700	$0.35	26,610,950	—	1,782,100	—	—	—	24,828,850	$—	$0.35
Richard Chang	4/7/2004	4/07/2004–4/06/2014	100,000	$0.31	100,000	—	—	—	—	—	100,000	$—	$0.31
Employees	4/25/2004	4/25/2004–4/24/2014	22,591,800	$0.28	10,933,200	—	514,000	—	—	—	10,419,200	$—	$0.28
Others	7/27/2004	7/27/2004–7/26/2014	200,000	$0.20	100,000	—	—	—	—	—	100,000	$—	$0.20
Employees	7/27/2004	7/27/2004–7/26/2014	35,983,000	$0.20	17,156,000	—	1,045,000	—	—	—	16,111,000	$—	$0.20
Kawanishi, Tsuyoshi	11/10/2004	11/10/2004–11/09/2009	500,000	$0.22	500,000	—	—	—	—	—	500,000	$—	$0.22
Employees	11/10/2004	11/10/2004–11/09/2014	52,036,140	$0.22	22,521,200	—	3,290,450	—	—	—	19,230,750	$—	$0.22
Ta-Lin Hsu	11/10/2004	11/10/2004–11/09/2009	500,000	$0.22	500,000	—	500,000	—	—	—	—	$—	$0.22
Henry Shaw	11/10/2004	11/10/2004–11/09/2009	500,000	$0.22	500,000	—	500,000	—	—	—	—	$—	$0.22
Lip-Bu Tan	11/10/2004	11/10/2004–11/09/2009	500,000	$0.22	500,000	—	—	—	—	—	500,000	$—	$0.22
Wang Yang Yuan	11/10/2004	11/10/2004–11/09/2009	500,000	$0.22	500,000	—	—	—	—	—	500,000	$—	$0.22
Cai Lai Xing	11/10/2004	11/10/2004–11/09/2009	500,000	$0.22	500,000	—	—	—	—	—	500,000	$—	$0.22
Senior Management	5/11/2005	5/11/2005–5/10/2015	900,000	$0.20	900,000	—	—	—	—	—	900,000	$—	$0.20
Others	5/11/2005	5/11/2005–5/10/2015	100,000	$0.20	100,000	—	—	—	—	—	100,000	$—	$0.20
Employees	5/11/2005	5/11/2005–5/10/2015	94,581,300	$0.20	54,625,641	—	4,035,904	—	—	—	50,589,737	$—	$0.20
Richard Chang	5/11/2005	5/11/2005–5/10/2015	15,000,000	$0.20	15,000,000	—	—	—	—	—	15,000,000	$—	$0.22
Employees	8/11/2005	8/11/2005–8/10/2015	32,279,500	$0.22	14,948,100	—	666,600	—	—	—	14,281,500	$—	$0.22
Senior Management	11/11/2005	11/11/2005–11/10/2015	11,640,000	$0.15	11,640,000	—	850,000	—	—	—	10,790,000	$—	$0.15
Others	11/11/2005	11/11/2005–11/10/2015	3,580,000	$0.15	3,580,000	—	—	—	—	—	3,580,000	$—	$0.15
Employees	11/11/2005	11/11/2005–11/10/2015	149,642,000	$0.15	99,565,400	—	4,466,900	—	—	—	95,098,500	$—	$0.15
Employees	2/20/2006	2/20/2006–2/19/2016	62,756,470	$0.15	37,109,935	—	1,835,409	—	—	—	35,274,526	$—	$0.15
Employees	5/12/2006	5/12/2006–5/11/2016	22,216,090	$0.15	14,918,800	—	518,400	—	—	—	14,400,400	$—	$0.15
Kawanishi, Tsuyoshi	9/29/2006	9/29/2006–9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Employees	9/29/2006	9/29/2006–9/28/2016	40,394,000	$0.13	28,339,200	—	2,412,000	—	—	—	25,927,200	$—	$0.13
Richard Chang	9/29/2006	9/29/2006–9/28/2016	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Ta-Lin Hsu	9/29/2006	9/29/2006–9/28/2011	500,000	$0.13	500,000	—	500,000	—	—	—	—	$—	$0.13
Henry Shaw	9/29/2006	9/29/2006–9/28/2011	500,000	$0.13	500,000	—	500,000	—	—	—	—	$—	$0.13
Lip-Bu Tan	9/29/2006	9/29/2006–9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Wang Yang Yuan	9/29/2006	9/29/2006–9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Others	11/10/2006	11/10/2006–11/09/2016	2,450,000	$0.13	2,150,000	—	—	—	—	—	2,150,000	$—	$0.13
Employees	11/10/2006	11/10/2006–11/09/2016	33,271,000	$0.11	21,019,800	—	2,538,800	—	—	—	18,481,000	$—	$0.11
Employees	5/16/2007	5/16/2007–5/15/2017	122,828,000	$0.15	94,398,050	—	7,254,550	—	—	—	87,143,500	$—	$0.15
Senior Management	5/16/2007	5/16/2007–5/15/2017	2,000,000	$0.15	2,000,000	—	350,000	—	—	—	1,650,000	$—	$0.15
Others	5/16/2007	5/16/2007–5/15/2017	5,421,000	$0.15	5,001,000	—	—	—	—	—	5,001,000	$—	$0.15
Employees	12/28/2007	12/28/2007–12/27/2017	89,839,000	$0.10	68,473,000	—	1,626,600	—	—	—	66,846,400	$—	$0.10
Others	12/28/2007	12/28/2007–12/27/2017	3,800,000	$0.10	3,800,000	—	—	—	—	—	3,800,000	$—	$0.10
Employees	2/12/2008	2/12/2008–2/11/2018	126,941,000	$0.08	110,576,800	—	5,035,300	—	—	—	105,541,500	$—	$0.08
Senior Management	2/12/2008	2/12/2008–2/11/2018	2,300,000	$0.08	2,300,000	—	600,000	—	—	—	1,700,000	$—	$0.08
Others	2/12/2008	2/12/2008–2/11/2018	600,000	$0.08	600,000	—	—	—	—	—	600,000	$—	$0.08
Employees	11/18/2008	11/18/2008–11/17/2018	117,224,090	$0.02	109,936,090	—	15,495,000	—	415,000	—	94,026,090	$—	$0.02
Others	11/18/2008	11/18/2008–11/17/2018	1,375,000	$0.02	1,375,000	—	—	—	—	—	1,375,000	$—	$0.02
Senior Management	11/18/2008	11/18/2008–11/17/2018	400,000	$0.02	400,000	—	—	—	—	—	400,000	$—	$0.02
Employees	2/17/2009	2/17/2009–2/16/2019	131,943,000	$0.03	—	131,943,000	7,250,000	—	—	—	124,693,000	$—	$0.03
Lip-Bu Tan	2/17/2009	2/17/2009–2/16/2014	1,000,000	$0.03	—	1,000,000	—	—	—	—	1,000,000	$—	$0.03
Wang Yang Yuan	2/17/2009	2/17/2009–2/16/2014	1,000,000	$0.03	—	1,000,000	—	—	—	—	1,000,000	$—	$0.03
Jiang Shang Zhou	2/17/2009	2/17/2009–2/16/2014	1,000,000	$0.03	—	1,000,000	—	—	—	—	1,000,000	$—	$0.03
Edward S Yang	2/17/2009	2/17/2009–2/16/2014	1,000,000	$0.03	—	1,000,000	—	—	—	—	1,000,000	$—	$0.03
Kawanishi, Tsuyoshi	2/17/2009	2/17/2009–2/16/2019	1,000,000	$0.03	—	1,000,000	—	—	—	—	1,000,000	$—	$0.03
Others	2/17/2009	2/17/2009–2/16/2019	400,000	$0.03	—	400,000	—	—	—	—	400,000	$—	$0.03
Richard Chang	2/17/2009	2/17/2009–2/16/2019	1,000,000	$0.03	—	1,000,000	—	—	—	—	1,000,000	$—	$0.03
Senior Management	2/17/2009	2/17/2009–2/16/2019	1,150,000	$0.03	—	1,150,000	400,000	—	—	—	750,000	$—	$0.03
Others	2/17/2009	2/17/2009–2/16/2019	977,500	$0.03	—	977,500	—	—	—	—	977,500	$—	$0.03
Richard Chang	2/17/2009	2/17/2009–2/16/2019	5,925,000	$0.03	—	5,925,000	—	—	—	—	5,925,000	$—	$0.03
Senior Management	2/17/2009	2/17/2009–2/16/2019	3,437,200	$0.03	—	3,437,200	1,062,000	—	—	—	2,375,200	$—	$0.03
Employees	2/17/2009	2/17/2009–2/16/2019	213,049,193	$0.03	—	213,049,193	8,953,966	—	—	—	204,095,227	$—	$0.03
Employees	5/11/2009	5/11/2009–5/10/2019	24,102,002	$0.04	—	24,102,002	2,373,002	—	—	—	21,729,000	$—	$0.04
			1,495,512,985		786,388,166	386,983,895	76,355,981	—	415,000	—	1,096,601,080

Contents

Options to purchase ordinary shares issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Options to purchase ordinary shares issued to then-existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date.

2004 EQUITY INCENTIVE PLAN
												Weighted Average	Weighted Average
												Closing Price of	Closing Price of
						Additional		Options Lapsed				Shares immediately	Shares immediately
					Options	Options	Options	Due to	Options	Options	Options	before Dates on	before Dates on
			No. of	Exercise	Outstanding	Granted	Lapsed	Repurchase of	Exercised	Cancelled	Outstanding	which Restricted	which Restricted
Name/Eligible		Period during which	Options	Price Per	as of	During	During	Ordinary Shares	During	During	as of	Share Units were	Share Units were
Employees	Date Granted	Rights Exercisable	Granted	Share	12/31/08	Period	Period	During Period*	Period	Period	12/31/09	Vested	Granted
				(USD)								(USD)	(USD)
Employees	7/1/2004	7/01/2005–6/30/2015	96,856,590	$0.00	120,001	—	67,500	—	15,001	—	37,500	$0.13	$0.22
Senior Management	7/27/2004	7/27/2005–7/26/2015	1,130,000	$0.00	—	—	—	—	—	—	—	$—	$0.20
Employees	7/27/2004	7/27/2005–7/26/2015	18,747,520	$0.00	150,000	—	—	—	100,000	—	50,000	$0.07	$0.20
Employees	5/11/2005	5/11/2006–5/10/2016	4,630,000	$0.00	322,500	—	—	—	287,500	—	35,000	$0.11	$0.20
Senior Management	8/11/2005	8/11/2005–8/10/2015	916,830	$0.00	278,056	—	—	—	86,423	—	191,633	$0.11	$0.22
Others	8/11/2005	8/11/2005–8/10/2015	156,888	$0.00	9,394	—	—	—	—	—	9,394	$—	$0.22
Employees	8/11/2005	8/11/2005–8/10/2015	69,430,022	$0.00	11,097,569	—	343,067	—	10,391,061	—	363,441	$0.09	$0.22
Senior Management	11/11/2005	11/11/2005–11/10/2015	2,910,000	$0.00	1,455,000	—	212,500	—	515,000	—	727,500	$0.11	$0.15
Others	11/11/2005	11/11/2005–11/10/2015	2,100,000	$0.00	550,000	—	—	—	525,000	—	25,000	$0.11	$0.15
Employees	11/11/2005	11/11/2005–11/10/2015	40,275,000	$0.00	13,972,500	—	192,500	—	7,218,750	—	6,561,250	$0.11	$0.15
Employees	2/20/2006	2/20/2006–2/19/2016	3,110,000	$0.00	450,000	—	—	—	225,000	—	225,000	$0.11	$0.15
Employees	5/12/2006	5/12/2006–5/11/2016	2,700,000	$0.00	1,725,000	—	—	—	1,100,000	—	625,000	$0.07	$0.15
Employees	9/29/2006	9/29/2006–9/28/2016	720,000	$0.00	210,000	—	—	—	105,000	—	105,000	$—	$0.13
Others	11/10/2006	11/10/2006–11/09/2016	1,688,864	$0.00	844,432	—	—	—	422,216	—	422,216	$0.13	$0.11
Employees	11/10/2006	11/10/2006–11/09/2016	7,340,000	$0.00	2,165,000	—	40,000	—	1,062,500	—	1,062,500	$0.13	$0.11
Employees	5/16/2007	5/16/2007–5/15/2017	33,649,720	$0.00	19,624,360	—	731,250	—	6,760,430	—	12,132,680	$0.11	$0.14
Others	5/16/2007	5/16/2007–5/15/2017	1,000,000	$0.00	750,000	—	—	—	250,000	—	500,000	$0.10	$0.14
Employees	12/28/2007	12/28/2007–12/27/2017	4,910,000	$0.00	3,607,500	—	—	—	652,500	—	2,955,000	$—	$0.10
Others	12/28/2007	12/28/2007–12/27/2017	960,000	$0.00	720,000	—	—	—	240,000	—	480,000	$—	$0.10
Employees	2/12/2008	2/12/2008–2/11/2018	38,597,100	$0.00	34,259,450	—	1,082,738	—	8,671,549	—	24,505,163	$—	$0.08
Others	2/12/2008	2/12/2008–2/11/2018	270,000	$0.00	270,000	—	—	—	67,500	—	202,500	$—	$0.08
Senior Management	2/12/2008	2/12/2008–2/11/2018	960,000	$0.00	960,000	—	225,000	—	185,000	—	550,000	$—	$0.08
Employees	11/18/2008	11/18/2008–11/17/2018	2,080,000	$0.00	2,080,000	—	—	—	520,000	—	1,560,000	$—	$0.02
Employees	5/11/2009	5/11/2009–5/10/2019	787,797	$0.00	—	787,797	387,797	—	100,000	—	300,000	$—	$0.04
			335,926,331		95,620,762	787,797	3,282,352	—	39,500,430	—	53,625,777

Awards of the RSUs issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Awards of the RSUs issued to then-existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date.

Contents

CORPORATE GOVERNANCE REPORT

The Company is committed to remaining an exemplary corporate citizen and maintaining a high level of corporate governance in order to protect the interests of its shareholders.

CORPORATE GOVERNANCE PRACTICES

The HKSE’s Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Listing Rules, which contains code provisions to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations (the “Code Provisions”) and recommended best practices to which an issuer is encouraged to comply (the “Recommended Practices”). The Corporate Governance Policy of the Company came into effect on January 25, 2005 after approval by the Board (and was subsequently updated by the Board on July 26, 2005 and April 24, 2009, respectively) (the “CG Policy”). The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Corporate Governance”, incorporates all of the Code Provisions of the CG Code except for paragraph E1.3 which relates to the notice period for general meetings of the Company, and many of the Recommended Practices.

In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provision of the CG Policy. None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, during the financial period from January 1, 2009 to December 31, 2009, in compliance with the CG Policy.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all members of the Board have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2009. The senior management as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

The Board
The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board acting itself and through the various committees of the Board, actively participates in and is responsible for the determination of the overall strategy of the Company, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of the Company’s financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

The Board consists of seven Directors and one Alternate Director as at the date of this annual report. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re-election at each annual general meeting of shareholders.

Contents

Each class of Director will serve a term of three years. The Class I Directors were re-elected for a term of three years at the 2008 AGM (except Mr. Gao Yonggang who was elected at the 2009 AGM and Dr. David N.K. Wang who was appointed by the Board on November 9, 2009) to hold office until the 2011 annual general meeting of the Company. The Class II Directors were re-elected for a term of three years at the 2009 AGM (except Dr. Chen Shanzhi who was elected at the 2009 AGM) to hold office until the 2012 annual general meeting of the Company. The Class III Directors were re-elected at the 2007 AGM for a term of three years (except Mr. Zhou Jie who was re-elected at the 2009 AGM) to hold office until the 2010 annual general meeting of the Company.

The following table sets forth the names, classes and categories of the Directors as at the date of this annual report:

Name of Director	Category of Director	Class of Director
Jiang Shang Zhou	Chairman, Independent Non-executive Director	Class II
David N.K. Wang	President, Chief Executive Officer, Executive Director	Class I
Gao Yonggang	Non-executive Director	Class I
Chen Shanzhi	Non-executive Director	Class II
Lip-Bu Tan	Independent Non-executive Director	Class II
Tsuyoshi Kawanishi	Independent Non-executive Director	Class III
Zhou Jie	Non-executive Director	Class III
Wang Zheng Gang	Alternate Director to Zhou Jie	Class III

Brief biographical details for Board members are set out on pages 23 through 25. During the year ended December 31, 2009, the Board at all times complied with the minimum requirements of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors on the Board, and complied with the requirement that these should include one such director with appropriate professional qualifications or accounting or related financial management expertise. The roles of the chairman and chief executive officer are segregated and such roles are exercised by Dr. Jiang Shang Zhou and Dr. David N.K. Wang, respectively.

At the 2010 AGM, Mr. Tsuyoshi Kawanishi and Mr. Zhou Jie will retire from office on the date of the 2010 AGM pursuant to Article 90 of the Company’s Articles of Association. Mr. Kawanishi and Mr. Zhou will each offer himself for re-election at the 2010 AGM. If re-elected, each of Mr. Kawanishi and Mr. Zhou would hold office until the 2013 AGM.

At the 2010 AGM, Dr. David N.K. Wang will retire from office on the date of the 2010 AGM pursuant to Article 126 of the Articles of Association. Dr. Wang will offer himself for re-election at the 2010 AGM. If re-elected, Dr. Wang would hold office until the 2011 AGM.

The Company confirmed that it has received an annual independent confirmation from each Independent Non-executive Director as required by the Listing Rules. As such, the Company still considers these Directors to be independent as such term is defined in the Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer.

The Board meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The Board meeting schedule for the year is planned in the preceding year. The Company Secretary assists the Chairman in preparing the agenda for meetings and assists the Board in complying with relevant rules and regulations. The relevant papers for the Board meetings were dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all Directors for their comment and review prior to their approval of the minutes at the following or subsequent Board meeting. Transactions in which Directors are considered to have a conflict of interest or material interests are not passed by written resolutions and the interested Directors are not counted in the quorum and abstain from voting on the relevant matters.

Contents

All Directors have access to the Company Secretary who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents provided at the Board meeting or filed into the Company’s minute-book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to exercise such Director’s duties. The Company Secretary continuously updates all Directors on the latest development of the Listing Rules and other applicable regulatory requirements to assist the Company’s compliance with and maintenance of good corporate governance practices. Each new Director is provided with training with respect to such Director’s responsibilities under the Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices.

During the year ended December 31, 2009, the Board held a total of fourteen (14) meetings. Details of Directors’ attendance at the Board meetings for the period of their appointments are set forth below:

	Number of
	meetings Attended	Attendance Rate
Henry Shaw(1)	—	—
Wang Yang Yuan(2)	3/3	100%
Richard Ru Gin Chang(3)	10/10	100%
Jiang Shang Zhou	14/14	100%
Tsuyoshi Kawanishi(4)	14/14	100%
Lip-Bu Tan(5)	13/14	93%
Zhou Jie(6)	14/14	100%
Edward S Yang(7)	9/11	82%
Chen Shanzhi(8)	11/11	100%
Gao Yonggnang(9)	11/11	100%
David N. K. Wang(10)	3/3	100%

Notes:

(1)	Mr. Henry Shaw resigned as Independent Non-executive Director on January 13, 2009.

(2)	Professor Wang Yang Yuan resigned as Chairman and Independent Non-executive Director on June 23, 2009.

(3)	Dr. Richard Ru Gin Chang resigned as Executive Director on November 9, 2009.

(4)	6 of these meetings were attended by proxy.

(5)	1 of these meetings was attended by proxy.

(6)	4 of these meetings were attended by Mr. Wang Zheng Gang, Alternate Director to Mr. Zhou Jie.

(7)	Professor Edward S Yang resigned as Independent Non-executive Director on November 9, 2009; 1 of these meetings was attended by proxy.

(8)	Dr. Chen Shanzhi was appointed as Non-executive Director on June 23, 2009; 2 of these meetings were attended by proxy.

(9)	Mr. Gao Yonggang was appointed as Non-executive Director on June 23, 2009; 1 of these meetings was attended by proxy.

(10)	Dr. David N. K. Wang was appointed as Executive Director on November 9, 2009.

Contents

Procedure regarding the Appointment of Directors
The standard procedures regarding the appointment of Directors, which was adopted by the Board on September 22, 2005, sets forth the process by which individuals are appointed as members of the Board. Under the policy, the Board will consider, among other factors, (i) the skills, qualifications and experience of the nominee, including other directorships held in listed public companies in the last three years and other major appointments; (ii) the nominee’s shareholdings in the Company; (iii) the independence of the nominee under United States and/or Hong Kong listing rules; and (iv) the impact with respect to the Company’s status as a “foreign private issuer” under the United States securities laws. The Board will then decide whether to appoint such nominee to fill a casual vacancy on the Board or to add the nominee to the existing Directors and to appoint such nominee into one of the three classes of directors as stipulated in the Articles of Association.

BOARD COMMITTEES

The Board has established the following principal committees to assist it in exercising its obligations. These committees consist of a majority of Independent Non-executive Directors who have been invited to serve as members. The committees are governed by their respective charters setting out clear terms of reference.

Compensation Committee
As of December 31, 2009, the members of the Company’s compensation committee (the “Compensation Committee”) were Mr. Lip-Bu Tan (chairman of Compensation Committee), Mr. Tsuyoshi Kawanishi and Mr. Zhou Jie (with Mr. Wang Zheng Gang as his alternate). None of these members of the Compensation Committee has been an executive officer or employee of the Company or any of its subsidiaries.

The responsibilities of the Compensation Committee include, among other things:
  approving and overseeing the total compensation package for the Company’s executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to the Company’s Chief Executive Officer and reviewing the results of the Chief Executive Officer’s evaluation of the performance of the Company’s other executive officers;

  reviewing and making recommendations to the Board with respect to Director compensation, including equity-based compensation;

  administering and periodically reviewing and making recommendations to the Board regarding the long-term incentive compensation or equity plans made available to the Directors, employees and consultants;

  reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and

  ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, legal, and human resources responsibilities.

Contents

On February 17, 2009, each of Dr. Richard Ru Gin Chang, Mr. Tsuyoshi Kawanishi, Mr. Lip-Bu Tan, Professor Yang Yuan Wang, Dr. Jiang Shang Zhou and Professor Edward S Yang were granted an option to purchase 1,000,000 Ordinary Shares at a price per Ordinary Shares of HK$0.27. 50% of these options vested on February 17, 2010, and the rest will be vested on February 17, 2011, and will expire on the earlier of February 17, 2019 or 120 days after termination of the Director’s service to the Board, except for the options granted to (i) Professor Wang (who resigned as Chairman and Independent Non-executive Director on June 23, 2009 but continued to act as the Company’s Honorary Chairman and Chief Scientific Advisor) which will expire after termination of his services to the Company in his capacity as the Honorary Chairman and/or Chief Scientific Advisor of the Company; and (ii) Dr. Chang (who resigned as President, Chief Executive Officer and Executive Director on November 9, 2009 but continued to act as the Company’s Advisor) which will expire after termination of his services to the Company in his capacity as Advisor of the Company.

In addition to reviewing the remuneration of the Non-executive Directors and the members of the Company’s management, the Compensation Committee reviewed and approved the granting of stock options and Restricted Share Units pursuant to the terms of the Option Plans. The Compensation Committee also reviewed and approved on at least a quarterly basis any exception to the compensation guidelines and leave of absence policy of the Company.

The Compensation Committee reports its work, findings and recommendations to the Board during each quarterly Board meeting.

The Compensation Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the compensation policy of the Company. The meeting schedule for a year is planned in the preceding year. The Company Secretary assists the chairman of the Compensation Committee in preparing the agenda for meetings and assists the Compensation Committee in complying with the relevant rules and regulations. The relevant papers for the Compensation Committee meeting were dispatched to Compensation Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Compensation Committee meeting, minutes are circulated to the members of the Compensation Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.

Contents

During the year ended December 31, 2009, the Compensation Committee held a total of 6 meetings. Details of Directors’ attendance at the Compensation Committee are set forth below:

	Number of
	meetings Attended	Attendance Rate
Edward S Yang(1)	1/1	100%
Lip-Bu Tan	5/5	100%
Zhou Jie(2)	5/5	100%
Tsuyoshi Kawanishi(3)	5/6	83%

Notes:

(1)	Professor Yang resigned as Independent Non-executive Director on November 9, 2009.

(2)	2 of these meetings were attended by Mr. Wang Zheng Gang, alternate director to Mr. Zhou.

(3)	2 of these meetings were attended by proxy.

Audit Committee
As of December 31, 2009, the members of the Audit Committee were Lip-Bu Tan (chairman of Audit Committee), Jiang Shang Zhou and Gao Yonggang. None of these members of the Audit Committee has been an executive officer or employee of the Company or any of its subsidiaries. In addition to acting as Audit Committee member of the Company, Lip-Bu Tan, one of the members of the Audit Committee, currently also serves on the audit committee of two other publicly traded companies, namely SINA Corporation and Flextronics International Ltd.. In general and in accordance with section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on the Company’s Audit Committee.

The responsibilities of the Audit Committee include, among other things:
  making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of compensating and overseeing the work of the Company’s independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent auditor team and pre-approving all non-audit services to be provided by the Company’s independent auditor;

  approving the remuneration and terms of engagement of the Company’s independent auditor;

  reviewing reports from the Company’s independent auditor regarding its internal quality-control procedures and any material issues raised in the most recent review or investigation of such procedures and regarding all relationships between the Company and the independent auditor;

  pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding two years;

  reviewing the Company’s annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

Contents
  reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s Internal Audit Department (as defined and discussed below) and the quality and effectiveness of the Company’s internal controls;

  reviewing the Company’s risk assessment and management policies;

  reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;

  establishing procedures for the treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters; and

  obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.
During 2009, the Audit Committee reviewed:
  the financial reports for the year ended December 31, 2008 and the six month period ended June 30, 2009;

  the quarterly earnings releases and any updates thereto;

  the report and management letter submitted by the Company’s outside auditors summarizing the findings of and recommendations from their audit of the Company’s financial reports;

  the Company’s budget for 2009;

  the findings and recommendations of the Company’s outside auditors regarding the Company’s compliance with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

  the effectiveness of the Company’s internal control structure in operations, financial reporting integrity and compliance with applicable laws and regulations in collaboration with the Internal Audit Department and reported to the Board;

  the findings of the Company’s Risk Management Committee (as defined and discussed below) which assesses risks relating to the Company and the compliance office, which ensures compliance with the CG Code and Insider Trading Policy;

  the audit fees for the Company’s outside auditors; and

  the Company’s outside auditors’ engagement letters.
The Audit Committee reports its work, findings and recommendations to the Board during each Board meeting.

Contents

The Audit Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the audit policy of the Company. The meeting schedule for a year is planned in the preceding year. The Company Secretary assists the chairman of the Audit Committee in preparing the agenda for meetings and assists the Audit Committee in complying with the relevant rules and regulations. The relevant papers for the Audit Committee meetings were dispatched to the Audit Committee in accordance with the CG Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Audit Committee meeting, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting.

During the year ended December 31, 2009, the Audit Committee held a total of 5 meetings. Details of Directors’ attendance at the Audit Committee are set forth below:

	Number of
	meetings Attended	Attendance Rate
Wang Yang Yuan(1)	2/2	100%
Lip-Bu Tan	5/5	100%
Jiang Shang Zhou(2)	5/5	100%
Gao Yonggang	3/3	100%

Notes:

(1)	Professor Wang Yang Yuan resigned as Independent Non-executive Director on June 23, 2009; 1 of these meetings was attended by proxy.

(2)	1 of these meetings was attended by proxy.

At each quarterly Audit Committee meeting, the Audit Committee reviews with the Chief Financial Officer and the Company’s outside auditors, the financial statements for the financial period and the financial and accounting principles, policies and controls of the Company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions, (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting and (iv) the internal controls of the Company relating to financial reporting. Upon the recommendation of the Audit Committee, the Board approves the financial statements.

Auditors’ Remuneration
The following table sets forth the aggregate audit fees, Sarbanes-Oxley compliance testing fee, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal year ended December 31, 2009.

2009
Audit Fees	1,291,969
Audit-Related Fees	—
Tax Fees	—
All Other Fees	—
Total	1,291,969

Contents

Internal Controls
In June 2004, the Public Company Accounting Oversight Board, or PCAOB, adopted rules for purposes of implementing Section 404 of the Sarbanes-Oxley Act. Pursuant to the Sarbanes-Oxley Act and the various rules and regulations adopted pursuant thereto or in conjunction therewith, the Company is required to perform, on an annual basis, an evaluation of the Company’s internal control over financial reporting and, beginning in fiscal year 2006, to include management’s assessment of the effectiveness of the Company’s internal control over financial reporting in the Company’s annual report on Form 20-F to be filed with the United States Securities and Exchange Commission. Beginning in fiscal year 2006, the Company’s external auditors are required to attest to such assessment.

The Board, through the Audit Committee which receives reports on at least a quarterly basis from the Internal Audit Department, is responsible to ensure that the Company maintains sound and effective internal controls. The Company’s system of internal control is designed to ensure the achievement of business objectives in operations, financial reporting integrity and compliance with applicable laws and regulations. The system of internal control is designed to manage, rather than completely eliminate, risks impacting the Company’s ability to achieve its business objectives. Accordingly, the system can only provide reasonable but not absolute assurance that the financial statements do not contain a material misstatement or loss.

The Company assists the Board with respect to its duty to identify, evaluate, and manage the significant risks faced by the Company. The Company implements the Board’s policies and procedures to mitigate such risks by (i) identifying and assessing the risks the Company faces and (ii) designing, operating and monitoring a system of internal controls to mitigate and control such risks. The Company has established an Internal Audit Department and the Risk Management Committee and other policies and procedures, for such purposes.

The Board, through the Audit Committee, has reviewed the effectiveness of the system of internal control of the Company and its subsidiaries and believes that the system of internal controls in place at December 31, 2009 and at the date of this annual report, was not effective due to a material weakness as discussed in the Report by Management on Internal Control over Financial Reporting.

Internal Audit Department
Internal Audit Department works with and supports the Company’s management team and the Audit Committee to evaluate and contribute to the improvement of risk management, control, and governance systems. On an annual basis, the Audit Committee will review and approve an annual internal audit plan, which is based on a risk assessment methodology, which assists in determining business risks and establishing appropriate audit frequencies.

Based on this annual audit plan, the Internal Audit Department will audit the practices, procedures, expenditure and internal controls of the various departments in the Company. The scope of the audit includes:
  reviewing management’s control to ensure the reliability and integrity of financial and operating information and the means used to identify, measure, classify, and report such information;

  reviewing the systems established or to be established to ensure compliance with policies, plans, procedures, laws, and regulations that could have a significant impact on operations and reports, and determining whether the Company is in compliance;

  reviewing the means of safeguarding assets and, when appropriate, verifying the existence of assets;

Contents
  appraising the economy and efficiency with which resources are employed;

  identifying significant risks to the ability of the Company to meet its business objectives, communicating them to management and ensuring that management has taken appropriate action to guard against those risks; and

  evaluating the effectiveness of controls supporting the operations of the Company and providing recommendations as to how those controls could be improved.
In addition, the Internal Audit Department will audit areas of concern identified by senior management or conduct reviews and investigations on an ad hoc basis. In conducting these audits, the Internal Audit Department has free and full access to all necessary functions, records, properties and personnel.

After completing an audit, the Internal Audit Department furnishes the Company’s management team with analysis, appraisals, recommendations, counsel, and information concerning the activities reviewed. Appropriate managers of the Company will be notified of any deficiencies cited by the Internal Audit Department, which will follow up with the implementation of audit recommendations. In addition, the Internal Audit Department will report their findings directly to the Audit Committee on at least a quarterly basis.

The Internal Audit Department has direct access to the Board through the chairman of the Audit Committee. The Internal Audit Department may upon request meet privately with the Audit Committee, without the presence of members of the Company’s management or the independent accounting firm. The Internal Audit Department consists of members of the Company’s management team.

Risk Management Committee
The Risk Management Committee identifies, analyzes, and assesses enterprise-wide risks, monitors the Company’s risk management efforts, and reports on the effectiveness of the Company’s enterprise risk management programs. The Risk Management Committee is responsible for developing the Company’s risk management strategy; establishing, reviewing, and approving policies and procedures to control risks as well as to prevent fraud; determining risk tolerances for measurement; preparing a risk management implementation plan and assigning responsibilities; and designing and preparing education and awareness programs and its implementation plans. Such risks can include without limitation, legal risks, credit risks, market risks, operational risks, environmental risks, and systemic risks. The Risk Management Committee consists of members of the Company’s management team.

The Risk Management Committee reports to the Chief Executive Officer periodically, and to the Audit Committee on a quarterly basis. If requested, the chair of the Risk Management Committee will report to the Board on major issues of the enterprise risk management programs.

Disclosure Committee
The Disclosure Committee oversees all information disseminated by the Company, including regulatory filings and submissions made pursuant to the Exchange Act or the Listing Rules, being properly recorded, processed, summarized, and reported to the management of the Company to allow timely decisions regarding the required disclosure. Accordingly, the Disclosure Committee has established a disclosure policy and procedure, which establishes the procedures for the handling and disseminating of price-sensitive information.

Contents

With respect to the Company’s periodic filings pursuant to the Exchange Act or the Listing Rules, the Disclosure Committee identifies and communicates the extent and nature of all disclosures to be made in such filings, reviews the filings, with a particular focus on “Management’s Discussion and Analysis of Financial Conditions and Results of Operations”; reviews and discusses with the Chief Financial Officer whether the Company’s filings provide a fair representation of the Company’s financial condition, results of operation, and cash flows, assesses the materiality of specific events and developments to the Company; and reviews financial reporting issues that are significant to the Company and other material reporting matters.

The Disclosure Committee consists of members of the Company’s management team, including one executive officer of the Company.

Compliance Office
The Compliance Office monitors the Company’s compliance under applicable corporate governance laws and regulations. In particular, the Compliance Office monitors and implements the Company’s anti-fraud policy and investigates any reported cases of breach; and monitors the Company’s compliance with the Code of Business Conduct and Ethics (as described and defined below) and the Insider Trading Policy. The anti-fraud policy sets forth the Company’s policy regarding the prevention, detection and management of fraud and fair dealing in matters pertaining to fraud. The Company has established an email address for the Compliance Officers and the Audit Committee, dedicated to responding to any allegations of fraud and breaches of the Code of Business Conduct and Ethics or the Insider Trading Policy of the Company. The Code of Business Conduct and Ethics provides employees with guidelines pertaining to proper behavior in the workplace and appropriate representation of the Company when outside the workplace. The Insider Trading Policy sets forth the policy and procedures governing the dealing in the Company’s securities by employees, including the Chief Executive Officer and members of the Company’s management, and members of the Board (and their associates).

On at least a quarterly basis, the Compliance Office reports to the Audit Committee regarding any breaches of any of these policies.

The Compliance Office consists of members of the Company’s management team, including an executive officer of the Company.

SHAREHOLDER RIGHTS

The Company’s shareholders may put forth proposals at an annual general meeting of the Company’s shareholders by written notice of those proposals being submitted by shareholders, addressed to the Company Secretary at the principal executive offices of the Company. In order for a shareholder to put a proposal before the Company’s shareholders, such shareholder must (a) be a member of record on both the date of giving of the notice by such shareholder and the record date for the determination of members entitled to vote at such meeting and (b) comply with the notice requirements, in each case, as specified in the Articles. The notice requirements include requirements regarding the timing of delivery of the notice as well as the contents of such notice. The detailed procedures for the notice requirements vary depending on whether the proposal constitutes an ordinary resolution or a special resolution or whether the proposal relates to a nomination for election of a Director. The procedures for shareholders to put forward proposals at an annual general meeting are available upon request from the Company Secretary.

Contents

Enquiries may be submitted to the Board by contacting either the Company Secretary at the principal executive offices of the Company or directly by questions at an annual general meeting or an extraordinary general meeting. Questions on the procedures for putting forward proposals at an annual general meeting may also be put to the Company Secretary by the same means.

SHAREHOLDER COMMUNICATIONS AND INVESTOR RELATIONS

The Company and the Board recognizes the importance of maintaining open and frequent communications with its shareholders. At the 2009 AGM, which was held on June 23, 2009 at the Company’s headquarters in Shanghai, China, the Chairman of the Company, as well as the Company’s outside auditors, were present to answer questions from the shareholders. Together with this annual report, an annual general meeting circular is distributed to all shareholders within the prescribed time period required by the Listing Rules, notifying the shareholders about the 2010 AGM. The circular and the accompanying materials set forth the relevant information relating to the proposed resolutions. Separate resolutions are proposed at these annual general meetings on each substantially separate issue, including the election of individual Directors. The Chairman reveals how many proxies for and against have been filed in respect to each resolution. The results of the poll are published in accordance with the requirements of the Listing Rules.

On the first business day after the 2009 AGM, the results of the poll were published on the web sites of the Company and HKSE. During the 2009 AGM, the Company’s shareholders:
  received and considered the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended December 31, 2008;

  elected Mr. Chen Shanzhi as a class II director and re-elected two retiring class II directors, namely, Mr. Lip-Bu Tan and Mr. Jiang Shang Zhou and authorized the Board to fix their remuneration;

  re-elected a retiring class III director, namely, Mr. Zhou Jie and authorized the Board to fix his remuneration;

  elected Mr. Gao Yonggang as a class I director and re-elected a retiring class I director, namely, Mr. Edward S Yang and authorized the Board to fix their remuneration;

  approved the general mandate to Directors to allot, issue, grant, distribute, and otherwise deal with additional shares in the Company not exceeding 20% of the issued share capital of the Company as of the date of the 2009 AGM;

  approved the general mandate to Directors to repurchase shares in the Company not exceeding 10% of the issued share capital of the Company as of the date of the 2008 AGM;

  approved the maximum aggregate values of transactions under the Strategic Cooperation Agreement being US$50,000,000 for the period commencing on the day of the AGM and ending on December 31, 2009 and US$100,000,000 for the period commencing on January 1, 2010 and ending on December 23, 2010, respectively;

  approved the sending or supply of Corporate Communications by the Company by making them available on its own website; and

  approved the increase of the number of share reserved for issuance under the 2004 Stock Option Plan and the 2004 Employee Stock Purchase Plan of the Company.

Contents

A key element of effective communication with shareholders and investors is the timely dissemination of information relating to the Company. In addition to announcing annual and interim reports, the Company announces its quarterly financial results approximately one month after the end of each quarter. In connection with such announcement, the Company holds conference calls which are open and available to the Company’s shareholders. During these conference calls, the President and Chief Executive Officer and the Chief Financial Officer report about the latest developments in the Company and answer questions from participants. The members of the Company’s Investor Relations Department and senior members of the Company’s management also hold regular meetings with equity research analysts and other institutional shareholders and investors.

A table setting forth information regarding the beneficial ownership as of December 31, 2009 of the ordinary shares, of each shareholder who is known by the Company to beneficially own more than 5% of the Company’s outstanding shares, is contained on page 44.

The market capitalization of the Company as of December 31, 2009 was HK$11,187,943,302 (issued share capital of 22,375,886,604 ordinary shares at the closing market price of HK$0.5 per ordinary share). The public float as of such date was approximately 73.44%.

The 2010 AGM is scheduled to be held at the Company’s headquarters at 18 Zhangjiang Road, PuDong New Area, Shanghai 201203, China on June 3, 2010 at 3pm. All shareholders are invited to attend.

CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a code of business conduct and ethics (the “Code of Conduct”) which provides guidance about doing business with integrity and professionalism. The Code of Conduct addresses issues including among others, fraud, conflicts of interest, corporate opportunities, protection of intellectual property, transactions in the Company’s securities, use of the Company’s assets, and relationships with customers and third parties. Any violation of the Code of Conduct is reported to the Compliance Office, which will subsequently report such violation to the Audit Committee.

US Corporate Governance Practices
Companies listed on the New York Stock Exchange must comply with certain corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual. However, foreign private issuers such as the Company are permitted to follow home country practices in lieu of the provisions of Section 303A, except that such companies are required to comply with the rules relating to the audit committee. Please refer to the following website at http:/www.smics.com/website/enVersion/IR/corporateGovernance.htm for a summary of the significant differences between the Company’s corporate governance practices and those required of U.S. companies under New York Stock Exchange listing standards.

Contents

SOCIAL RESPONSIBILITY

SMIC IN THE COMMUNITY

SMIC has a long-standing tradition of supporting the communities in which we operate, both through the involvement of our employees and through philanthropic activities. SMIC has established extensive housing, education, and service communities near our manufacturing sites, and has helped these local communities to grow and prosper along with the Company.

SUPPORT FOR EDUCATION

In addition to maintaining our own award-winning schools for our employees’ children, SMIC actively supports education throughout China. For several years, SMIC has supported the Enyou Foundation’s Teacher Training Program, aimed at empowering rural educators with modern teaching skills, methodologies, and know-how. SMIC has contributed accommodations, classrooms, volunteer teachers and staff, and other facilities to the program. SMIC also supports education through the activities of its employees, who have helped finance dozens of schools in rural China, taught at local universities, and volunteered in countless community programs.

SUPPORT FOR THE ENVIRONMENT

SMIC is a conscientious steward of natural resources. This commitment to the environment is reflected in the company’s ISO14001 certification in 2002. Attaining ISO14001 certification requires establishing a world-class environmental management system that abides by a rigorous set of international standards; this management system helps SMIC ensure responsible use of energy and materials through recycling, waste reduction, and pollution prevention.

Furthermore, SMIC’s products and processes are certified to be free of environmentally hazardous substances, fulfilling customer requirements and the European Union’s RoHS (Restriction of Hazardous Substances) Directive.

SMIC strives to recycle, reduce, and reuse energy and materials from our manufacturing facilities and offices. Our manufacturing plants feature state-of-the-art water recycling systems, which recycle and reuse wastewater in many ways. As much as 70% of process wastewater is reclaimed and re-used in production, and treated water that cannot be re-used in production can be used for irrigation. At SMIC’s Beijing and Tianjin facilities, water for irrigation is also sourced from large rain water collection tanks. Furthermore, in the winters, these facilities take advantage of the cold weather to provide free cooling to needed areas. Furthermore, recycling of waste material is heavily emphasized at SMIC. In 2009, the recycling rate of general waste increased from 85% to 93%, up from the previous year, and hazardous waste recycling increased to 23%, almost doubling that of the previous year.

EMPLOYEE WELL-BEING

At SMIC, we focus on quality control and product innovation while also preventing environmental pollution, conserving energy and natural resources, protecting our human resources, and preventing property loss. We hope to improve employee well-being, protect the environment, and raise environmental protection, safety, and health (“ESH”) standards for all SMIC employees and the environment in which we operate. Through continuous improvement, we strive to be environmentally responsible and aim to strengthen our operational risk management.

Contents

To achieve these goals, SMIC is committed to:
  ensuring that constant improvement in employee health and safety and environmental quality remains a primary responsibility of every SMIC manager;

  establishing a culture of individual “ownership” by instilling ESH values in each SMIC employee, process, product, and service;

  providing regular ESH training to increase employees’ knowledge and communication levels;

  exploring and developing new technologies to reclaim, reduce, reuse, and recycle;

  following ESH regulations and international protocols while fulfilling customer requirements;

  strengthening auditing and change-management of new equipment and material;

  communicating ESH regulations to all SMIC suppliers and contractors; and

  implementing preventive and emergency response measures to prevent and resolve accidents.
EMPLOYEE HEALTH & SAFETY

SMIC attained OHSAS18001 (Occupation Health and Safety Assessment Series) certification in 2003. The OHSAS18001 standard is a key component of a Company’s total health and safety management and is based on international safety and health standards. With this certification, SMIC has demonstrated its commitment to safety, risk management, and a safer and healthier environment for its employees. In addition, SMIC’s safety management philosophy is based on accident prevention, frequent safety audits, education, engineering control, accountability, and enforcement. This safety management philosophy is implemented through:
  mandatory and frequent safety training and drills for staff and vendors;

  compliance of equipment and facilities with international safety standards set by: Semiconductor Equipment and Materials International (SEMI), National Fire Protection Association (NFPA), Factory Mutual Research Corporation (FMRC), and other international regulatory bodies;

  continuous improvement in the quality and reliability of our services and products through the implementation of our PDCA (plan, do, check, act) methodology, together with internal and external customer feedback;

  management and individual accountability through enforcement of rewards and discipline based on safety performance;

  continuous safety audits performed to established industry standards and OHSAS18001 internal audits; and

  establishment of the Emergency Response Center to centralize emergency response at SMIC.
SMIC provides occupational health and hygiene management for the welfare of employees. This includes the monitoring of indoor air quality (IAQ), illumination, radiation, noise, and drinking water.

Contents

In addition, SMIC provides on-site health surveillance and primary care services such as:
  24-hour health center;

  medical emergency response & disaster planning;

  occupational physical examination and record keeping;

  general physical examination and record keeping; and

  injury and illness case management.
EMPLOYEE CARE

SMIC also cares for our employees through on-the-job training, graduate degree and continuing education opportunities, and counseling services, as well as on-campus housing, social clubs and activities, athletic and recreational facilities, award-winning primary and secondary school education for employees’ children, and other facilities and services dedicated to enriching the lives of our employees and their families.

Contents

REPORT BY MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Semiconductor Manufacturing International Corporation (“SMIC”) is responsible for establishing and maintaining adequate internal control over financial reporting. SMIC’s internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation.

SMIC management assessed the effectiveness of internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2009 due to a material weakness. As a result, our ability to record, process, and summarize financial reports in a manner consistent with management assertions could be adversely effected pursuant to Public Company Accounting Oversight Board Audit Standard 5. In making this assessment, we also used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in Internal Control — Integrated Framework.

Based on these criteria, Management identified the following material weakness: the control procedures to ensure adequate communication occurs among internal functions so that proper accounting analysis is conducted by those charged with financial reporting and accounting prior to closing the financial accounts and that all relevant information relating to non-routine transactions and significant accounting estimates known to senior management and other internal functions is communicated timely to those charged with the responsibility of financial reporting and maintaining the Company’s books and records did not operate effectively.

As a result of this material weakness, we have initiated and will continue to implement remediation measures for this material weakness including, but not limited to improving centralized documentation control, improving the internal communication procedures between senior executive management, accounting personnel, and related business owners, and strengthening policies and procedures related to the transferring of responsibilities and the handoff of personnel duties. Any failure to implement these improvements to internal controls over financial reporting may render our future assertions as ineffective and potentially impact our ability to produce reliable financial reports, effectively manage the company, prevent fraud, and could potentially harm our business and our performance.

SMIC’s independent registered public accounting firm, Deloitte Touche Tohmatsu, has issued an audit report on our internal control over financial reporting, which immediately follows this report.

April 26, 2010

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Semiconductor Manufacturing International Corporation

We have audited the accompanying consolidated balance sheets of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2007, 2008 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2007, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2010, expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
April 26, 2010

Contents

To the Board of Directors and Stockholders of
Semiconductor Manufacturing International Corporation

We have audited Semiconductor Manufacturing International Corporation and subsidiaries’ (the “Company’s”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report by Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Contents

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: the control procedures to ensure that adequate accounting analysis is conducted by those charged with financial reporting and accounting prior to closing the financial accounts and that all relevant information relating to non-routine transactions and significant accounting estimates known to senior management and other internal functions is communicated timely to those charged with the responsibility of financial reporting and maintaining the Company’s books and records did not operate effectively. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated financial statements as of and for the year ended December 31, 2009, of the Company and our report dated April 26, 2010 expressed an unqualified opinion on those financial statements.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
April 26, 2010

Contents

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

		Year ended December 31,
	NOTES	2009	2008	2007
Sales	23	$1,070,387,103	$1,353,711,299	$1,549,765,288
Cost of sales		1,184,589,553	1,412,851,079	1,397,037,881
Gross (loss) profit		(114,202,450)	(59,139,780)	152,727,407
Operating expenses (income):
Research and development		160,753,629	102,239,779	97,034,208
General and administrative	21	215,565,907	58,841,103	74,489,877
Selling and marketing		26,565,692	20,661,254	18,715,961
Amortization of acquired intangible assets		35,064,589	32,191,440	27,070,617
Impairment loss of long-lived assets	10	138,294,783	106,740,667	—
Loss (gain) from sale of equipment and
other fixed assets	9	3,832,310	(2,877,175)	(28,651,446)
Litigation settlement	26	269,637,431	—	—
Total operating expenses, net		849,714,341	317,797,068	188,659,217
Loss from operations	29	(963,916,791)	(376,936,848)	(35,931,810)
Other income (expense):
Interest income		2,591,284	11,542,339	12,348,630
Interest expense		(24,699,336)	(50,766,958)	(37,936,126)
Change in the fair value of commitment
to issue shares and warrants	26	(30,100,793)	—	—
Foreign currency exchange gain		4,179,986	3,229,710	11,249,889
Others, net		4,626,008	7,428,721	2,237,902
Total other expense, net		(43,402,851)	(28,566,188)	(12,099,705)
Loss before income tax		(1,007,319,642)	(405,503,036)	(48,031,515)
Income tax benefit (expense)	17	46,624,242	(26,432,993)	29,719,775
Loss from equity investment	12	(1,782,142)	(444,211)	(4,012,665)
Net loss		(962,477,542)	(432,380,240)	(22,324,405)
Accretion of interest to noncontrolling
interest		(1,059,663)	(7,850,880)	2,856,258
Loss attributable to Semiconductor
Manufacturing International
Corporation		(963,537,205)	(440,231,120)	(19,468,147)
Loss per share, basic and diluted
Net loss per share attributed to
Semiconductor Manufacturing
International Corporation	20	$(0.04)	$(0.02)	$(0.00)
Shares used in calculating basic and
diluted loss per share	20	22,359,237,084	18,682,544,866	18,501,940,489

The accompanying notes are an integral part of these consolidated financial statements.

Contents

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

		December 31,
	NOTES	2009	2008	2007
ASSETS
Current assets:
Cash and cash equivalents		$443,462,514	$450,229,569	$469,284,013
Restricted cash		20,360,185	6,254,813	—
Short-term investments	4	—	19,928,289	7,637,870
Accounts receivable, net of allowances
of $96,144,543, $5,680,658 and
$4,492,090 at December 31, 2009,
2008 and 2007, respectively	6, 21	204,290,545	199,371,694	298,387,652
Inventories	7	193,705,195	171,636,868	248,309,765
Prepaid expense and other current
assets		28,881,866	56,299,086	31,237,755
Receivable for sale of equipment and
other fixed assets		—	23,137,764	17,321,000
Assets held for sale	8	8,184,462	—	3,123,567
Current portion of deferred tax assets	17	8,173,216	—	—
Total current assets		907,057,983	926,858,083	1,075,301,622

Prepaid land use rights		78,111,788	74,293,284	57,551,991
Plant and equipment, net	9	2,251,614,217	2,963,385,840	3,202,957,665
Acquired intangible assets, net	11	182,694,105	200,059,106	232,195,132
Deferred cost, net	26	—	47,091,516	70,637,275
Equity investment	12	9,848,148	11,352,186	9,896,398
Other long-term prepayments		391,741	1,895,337	2,988,404
Deferred tax assets	17	94,358,635	45,686,470	56,915,172
TOTAL ASSETS		3,524,076,617	$4,270,621,822	$4,708,443,659
LIABILITIES AND STOCKHOLDERS’
EQUITY
Current liabilities:
Accounts payable	13	$228,882,804	$185,918,539	$301,992,739
Short-term borrowings	15	286,864,063	201,257,773	107,000,000
Current portion of long-term debt	15	205,784,080	360,628,789	340,692,788
Accrued expenses and other current
liabilities		111,086,990	122,173,803	150,109,963
Current portion of promissory notes	14	78,608,288	29,242,001	29,242,000
Commitment to issue shares and
warrants relating to litigation
settlement	26	120,237,773	—	—
Income tax payable		58,573	552,006	1,152,630
Total current liabilities		1,031,522,571	899,772,911	930,190,120

Contents

		December 31,
	NOTES	2009	2008	2007
Long-term liabilities:
Non-current portion of promissory
notes	14	83,324,641	23,589,958	51,057,163
Long-term debt	15	550,653,099	536,518,281	616,294,743
Long-term payables relating to license
agreements	16	4,779,562	18,169,006	62,833,433
Other long term liabilities	25	21,679,690	—	—
Deferred tax liabilities	17	1,035,164	411,877	604,770
Total long-term liabilities		661,472,156	578,689,122	730,790,109
Total liabilities		1,692,994,727	1,478,462,033	1,660,980,229
Noncontrolling interest	18	34,841,507	42,795,288	34,944,408
Commitments	22
Equity:
Ordinary shares, $0.0004 par value,
50,000,000,000 shares authorized,
22,375,886,604, 22,327,784,827
and 18,558,919,712 shares issued
and outstanding at December 31,
2009, 2008 and 2007, respectively		8,950,355	8,931,114	7,423,568
Additional paid-in capital		3,499,723,153	3,489,382,267	3,313,375,972
Accumulated other comprehensive loss		(386,163)	(439,123)	(1,881)
Accumulated deficit		(1,712,046,962)	(748,509,757)	(308,278,637)
Total stockholders’ equity		1,796,240,383	2,749,364,501	3,012,519,022
TOTAL LIABILITIES, NONCONTROLLING
INTEREST AND STOCKHOLDERS’
EQUITY		$3,524,076,617	$4,270,621,822	$4,708,443,659
Net current assets		$(124,464,588)	$27,085,172	$145,111,502
Total assets less current liabilities		$2,492,554,046	$3,370,848,911	$3,778,253,539

The accompanying notes are an integral part of these consolidated financial statements.

Contents

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’
EQUITY AND COMPREHENSIVE LOSS

(In US dollars, except share data)

				Accumulated
				other		Total	Total
	Ordinary		Additional paid-in	comprehensive	Accumulated	stockholders’	comprehensive
	Share	Amount	capital	loss	deficit	equity	loss
Balance at January 1, 2007	18,432,756,463	$7,373,103	$3,288,765,465	$91,840	$(288,810,490)	$3,007,419,918	$(44,156,216)
Exercise of stock options	126,455,749	50,582	3,988,549	—	—	4,039,131	—
Repurchase of restricted ordinary shares	(292,500)	(117)	(21,383)	—	—	(21,500)	—
Share-based compensation	—	—	20,643,341	—	—	20,643,341	—
Net loss	—	—	—	—	(19,468,147)	(19,468,147)	(19,468,147)
Foreign currency translation adjustments	—	—	—	(93,721)	—	(93,721)	(93,721)
Balance at December 31, 2007	18,558,919,712	$7,423,568	$3,313,375,972	$(1,881)	$(308,278,637)	$3,012,519,022	$(19,561,868)
Exercise of stock options	69,770,815	27,908	768,361	—	—	796,269	—
Issuance of ordinary shares to a stockholder	3,699,094,300	1,479,638	163,620,362	—	—	165,100,000	—
Share-based compensation	—	—	11,617,572	—	—	11,617,572	—
Net loss	—	—	—	—	(440,231,120)	(440,231,120)	(440,231,120)
Foreign currency translation adjustments	—	—	—	(437,242)	—	(437,242)	(437,242)
Balance at December 31, 2008	22,327,784,827	$8,931,114	$3,489,382,267	$(439,123)	$(748,509,757)	$2,749,364,501	$(440,668,362)
Exercise of stock options	48,101,777	19,241	195,785	—	—	215,026	—
Share-based compensation	—	—	10,145,101	—	—	10,145,101	—
Net loss	—	—	—	—	(963,537,205)	(963,537,205)	(963,537,205)
Foreign currency translation adjustments	—	—	—	52,960	—	52,960	52,960
Balance at December 31, 2009	22,375,886,604	$8,950,355	$3,499,723,153	$(386,163)	$(1,712,046,962)	$1,796,240,383	$(963,484,245)

The accompanying notes are an integral part of these consolidated financial statements.

Contents

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	Year ended December 31,
	2009	2008	2007
Operating activities:
Net loss	$(962,477,542)	$(432,380,240)	$(22,324,405)
Adjustments to reconcile net loss to
net cash provided by operating activities:
Deferred taxes	(56,222,094)	11,035,809	(31,234,415)
Loss (income) from sale of fixed assets	3,832,310	(2,877,175)	(28,651,446)
Depreciation and amortization	748,185,169	761,808,822	706,277,464
Non-cash interest expense on promissory notes
and long-term payable relating to license
agreements	3,844,324	6,915,567	4,762,343
Amortization of acquired intangible assets	35,064,589	32,191,440	27,070,616
Share-based compensation	10,145,101	11,617,572	20,643,341
Loss from equity investment	1,782,142	444,211	4,012,665
Impairment loss of long-lived assets	138,294,783	106,740,667	—
Litigation settlement (noncash portion)	239,637,431	—	—
Change in the fair value of commitment to issue
shares and warrants	30,100,793	—	—
Allowance for doubtful accounts	111,584,756	1,188,568	443,245
Changes in operating assets and liabilities:
Accounts receivable	(95,382,736)	97,827,390	(46,645,922)
Inventories	(22,068,328)	76,672,897	26,869,187
Prepaid expense and other current assets	28,920,815	(23,968,264)	(9,339,779)
Accounts payable	35,788,601	(76,827,049)	19,852,824
Accrued expenses and other current liabilities	11,349,772	(7,487)	2,982,369
Income tax payable	(493,433)	(600,624)	1,080,213
Other long term liabilities	21,679,690	—	(3,333,333)
Net cash provided by operating activities	283,566,143	569,782,104	672,464,967
Investing activities:
Purchase of plant and equipment	(217,269,234)	(669,054,599)	(717,170,957)
Proceeds from government subsidy to purchase plant
and equipment	54,125,325	4,181,922	—
Proceeds received from sale of assets held for sale	1,482,716	563,008	16,476,045
Proceeds from disposal of plant and equipment	3,715,641	2,319,597	98,128,041
Purchase of acquired intangible assets	(59,096,987)	(79,277,586)	(90,090,114)
Purchase of short-term investments	(49,974,860)	(291,007,766)	(135,241,799)
Sale of short-term investments	69,903,150	278,717,347	185,554,532
Change in restricted cash	(14,105,371)	(6,254,813)	—
Purchase of equity investment	(278,103)	(1,900,000)	—
Net cash used in investing activities	(211,497,723)	(761,712,890)	(642,344,252)

Contents

	Year ended December 31,
	2009	2008	2007
Financing activities:
Proceeds from short-term borrowings	726,897,421	422,575,386	201,658,000
Repayment of short-term borrowings	(641,291,131)	(328,317,613)	(165,658,000)
Repayment of promissory note	(15,000,000)	(30,000,000)	(30,000,000)
Proceeds from long-term debt	100,945,569	285,929,954	262,247,672
Repayment of long-term debt	(241,655,460)	(345,770,415)	(195,628,015)
Proceeds from exercise of employee stock options	215,026	796,269	4,039,131
Proceeds from issuance of ordinary shares	—	168,100,000	—
Repurchase of restricted ordinary shares	—	—	(21,500)
Redemption of noncontrolling interest	(9,013,444)	—	(1,000,000)
Net cash (used in) provided by financing activities	(78,902,019)	173,313,581	75,637,288
Effect of exchange rate changes	66,544	(437,239)	(93,721)
NET (DECREASE) INCREASE IN CASH AND CASH
EQUIVALENTS	(6,767,055)	(19,054,444)	105,664,282
CASH AND CASH EQUIVALENTS, beginning of year	450,229,569	469,284,013	363,619,731
CASH AND CASH EQUIVALENTS, end of year	$443,462,514	$450,229,569	$469,284,013
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
Income taxes paid	$9,636,901	$15,997,808	$435,109
Interest paid	$37,934,992	$54,423,059	$45,322,891
SUPPLEMENTAL DISCLOSURES OF INVESTING OR
FINANCING ACTIVITIES
Accounts payable for plant and equipment	$(105,618,026)	$(99,592,362)	$(138,839,513)

Contents

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Semiconductor Manufacturing International Corporation was incorporated under the laws of the Cayman Islands on April 3, 2000. As of December 31, 2009, the Company operates primarily through the following subsidiaries:

	Place and date of	Attributable
	incorporation/	equity interest
Name of company	establishment	held	Principal activity
Better Way Enterprises Limited	Samoa	100%	Provision of marketing related
(“Better Way”)	April 5, 2000		activities

Semiconductor Manufacturing	People’s Republic of	100%	Manufacturing and trading of
International (Shanghai)	China (the “PRC”)		semiconductor products
Corporation (“SMIS”)*#	December 21, 2000

SMIC, Americas	United States of America	100%	Provision of marketing related
	June 22, 2001		activities

Semiconductor Manufacturing	PRC	100%	Manufacturing and trading of
International (Beijing) Corporation	July 25, 2002		semiconductor products
(“SMIB”)*#

SMIC Japan Corporation#	Japan	100%	Provision of marketing related
	October 8, 2002		activities

SMIC Europe S.R.L	Italy	100%	Provision of marketing related
	July 3, 2003		activities

SMIC Commercial (Shanghai) Limited	PRC	100%	Operation of a convenience
Company (formerly SMIC	September 30, 2003		store
Consulting Corporation)*

Semiconductor Manufacturing	PRC	100%	Manufacturing and trading of
International (Tianjin) Corporation	November 3, 2003		semiconductor products
(“SMIT”)*#

Semiconductor Manufacturing	Cayman Islands	66.3%	Investment holding
International (AT) Corporation	July 26, 2004
(“AT”)#

Semiconductor Manufacturing	PRC	66.3%	Manufacturing and trading of
International (Chengdu)	August 16, 2004		semiconductor products
Corporation (“SMICD”)*

SMIC Energy Technology (Shanghai)	PRC	100%	Manufacturing and trading of
Corporation (“Energy Science”)*#	September 9, 2005		solar cell related
			semiconductor products

SMIC Development (Chengdu)	PRC	100%	Construction, operation, and
Corporation*#	December 29, 2005		management of SMICD’s
			living quarter, schools, and
			supermarket

Contents

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

	Place and date of	Attributable
	incorporation/	equity interest
Name of company	establishment	held	Principal activity
Magnificent Tower Limited	British Virgin Islands	100%	Investment holding
	January 5, 2006

Semiconductor Manufacturing	British Virgin Islands	100%	Investment holding
International (BVI) Corporation	April 26, 2007
(“SMIC (BVI)”)

Admiral Investment Holdings Limited	British Virgin Islands	100%	Investment holding
	October 10, 2007

SMIC Shenzhen (HK) Company	Hong Kong	100%	Investment holding
Limited	January 29, 2008

Semiconductor Manufacturing	PRC	100%	Manufacturing and trading of
International (Shenzhen)	March 20, 2008		semiconductor products
Corporation*

SilTech Semiconductor (Shanghai)	PRC	100%	Manufacturing and trading of
Corporation Limited*	March 3, 2009		semiconductor products

*	Companies registered as wholly foreign-owned enterprises in the People’s Republic of China (“PRC”) excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan.
#	Abbreviation for identification purposes

In addition to the above, the Company has a number of wholly owned subsidiaries that are dormant companies without substantive operations, in the PRC, Hong Kong, Samoa, the British Virgin Islands and Cayman Islands.

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, as well as manufacturing and designing semiconductor masks.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation
The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation
The consolidated financial statements include the accounts of Semiconductor Manufacturing International Corporation and its majority owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Contents

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include contingent liabilities, valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, non-marketable equity investment valuation, useful lives of plant and equipment and acquired intangible assets, impairment of long-lived assets, accrued expenses, contingencies and assumptions related to the valuation of share-based compensation and related forfeiture rates.

(d)	Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(e)	Restricted Cash
Restricted cash consists of bank deposits pledged against short-term credit facilities and unused government grants for fab construction.

(f)	Investments
Short-term investments consisting primarily of debt instruments and mutual funds are classified either as held-to-maturity, available-for-sale or trading securities.

Held-to-maturity securities have been recorded at amortized cost.

Available-for-sale securities have been recorded at fair market value. Unrealized gains and losses are recorded as accumulated other comprehensive income or loss. The unrealized gains and losses are reclassified to earnings once the available-for-sale investments are settled. Unrealized losses, which are deemed other than temporary, are recorded in the statement of operations as other expenses.

Trading securities are recorded at fair value with unrealized gains and losses classified in earnings.

Equity investments are recorded in long-term assets and accounted for under the equity method when the Company has the ability to exercise significant influence, but not control, over the investee or under the cost method when the investment does not qualify for the equity method. Equity method investments only include non-marketable investments.

Held-to-maturity securities, available-for-sale securities and non-marketable equity investments are evaluated for impairment annually, or more frequently if the Company identifies indicator of impairment. Investments are considered to be impaired when a decline in fair value is judged to be other than temporary, when events or circumstances are identified that would significantly harm the fair value of the investment and the fair value is significantly below cost basis and/or the significant decline has lasted for an extended period of time. If the investment is other than temporarily impaired, the investment would be written down to its fair value.

Contents

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Concentration of credit risk
Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and receivable for sale of manufacturing equipment. The Company places its cash and cash equivalents with reputable financial institutions.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

(h)	Inventories
Inventories are stated at the lower of cost (weighted average) or market. Cost comprises direct materials, direct labor costs and those overheads that were incurred in bringing the inventories to their present location and condition.

(i)	Prepaid land use rights
Prepaid land use rights, which all located in the PRC, are recorded at cost and are charged to income ratably over the term of the agreements which range from 50 to 70 years.

(j)	Plant and equipment, net
Plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Facility, machinery and equipment	10 years
Manufacturing machinery and equipment	5–7 years
Furniture and office equipment	3–5 years
Transportation equipment	5 years

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Interest incurred during the active construction period is capitalized, net of government subsidies received. (see Note 2(n) — “Capitalization of interest”). Depreciation is recorded at the time assets are ready for their intended use.

(k)	Acquired intangible assets
Acquired intangible assets, which consist primarily of technology, licenses and patents, are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful lives of the assets of 3 to 10 years.

Contents

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Impairment of long-lived assets
The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or asset group. The Company makes subjective judgments in determining the independent cash flows that can be related to a specific asset group based on our asset usage model and manufacturing capabilities. The Company measures the recoverability of assets that will continue to be used in our operations by comparing the carrying value of the asset group to our estimate of the related total future undiscounted cash flows. If an asset group’s carrying value is not recoverable through the related undiscounted cash flows, the impairment loss is measured by comparing the difference between the asset group’s carrying value and its fair value, based on the best information available, including market prices or discounted cash flow analysis. (see Note 3 — “Fair Value”).

(m)	Revenue recognition
The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. Revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. Sales to customers are recognized upon shipment and title transfer, if all other criteria have been met. The Company also provides certain services, such as mask making, testing and probing. Revenue is recognized when the services are completed or upon shipment of semiconductor products, if all other criteria have been met.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal courses of business, net of discounts and sales related taxes.

Customers have the right of return within one year pursuant to warranty and sales return provisions. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

The Company provides management services to certain government-owned foundries. Service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable, and collectability is reasonably assured. (see Note 21 — “Transactions With Managed Government-Owned Foundries”).

Contents

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Capitalization of interest
Interest incurred during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Government subsidies, capitalized interest and net interest expense are as follows:

	For the year ended December 31,
	2009	2008	2007
Total actual interest expense (non-litigation)	$41,421,385	$70,735,520	$72,686,950
Recorded in the consolidated statements of
operations	(24,699,336)	(50,766,958)	(37,936,126)
Gross capitalized interest	16,722,049	19,968,562	34,750,824
Government subsidies	(11,617,950)	(9,308,764)	(27,083,604)
Net capitalized interest	$5,104,099	$10,659,798	$7,667,220

(o)	Government subsidies
The Company received the following types of government subsidies:

(1) Reimbursement of certain interest costs incurred on borrowings
The Company received government cash subsidies of $11,617,950, $9,308,764, and $27,083,604 in 2009, 2008 and 2007, respectively, which were based on the interest expense on the Company’s budgeted borrowings. The Company records government subsidies as a reduction of interest expense on an accrual basis.

(2) Government awards
The Company received government awards of $31,855,697, $56,967,187, and $5,058,722 in the form of reimbursement of certain expenses in 2009, 2008 and 2007, respectively. These awards were recorded as reduction of expenses accordingly.

(3) Government subsidy for fab construction
Certain local governments provided subsidies to encourage the Company to participate and manage new plants relating to the integrated circuit industry.

In 2009, 2008 and 2007 the Company received government subsidies of $54,125,325, $7,324,792 and $nil, of which $57,257,456, $4,181,922 and $nil were used to offset the cost of fixed assets or construction in progress in 2009, 2008 and 2007, respectively.

(p)	Research and development costs
Research and development costs are expensed as incurred and reported net of related government subsidies.

Contents

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Start-up costs
The Company expenses all costs incurred in connection with start-up activities, including preproduction costs associated with new manufacturing facilities and costs incurred with the formation of the new subsidiaries such as organization costs. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

(r)	Foreign currency translation
The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the transaction dates. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Japanese Yen, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the monthly weighted average exchange rates. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statements of equity and comprehensive income (loss).

(s)	Income taxes
Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for the difference that are expected to affect taxable income. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position.

Contents

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Comprehensive income (loss)
Comprehensive income (loss) includes such items as net loss, foreign currency translation adjustments and unrealized income (loss) on available-for-sales securities. Comprehensive income (loss) is reported in the statements of stockholders’ equity and comprehensive income (loss).

(u)	Fair value of financial instruments
When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. See Note 3 — “Fair Value”, for further details.

(v)	Share-based compensation
The Company grants stock options to its employees and certain non-employees. Share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized, net of expected forfeitures, as an expense over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company’s total share-based compensation expense for the years ended December 31, 2009, 2008 and 2007 was $10,145,101, $11,617,572, and $20,643,341 respectively.

(w)	Derivative financial instruments
The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. The Company records derivative instruments as assets or liabilities, measured at fair value. The Company does not offset the carrying amounts of derivatives with the same counterparty. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.

Contents

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Recently issued accounting standards
In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value” (“ASU 2009-05”). ASU 2009-05 amends accounting guidance regarding the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of Topic 820. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability and that both a quoted price in an active market for the identical liability at measurement date and that the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of ASU 2009-05 are effective for the first reporting period (including interim periods) beginning after issuance. Early application is permitted. The adoption of ASU 2009-05 does not have a material impact on the Company’s consolidated financial position or result of operations.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force”. This guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence if available; (b) third-party evidence if vendor-specific objective is not available; or (c) estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company will adopt this new guidance on January 1, 2011. The adoption of this new guidance is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”) (previously SFAS 167, “Amendments to FASB Interpretation No. 46(R)”). The amendments in ASU 2009-17 replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU 2009-17 also requires additional disclosure about a reporting entity’s involvement in variable interest entities, as well as any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for annual and interim periods beginning after November 15, 2009. Early application is not permitted. The Company does not expect ASU 2009-17 to have a material impact on its consolidated financial statements.

Contents

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Recently issued accounting standards (continued)
In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). The ASU amends ASC 820 (previously SFAS 157, “Fair Value Measurements”) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. ASU 2010-06 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. ASU 2010-06 does not change the accounting treatment for fair value measurements and will change the Company’s disclosure for fair value measurements.

(y)	Loss per share
Basic loss per share is computed by dividing loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding (excluding shares subject to repurchase) for the year. Diluted loss per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.

On January 1, 2009, the Company adopted the new accounting standard relating to noncontrolling interests (previously referred to as minority interests) that changed the accounting and reporting for noncontrolling interests in the consolidated financial statements. The noncontrolling interests as of December 31, 2009, 2008 and 2007 was comprised of redeemable convertible preferred shares in AT that were not owned by the Company. ASC810 is effective for the Company on a prospective basis, except for presentation and disclosure requirements that are applied retrospectively. The accretion of interests to noncontrolling interest are now included after “Net Loss” in the consolidated statement of operations.

3. FAIR VALUE

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

Contents

3. FAIR VALUE (CONTINUED)

The Company utilizes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company establishes three levels of inputs that may be used to measure fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than quoted market prices in active markets that are observable, either directly or indirectly.

Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company performs a thorough analysis of its assets and liabilities that are subject to fair value measurements and disclosures to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Assets and liabilities carried at fair value are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Assets/Liabilities Measured at Fair Value on a Recurring Basis
Assets and liabilities measured on the Company’s balance sheet at fair value on a recurring basis subsequent to initial recognition consisted of the following:

	Fair Value Measurements
	at December 31, 2009 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange contracts	$—	$54,442	$—	$3,961,279
Interest rate swap contracts	—	—	—	104,000
Cross-currency interest swap contracts	—	503,551	—	1,086,822
Derivative assets measured at fair value	$—	$557,993	$—	$5,152,101
Liabilities:
Forward foreign exchange contracts	$—	$483,421	$—	$(3,835,234)
Interest rate swap contracts	—	529,712	—	(127,336)
Cross-currency interest swap contracts	—	388,913	—	(519,099)
Commitment to issue shares and warrants
relating to litigation settlement		120,237,773		(30,100,793)
Derivative liabilities measured at fair value	$—	$121,639,819	$—	$(34,582,462)

Contents

3. FAIR VALUE (CONTINUED)

Assets/Liabilities Measured at Fair Value on a Recurring Basis (continued)

	Fair Value Measurements
	at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange contracts	$—	$665,584	$—	$4,350,382
Cross-currency interest swap contracts	—	873,040	—	2,324,228
Derivative assets measured at fair value	$—	$1,538,624	$—	$6,674,610
Liabilities:
Forward foreign exchange contracts	$—	4,175,889	$—	(10,809,932)
Cross-currency interest swap contracts	—	1,233,129	—	(1,670,195)
Derivative liabilities measured at fair value	$—	$5,409,018	$—	$(12,480,127)

We price our derivative financial instruments, consisting of forward foreign exchange contracts and interest rate swap contracts using level 2 inputs such as exchange rates and interest rates for instruments of comparable durations and profiles. (See Note 26 — “Litigation”)

Assets Measured at Fair Value on a Nonrecurring Basis

	Fair Value Measurements
	at December 31, 2009 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
Description	(Level 1)	(Level 2)	(Level 3)	(Losses)
Long-lived assets held and used	$—	$—	$28,424,849	$(5,269,281)
Long-lived assets held for sale	—	—	8,184,462	(22,718,729)
	$—	$—	$36,609,311	$(27,988,010)

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360-10, long-lived assets held and used with a carrying amount of $33.7 million were written down to their fair value of $28.4 million, resulting in an impairment charge of $5.3 million, which was included in earnings for the year ended December 31, 2009.

Contents

3. FAIR VALUE (CONTINUED)

Assets Measured at Fair Value on a Nonrecurring Basis (continued)
In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360-10, long-lived assets held for sale with a carrying amount of $30.9 million were written down to their fair value less cost to sell of $8.2 million, resulting in a loss of $22.7 million, which was included in earnings for the year ended December 31, 2009.

Fair Value Measurements
at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
Description	(Level 1)	(Level 2)	(Level 3)	(Losses)
Long-lived assets held and used	$—	$—	$916,958,304	$(105,774,000)
	$—	$—	$916,958,304	$(105,774,000)

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360-10, long-lived assets held and used with a carrying amount of approximately $1.0 billion were written down to their fair value of approximately $917.0 million, resulting in an impairment charge of $105.8 million, which was included in earnings for the year ended December 31, 2008.

Financial Instruments not Recorded at Fair Value
Financial instruments include cash and cash equivalents, restricted cash, short-term investments, short-term borrowings, long-term promissory notes, long-term payables relating to license agreements, long-term debt, accounts payables and accounts receivables. The carrying values of cash and cash equivalents, restricted cash, short-term investments and short-term borrowings approximate their fair values based on quoted market values or due to their short-term maturities. The carrying values of long-term promissory notes, primarily consisting those associated with the 2009 litigation settlement that occurred in November 2009 (see Note 26), approximate their fair values as the interest rates used to discount the promissory notes did not fluctuate significantly between the date the notes were recorded and December 31, 2009. The Company’s other financial instruments that are not recorded at fair value are not significant.

4. SHORT-TERM INVESTMENTS

As of December 31, 2008 and 2007, the Company had the following held-to-maturity security, respectively:

	Debt instruments maturing in one year
		Gross	Gross
	Amortized	unrealized	unrealized
	Cost	gains	losses	Fair value
December 31, 2008	$19,928,289	$—	$—	$19,928,289
December 31, 2007	$7,637,870	$—	$—	$7,637,870

The Company did not have any held-to-maturity securities or short-term investments as of December 31, 2009.

Contents

5. DERIVATIVE FINANCIAL INSTRUMENTS

The Company has the following notional amount of derivative instruments:

	December 31,
	2009	2008	2007
Forward foreign exchange contracts	$9,028,995	$220,687,295	$404,103
Interest rate swap contracts	54,000,000	—	—
Cross-currency interest rate swap contracts	24,699,730	36,731,630	51,057,531
	$87,728,725	$257,418,925	$51,461,634

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated purchase activities, principally the Renminbi, the Japanese Yen and the Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting. In 2009, 2008 and 2007, gains and losses on the foreign currency forward exchange contracts were recognized in the foreign currency exchange gain. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

	Notional	US dollar
Settlement currency	amount	equivalents
As of December 31, 2009
Euro	14,825,188	$21,265,249
Renminbi	(83,496,523)	(12,236,254)
		$9,028,995
As of December 31, 2008
Euro	21,979,034	$31,144,291
Renminbi	1,294,294,400	189,543,004
		$220,687,295
As of December 31, 2007
Renminbi	2,950,400	$404,103

In 2009, 2008 and 2007, the Company entered into cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt that are denominated in a currency other than the US dollar. The cross-currency interest rate swap agreement does not qualify for hedge accounting. In 2009, 2008 and 2007, gains or losses on the interest rate swap contracts were recognized in the interest income or interest expense. As of December 31, 2009, 2008 and 2007, the Company had outstanding cross-currency interest rate swap contracts as follows:

	Notional	US dollar
Settlement currency	amount	equivalents
As of December 31, 2009
Euro	17,219,555	$24,699,730
As of December 31, 2008
Euro	25,922,110	$36,731,630
As of December 31, 2007
Euro	34,624,665	$51,057,531

Contents

5. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

In 2009, the Company entered into various interest rates swap agreements to protect against volatility of future cash flows caused by the changes in interest rates associated with outstanding debt. The contracts are designated and qualify as cash flow hedges for which the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive loss and reclassified into earnings in the same periods when interest payments associated with the outstanding debts occurred. The hedging relationships were highly effective and therefore no gain or losses representing hedge ineffectiveness were recorded in the earnings.

As of December 31, 2009, the Company had outstanding interest rate swap contracts with notional amounts of $54,000,000.

The fair values of each derivative instrument are as follows:

	December 31,
	2009	2008	2007
Forward foreign exchange contracts	$(428,979)	$(3,510,305)	$530,354
Interest rate swap contracts	(529,712)	—	—
Cross-currency interest rate swap contracts	114,638	(360,089)	1,003,275
	$(844,053)	$(3,870,394)	$1,533,629

As of December 31, 2009 and 2008, the fair value of the derivative instruments was recorded in accrued expenses and other current liabilities, and as of December 31, 2007, the fair value of these derivative instruments was recorded in prepaid expense and other current assets. The change in fair value of forward foreign exchange contracts and cross currency interest rate swap contracts were recorded as part of other income (expense) and the change in fair value of interest rate swap contracts was recorded as part of interest expense.

Contents

6. ACCOUNTS RECEIVABLE, NET OF ALLOWANCES

The Company determines credit terms ranging from 30 to 60 days for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

An aging analysis of accounts receivable, net of allowance for doubtful accounts, is as follows:

	2009	2008	2007
Current	$160,802,634	$108,109,977	$249,489,644
Overdue:
Within 30 days	30,882,525	18,211,498	39,131,577
Between 31 to 60 days	1,641,710	6,073,500	6,107,866
Over 60 days	10,963,676	66,976,719	3,658,565
	$204,290,545	$199,371,694	$298,387,652

The change in the allowances for doubtful accounts is as follows:

	2009	2008	2007
Balance, beginning of year	$5,680,658	$4,492,090	$4,048,845
Provision recorded during the year	94,704,790	1,301,556	487,920
Write-offs in the year	(4,240,905)	(112,988)	(43,675)
Balance, end of year	$96,144,543	$5,680,658	$4,492,090

7. INVENTORIES

	2009	2008	2007
Raw materials	$57,279,287	$76,299,347	$83,645,656
Work in progress	102,538,543	53,674,794	139,959,481
Finished goods	33,887,365	41,662,727	24,704,628
	$193,705,195	$171,636,868	$248,309,765

Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecasted demand. In 2009, 2008 and 2007, inventory was written down by $26,296,168, $40,818,979, and $22,676,608 respectively, and recorded in cost of sales to reflect the lower of cost or market adjustments.

8. ASSETS HELD FOR SALE

In 2009, the Company committed to a plan to complete its exit from the DRAM market and to sell certain fixed assets having a carrying value of $30,903,192, at the time of the decision to fully exit from the DRAM market was made. The Company began actively soliciting for potential buyers for these assets prior to December 31, 2009 and expects to sell them within the next twelve months. At December 31, 2009, the assets were classified as held for sale and were written down to $8,184,462 representing the Company’s estimate of fair value less costs to sell.

Contents

9. PLANT AND EQUIPMENT, NET

	2009	2008	2007
Buildings	$293,225,129	$292,572,075	$283,153,927
Facility, machinery and equipment	552,373,720	534,251,063	470,434,074
Manufacturing machinery and equipment	5,398,887,677	5,367,843,256	5,035,366,468
Furniture and office equipment	74,206,691	76,210,542	67,835,774
Transportation equipment	1,890,082	1,768,949	1,750,734
	6,320,583,299	6,272,645,885	5,858,540,977
Construction in progress	230,867,305	348,049,839	274,505,450
Less: accumulated depreciation	(4,299,836,387)	(3,657,309,884)	(2,930,088,762)
	$2,251,614,217	$2,963,385,840	$3,202,957,665

The Company recorded depreciation expense of $746,684,986, $760,881,076 and $705,391,171 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company sold equipment and other fixed assets:

	2009	2008	2007
Sale price	$1,698,639	$8,136,361	$51,375,045
Carrying value	5,530,949	5,948,053	26,920,427
(Loss)/gain	$(3,832,310)	$2,188,308	$24,454,618

(See Note 2(l) — “Impairment of long lived assets” and Note 10 — “Impairment of Plant and Equipment”).

10. IMPAIRMENT OF PLANT AND EQUIPMENT

In 2009, the effect of adverse market conditions and significant changes in the Company’s operation strategy lead to the Company’s identification and commitment to abandon a group of long-lived assets. This group of long-lived assets is equipped with outdated technologies and no longer receives vendor support. As of December 31, 2009, this group of assets ceased to be used. As a result, the Company recorded an impairment loss of $104,676,535 after writing down the carrying value to zero.

In 2008, the Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company decided to exit the commodity DRAM business as a whole. The Company considered these actions to be an indicator of impairment in regard to certain plant and equipment of the Company’s Beijing facilities. The Company recorded an impairment loss of $105,774,000, equal to the excess of the carrying value over the fair value of the associated assets. The Company computed the fair value of the plant and equipment utilizing a discounted cash flow approach. For the purpose of the analysis, the Company applied a discount rate of 9% to the expected cash flows to be generated over the remaining useful lives of primary manufacturing machinery and equipment of approximately 5 years.

Contents

11. ACQUIRED INTANGIBLE ASSETS, NET

	2009	2008	2007
Technology, Licenses and Patents
Cost:	$346,792,269	$323,457,444	$322,435,363
Accumulated Amortization and Impairment:	(164,098,164)	(123,398,338)	(90,240,231)
Acquired intangible assets, net	$182,694,105	$200,059,106	$232,195,132

The Company entered into several technology, patent and license agreements with third parties whereby the Company purchased intangible assets for $23,334,825, $1,022,081 and $187,573,251 in 2009, 2008 and 2007, respectively.

The Company recorded amortization expense of $35,064,589, $32,191,440 and $27,070,617 in 2009, 2008 and 2007 respectively. The Company will record amortization expenses related to the acquired intangible assets of $28,481,881, $29,689,207, $24,817,808, $22,523,470 and $19,062,559 for 2010, 2011, 2012, 2013 and 2014, respectively.

In 2009, 2008 and 2007, the Company recorded impairment losses of $5,630,236, $966,667 and $nil respectively, for licenses related DRAM products that are no longer in use. (See to Note 10 — “Impairment of Plant and Equipment”).

12. EQUITY INVESTMENT

	December 31, 2009
	Carrying	% of
	Amount	Ownership
Equity method investment (unlisted)
Toppan SMIC Electronics (Shanghai) Co., Ltd.	$7,380,625	30.0
Cost method investments (unlisted)	2,467,523	Less than 20.0
	$9,848,148

On July 6, 2004, the Company and Toppan Printing Co., Ltd (“Toppan”) entered into an agreement to form Toppan SMIC Electronics (Shanghai) Co., Ltd. (“Toppan SMIC”) in Shanghai, to manufacture on-chip color filters and micro lenses for CMOS image sensors.

In 2005, the Company injected cash of $19,200,000 into Toppan SMIC, representing 30% equity ownership. In 2009, 2008 and 2007, the Company recorded $1,782,142, $444,211, and $4,012,665, respectively, as its share of the net loss of the equity investment.

The Company assesses the status of its equity investments for impairment on a periodic basis. As of December 31, 2009, the Company has concluded that no impairment exists related to equity investment.

Contents

13. ACCOUNTS PAYABLE

An aging analysis of the accounts payable is as follows:

	2009	2008	2007
Current	$174,834,213	$126,149,360	$223,527,856
Overdue:
Within 30 days	25,335,474	26,524,678	46,571,502
Between 31 to 60 days	8,269,941	9,510,883	10,226,533
Over 60 days	20,443,176	23,733,618	21,666,848
	$228,882,804	$185,918,539	$301,992,739

14. PROMISSORY NOTE

In 2009, the Company reached a new settlement with TSMC (Refer to Note 26 — “Litigation”). Under this agreement, the remaining promissory note of $40,000,000 under the prior settlement agreement was cancelled. In connection with the new settlement, the Company issued twelve non-interest bearing promissory notes with an aggregate amount of $200,000,000 as the settlement consideration. The Company has recorded a discount of $8,067,071 for the imputed interest on the notes, which was calculated using an effective interest rate of 2.85% (which represents the Company’s average rate of borrowing for 2009) and was recorded as a reduction of the face amounts of the promissory notes. The Company repaid $45,000,000 in 2009 of which $15,000,000 is associated with the 2005 Settlement Agreement. The outstanding promissory notes are as follows:

	December 31, 2009
		Discounted
Maturity	Face value	value
2010	$80,000,000	$78,608,288
2011	30,000,000	28,559,709
2012	30,000,000	27,767,557
2013	30,000,000	26,997,375
Total	170,000,000	161,932,929
Less: Current portion of promissory notes	80,000,000	78,608,288
Non-current portion of promissory notes	$90,000,000	$83,324,641

In 2009, 2008 and 2007, the Company recorded interest expense of $2,070,569, $2,532,795, and $3,455,506, respectively, relating to the amortization of the discount.

Contents

15. INDEBTEDNESS

Short-term and long-term debts are as follows:

	2009	2008	2007
Short-term borrowings from commercial
banks (a)	$286,864,063	$201,257,773	$107,000,000
Long-term debt by contracts (b):
Shanghai USD syndicate loan	$127,840,000	$266,050,000	$393,910,000
Shanghai USD & RMB loan	99,309,612	—	—
Beijing USD syndicate loan	300,060,000	300,060,000	500,020,000
EUR loan	50,227,567	72,037,070	51,057,531
Tianjin USD syndicate loan	179,000,000	259,000,000	12,000,000
	$756,437,179	$897,147,070	$956,987,531
Long-term debt by repayment schedule:
2010	$205,784,080
2011	334,995,270
2012	215,657,829
Total	756,437,179
Less: current maturities of long-term debt	205,784,080
Non-current maturities of long-term debt	$550,653,099

(a)
Short-term borrowings from commercial banks
As of December 31, 2009, the Company had 19 short-term credit agreements that provided total credit facilities of up to $337 million on a revolving credit basis. As of December 31, 2009 the Company had drawn down $287 million under these credit agreements and $50 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for the amount of $20.4 million, which is secured by term deposits. The interest expense incurred in 2009 was $11,250,052, of which $2,752,239 was capitalized as additions to assets under construction. The interest rate is variable and determined as LIBOR +1.5% to 2.75%, which ranged from 1.11% to 8.75% in 2009.

As of December 31, 2008, the Company had 10 short-term credit agreements that provided total credit facilities of up to $268 million on a revolving credit basis. As of December 31, 2008, the Company had drawn down $201 million under these credit agreements and $67 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2008 was $9,411,024, of which $1,103,335 was capitalized as additions to assets under construction. The interest rate is variable and determined as LIBOR +0.5% to 1.75%, which ranged from 1.18% to 8.75% in 2008.

As of December 31, 2007, the Company had 15 short-term credit agreements that provided total credit facilities of up to $484 million on a revolving credit basis. As of December 31, 2007, the Company had drawn down $107 million under these credit agreements and $377 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2007 was $4,537,200, of which $1,909,602 was capitalized as additions to assets under construction. The interest rate is variable and determined as LIBOR +0.7% to 1%, which ranged from 5.37% to 6.44% in 2007.

Contents

15. INDEBTEDNESS (CONTINUED)

(b)
Long-term debt
Shanghai USD Syndicate Loan
In June 2006, SMIS entered into the Shanghai USD syndicate loan with an aggregate principal amount of $600,000,000 with a consortium of international and PRC banks. The principal amount is repayable beginning December 2006 in ten semi-annual installments. The interest rate is variable and determined as LIBOR+1.00%.

The total outstanding balance of SMIS’s long-term debt is collateralized by its equipment with an original cost of $1.8 billion as of December 31, 2009.

The Shanghai USD syndicate loan contains covenants relating to the minimum consolidated tangible net worth, limits total borrowings compared to tangible net worth and EBITDA for the prior four quarters, and requires minimum debt service coverage ratios. SMIC Shanghai is exempted from the covenants by the lenders. Furthermore, the Company is currently working with the lenders to refinance the remainder of the USD loan and expects the completion of this restructuring within the near future from the date of this report.

Shanghai USD & RMB Loan
In June 2009, SMIS entered into the Shanghai USD & RMB loan, a two-year loan facility in the principal amount of $80,000,000 and RMB200,000,000 (approximately $29,309,612), respectively with The Export-Import Bank of China.

This facility is secured by the manufacturing equipment located in SMIS 12-inch fab. This two-year bank facility will be used to finance future expansion and general corporate needs for SMIS’ 12-inch fab. The interest rates for US tranche and RMB tranche are variable at LIBOR+2.00% and fixed at 4.86%, respectively.

The total outstanding balance of the facilities is collateralized by its equipment with an original cost of $362 million as of December 31, 2009.

Beijing USD Syndicate Loan
In May 2005, SMIB entered into the Beijing USD syndicate loan, a five-year loan facility in the aggregate principal amount of $600,000,000, with a syndicate of financial institutions based in the PRC. The principal amount is repayable beginning December 2007 in six equal semi-annual installments. On June 26, 2009, SMIB amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIB’s financial performance exceeds certain pre-determined benchmarks. The amendment has been accounted for as a modification as the terms of the amended instrument are not substantially different from the original terms. The interest rates before and after the amendment were decided by LIBOR+1.60% and LIBOR+2.20%, respectively.

The total outstanding balance of the Beijing USD syndicate loan is collateralized by its plant and equipment with an original cost of $1.3 billion as of December 31, 2009.

The Beijing USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities, excluding shareholder loans, as a percentage of total assets. SMIB has complied with these covenants as of December 31, 2009.

Contents

15. INDEBTEDNESS (CONTINUED)

(b)
Long-term debt (continued)
EUR Loan
On December 15, 2005, the Company entered into the EUR syndicate loan, a long-term loan facility agreement in the aggregate principal amount of EUR 85 million with a syndicate of banks with ABN Amro Bank N.V. Commerz Bank (Nederland) N.V. as the leading bank. The proceeds from the facility were used to purchase lithography equipment to support the expansion of the Company’s manufacturing facilities. The drawdown period of the facility ends on the earlier of (i) the date on which the loans have been fully drawn down; or (ii) 36 months after the date of the agreement. Each drawdown made under the facility shall be repaid in full by the Company in ten equal semi-annual installments starting from May 6, 2006. The interest rate is variable and determined as EURIBOR+0.25%.

The total outstanding balance of the facility is collateralized by certain plant and equipment with an original cost of $22 million for SMIT and $115 million for SMIS as of December 31, 2009.

Tianjin USD Syndicate Loan
In May 2006, SMIT entered into the Tianjin USD syndicate loan, a five-year loan facility in the aggregate principal amount of $300,000,000, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIT’s fab. The Company has guaranteed SMIT’s obligations under this facility. The principal amount is repayable starting from 2010 in six semi-annual installments and the interest rate is variable and determined at LIBOR+1.25%.

The total outstanding balance of the facility is collateralized by its plant and equipment with an original cost of $631 million as of December 31, 2009.

The Tianjin USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities as a percentage of total assets. SMIT has complied with these covenants as of December 31, 2009.

Contents

15. INDEBTEDNESS (CONTINUED)

(b)	Long-term debt (continued) Tianjin USD Syndicate Loan (continued) Details of the drawn down, repayment and outstanding balance of the abovementioned long-term debts are summarized as follows:

	Shanghai
	USD	Shanghai	Beijing USD		Tianjin USD
	Syndicate	USD & RMB	Syndicate		Syndicate
	Loan	Loan	Loan	EUR Loan	Loan
2009
Drawn down	—	$99,309,612	—	—	—
Repayment	$138,210,000	—	—	$22,694,080	$80,000,000
Outstanding Balance	$127,840,000	$99,309,612	$300,060,000	$50,227,567	$179,000,000

2008
Drawn down	—	—	—	$38,929,954	$247,000,000
Repayment	$127,860,000	—	$199,960,000	$17,950,415	—
Outstanding Balance	$266,050,000	—	$300,060,000	$72,037,070	$259,000,000

2007
Drawn down	$207,000,000	—	—	$41,863,894	$12,000,000
Repayment	$87,510,000	—	$99,980,000	$8,173,357	—
Outstanding Balance	$393,910,000	—	$500,020,000	$51,057,531	$12,000,000

16. LONG-TERM PAYABLES RELATING TO LICENSE AGREEMENTS

The Company entered into several license agreements for acquired intangible assets to be settled by installment payments. Installments payable under the agreements as of December 31, 2009 are as follows:

	December 31, 2009
		Discounted
Maturity	Face value	value
2010	$23,766,666	$23,233,386
2011	5,200,000	4,779,562
	28,966,666	28,012,948
Less: Current portion of long-term payables	23,766,666	18,562,691
Long-term portion of long-term payables	$5,200,000	$4,779,562

These long-term payables were interest free, and the present value was discounted using the Company’s weighted-average borrowing rates ranging from 3.45% to 4.94%.

The current portion of other long-term payables is recorded as part of accrued expenses and other current liabilities.

In 2009, 2008 and 2007, the Company recorded interest expense of $1,773,755, $4,382,772, and $1,511,880, respectively, relating to the amortization of the discount.

Contents

17. INCOME TAXES

Semiconductor Manufacturing International Corporation is a tax-exempted company incorporated in the Cayman Islands.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

On March 16, 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law (“New EIT Law”), which became effective January 1, 2008. Under the New EIT Law, domestically-owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. The New EIT Law also provides a transition period starting from its effective date for those enterprises which were established before the promulgation date of the New EIT Law and which are entitled to a preferential lower tax rate and/or tax holiday under the FEIT Law or other related regulations. Based on the New EIT Law, the tax rate of such enterprises will transition to the uniform tax rate throughout a five-year period. Tax holidays that were enjoyed under the FEIT Laws may be enjoyed until the end of the holiday. FEIT Law tax holidays that have not started because the enterprise is not tax profitable will take effect since 2008 regardless of whether the FIEs are profitable in 2008.

According to Guofa [2007] No. 39 — the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives effective from January 1, 2008, enterprises that enjoyed preferential tax rates shall gradually transit to the statutory tax rate over 5 years after the new EIT Law is effective. Enterprises that enjoyed a tax rate of 15% under the FEIT Law shall be levied rates of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012.

On February 22, 2008, the PRC government promulgated Caishui Circular [2008] No.1, the Notice of the Ministry of Finance and State Administration of Tax concerning Certain Enterprise Income Tax Preferential Policies (“Circular No.1”). Pursuant to Circular No.1, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately $1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to preferential tax rate of 15%. If the operation period is more than 15 years, those enterprises are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction for the following five years. SMIS, SMIB and SMIT have met such accreditation requirements.

Contents

17. INCOME TAXES (CONTINUED)

The detailed tax status of SMIC’s PRC entities is elaborated as follows:

1)	SMIS
Pursuant to the preferential tax policy available under the FEIT law as well as other related tax regulation, SMIS was subject to a preferential income tax rate of 15%. According to Circular Guofa (2000) No. 18 — New Policy Implemented for Software and Semiconductor Industries (“Circular 18”) issued by the State Council of China, SMIS is entitled to a 10-year tax holiday (5-year full exemption followed by 5-year half reduction) for FEIT rate starting from the first profit-making year after utilizing all prior years’ tax losses. The tax holiday enjoyed by SMIS took effect in 2004 when SMIS utilized all the accumulated tax losses.

In accordance with Guofa [2007] No. 39, SMIS was eligible to continue enjoying 10% income tax rate in 2009 and 11%, 12%, 12.5% and 12.5% in the remaining tax holiday through its expiry in 2013.

2)	SMIB and SMIT
In accordance with the Circular 18 and Circular No. 1, SMIB and SMIT are entitled to the preferential tax rate of 15% and 10-year tax holiday (5-year full exemption followed by 5-year half reduction) subsequent to their first profit-making years after utilizing all prior tax losses. Both entities were in loss positions as of December 31, 2009 and the tax holiday has not yet taken effect.

3)	SMICD
Under the FEIT Laws, SMICD was qualified to enjoy a 5-year tax holiday (2-year full exemption followed by 3-year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses or 2008 in accordance with the New EIT Law. SMICD was in a loss position and the tax holiday began as of December 31, 2008 at the statutory rate of 25%.

4)	Energy Science
Energy Science is a manufacturing enterprise located in the Shanghai Pudong New Area. Pursuant to the preferential tax policy granted to the Pudong New Area under the FEIT Law, Energy Science was subject to a preferential tax rate of 15% and qualified to enjoy a 5-year tax holiday (2-year full exemption followed by 3-year half reduction in FEIT rate) subsequent to its first profit-making year after utilizing all prior tax losses or 2008 in accordance with the New EIT Law. The tax holiday was triggered in 2007 and is eligible to continue until 2011. The tax rate for 2007, 2008 and 2009 was 0%, 0% and 10%, respectively and will be 11% and 12% for the remaining tax holiday through its expiry in 2011.

Contents

17. INCOME TAXES (CONTINUED)

In 2009, the Company recorded withholding income tax expense of $9,163,471 for license income generated from its PRC subsidiaries.

The Company’s other subsidiaries are subject to respective local country’s income tax laws, including those of Japan, the United States of America and European countries, whose income tax expenses for the years of 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Japan subsidiary	$—	$405,000	$1,149,983
US subsidiary	252,000	223,812	163,604
European subsidiary	141,431	128,010	181,451

In 2008, the Company recorded income tax refund of $774,744 for the service income generated in Japan.

In 2009, 2008 and 2007, the Company had minimal taxable income in Hong Kong.

The Company estimates its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes by the asset and liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for temporary differences that are expected to affect taxable income. Valuation allowances are provided if based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes by tax jurisdiction is as follows:

	December 31,
	2009	2008	2007
PRC
Current	$40,949	$15,106	$19,602
Adjustments on deferred tax assets and
liabilities for enacted changes in tax rate	(32,403,299)	20,542,716	(20,542,716)
Deferred	(23,818,794)	(9,506,907)	(10,691,699)
Other jurisdictions
Current	$9,556,902	$15,382,078	$1,495,038
Deferred	—	—	—
	$(46,624,242)	$26,432,993	$(29,719,775)

The income (loss) before income taxes by tax jurisdiction is as follows:

	December 31,
	2009	2008	2007
PRC	$(793,668,370)	$(291,664,135)	$51,906,337
Other jurisdictions	(213,651,272)	(113,838,901)	(99,937,852)
	$(1,007,319,642)	$(405,503,036)	$(48,031,515)

Contents

17. INCOME TAXES (CONTINUED)

Details of deferred tax assets and liabilities are as follows:

	2009	2008	2007
Deferred tax assets:
Allowances and reserves	$13,019,352	$4,732,017	$—
Start-up costs	159,707	929,991	53,698
Net operating loss carry forwards	109,384,792	55,476,943	—
Unrealized exchange loss	6,006	33,228	—
Depreciation and impairment of fixed assets	79,104,144	59,224,163	75,886,896
Subsidy on long lived assets	479,818	479,817	479,817
Accrued expenses	1,936,337	—	—
Total deferred tax assets	204,090,156	121,479,433	76,420,411
Valuation allowance	(101,558,305)	(75,792,963)	(19,505,239)
Net deferred tax assets — non-current	$102,531,851	$45,686,470	$56,915,172
Deferred tax liability:
Capitalized interest	(1,035,164)	(411,877)	(604,770)

The Company has no material uncertain tax positions as of December 31, 2009 or unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2009, the amount of interest and penalties related to uncertain tax positions is immaterial. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

As of December 31, 2009, the Company’s PRC subsidiaries had net operating loss carry forward of $1,368.3 million, of which $117.8 million, $174.9 million, $271.8 million, $341.7 million and $462.1 million will expire in 2011, 2012, 2013, 2014 and 2015, respectively.

Contents

17. INCOME TAXES (CONTINUED)

Under the New EIT Law, the profits of a foreign invested enterprise arising in year 2008 and beyond that will be distributed to its immediate holding company outside China will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region. Since the Company intends to reinvest its earnings to expand its businesses in mainland China, its PRC subsidiaries do not intend to distribute profits to their immediate foreign holding companies for the foreseeable future. Accordingly, as of December 31, 2009, the Company has not recorded any withholding tax on the retained earnings of its PRC subsidiaries.

Income tax expense computed by applying the applicable EIT tax rate of 15% is reconciled to income before income taxes and noncontrolling interest as follows:

	2009		2008		2007
Applicable enterprise income tax rate	15.0%		15.0%		15.0%
Expenses not deductible for tax purpose	(2.2%	)	(1.8%	)	(0.9%	)
Effect of tax holiday and tax concession	(0.8%	)	0.0%		48.7%
Expense (credit) to be recognized in future
periods	(6.3%	)	(8.2%	)	(19.2%	)
Changes in valuation allowances	(0.7%	)	(15.6%	)	9.3%
Effect of different tax rate of subsidiaries
operating in other jurisdictions	(3.6%	)	(7.2%	)	(33.8%	)
Changes of tax rate	3.2%		(5.1%	)	42.8%
Effective tax rate	4.6%		(6.5%	)	61.9%

The aggregate amount and per share effect of the tax holiday are as follows:

	2009		2008		2007
The aggregate dollar effect	$7,979,279		$10,572		$23,415,370
Per share effect — basic and diluted	$0.00		$0.00		$0.00

Contents

18. NONCONTROLLING INTEREST

In 2005, AT issued Series A redeemable convertible preference shares (“Series A shares”) to certain third parties for cash consideration of $39 million, representing 43.3% equity interest of AT. In 2007, AT repurchased 1 million Series A shares for $1 million from a noncontrolling stockholder, and equity interest of the noncontrolling stockholders in AT decreased to 42.7% as of December 31, 2007. On January 1, 2009, the noncontrolling interest holders of AT redeemed 8 million Series A shares with a total redemption amount of $9,013,444 and the equity interest of the noncontrolling stockholders in AT decreased to 33.7%.

At any time after January 1, 2009, if AT has not filed its initial registration statement relating its initial public offering as of such date, the holders of Series A shares (other than SMIC) shall have the right to require AT to redeem such holders’ shares upon redemption request by paying cash in an amount per share equal to the initial purchase price at $1.00 for such Series A shares plus the product of (i) purchase price relating to the Series A shares and (ii) 3.5% per annum calculated on a daily basis from May 23, 2005. As of December 31, 2009, 38 million preferred shares are outstanding and redeemable to noncontrolling interest holders. The Series A shares are not considered participating securities and have been recorded at their redemption amount as a noncontrolling interest in the consolidated balance sheets. Adjustments to the carrying value of the Series A shares have been recorded as an accretion of interest to noncontrolling interest in the consolidated statements of operations.

The carrying value of the noncontrolling interest was recorded at the higher of the redemption value or the historical cost, increased or decreased for the noncontrolling interest’s share of net income or loss and dividend.

Reconciliation of the Noncontrolling Interest
Balance at January 1, 2007	$38,800,666
Redemption	(1,000,000)
Net loss	(2,856,258)
Balance at December 31, 2007	$34,944,408
Net income	7,850,880
Balance at December 31, 2008	$42,795,288
Redemption	(9,013,444)
Accretion of interest	1,059,663
Balance at December 31, 2009	$34,841,507

19. SHARE-BASED COMPENSATION

Stock options
The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”), under the terms of which the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of December 31, 2009, options to purchase 1,096,601,080 ordinary shares were outstanding, and options to purchase 219,898,920 ordinary shares were available for future grants.

Contents

19. SHARE-BASED COMPENSATION (CONTINUED)

Stock options (continued)
As of December 31, 2009, the Company also has options to purchase 313,541,750 ordinary shares outstanding under the 2001 Stock Plan. The Company had not issued stock options under this plan after the IPO.

A summary of the stock option activity is as follows:

	Ordinary shares		Weighted
			Average
		Weighted	Remaining
	Number of	average	Contractual	Aggregated
	options	exercise price	Term	Intrinsic Value
Options outstanding at
January 1, 2009	1,124,155,994	$0.12
Granted	386,983,895	$0.04
Exercised	(6,453,800)	$0.03
Cancelled	(94,543,259)	$0.10
Options outstanding at
December 31, 2009	1,410,142,830	$0.10	6.21 years	$18,478,165
Vested or expected to vest
at December 31, 2009	1,398,875,834	$0.10	6.15 years	$16,862,913
Exercisable at December 31,
2009	523,202,733	$0.13	4.22 years	$3,785,120

The total intrinsic value of options exercised in the year ended December 31, 2009, 2008 and 2007 was $167,625, $1,434,758 and $5,679,680, respectively.

The weighted-average grant-date fair value of options granted during the year 2009, 2008 and 2007 was $0.02, $0.05 and $0.04, respectively.

When estimating forfeiture rates, the Company uses historical data to estimate option exercise and employee termination within the pricing formula.

The fair value of each option and share grant are estimated on the date of grant using the Black-Scholes option pricing model with the assumptions noted below. The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of our stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

	2009	2008	2007
Average risk-free rate of return	1.18%	2.13%	3.98%
Expected term	2–4 years	1–4 years	1–4 years
Volatility rate	55.95%	46.82%	35.28%
Expected dividend yield	—	—	—

Contents

19. SHARE-BASED COMPENSATION (CONTINUED)

Restricted share units
In January 2004, the Company adopted the 2004 Equity Incentive Plan (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the 2004 EIP, the Company was authorized to issue up to 2.5% of the issued and outstanding ordinary shares immediately following the closing of its initial public offering in March 2004, which were 455,409,330 ordinary shares. As of December 31, 2009, 53,625,777 restricted share units were outstanding and 203,443,064 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant. Any compensation expense is recognized on a straight-line basis over the employee service period.

A summary of RSU activities is as follows:

	Restricted share units		Weighted Average
		Weighted	Remaining
	Number of	Average	Contractual	Aggregated
	Share Units	Fair Value	Term	Fair Value
Outstanding at January 1,
2009	95,620,762	$0.12
Granted	787,797	$0.04
Exercised	(39,500,430)	$0.15
Cancelled	(3,282,352)	$0.11
Outstanding at December 31,
2009	53,625,777	$0.11	7.55 years	$5,827,170
Vested or expected to vest at
December 31, 2009	43,128,948	$0.10	7.81 years	$4,473,686

Pursuant to the 2004 EIP, the Company granted 787,797, 41,907,100 and 40,519,720 RSUs in 2009, 2008, and 2007, respectively, most of which vest over a period of four years. The fair value of the RSUs at the date of grant was $32,213, $3,313,114 and $5,631,263 in 2009, 2008, and 2007, respectively, which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $3,370,893, $5,644,789, and $7,216,799 in 2009, 2008, and 2007, respectively.

Unrecognized compensation cost related to non-vested share-based compensation

As of December 31, 2009, there was $9,469,465 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Plan, 2004 Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.03 years.

Contents

20. RECONCILIATION OF BASIC AND DILUTED LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	2009	2008	2007
Loss attributable to Semiconductor
Manufacturing International Corporation
ordinary shares holders	$(963,537,205)	$(440,231,120)	$(19,468,147)
Basic and diluted:
Weighted average ordinary shares
outstanding	22,359,237,084	18,682,585,932	18,505,650,171
Less: Weighted average ordinary shares
outstanding subject to repurchase	—	(41,066)	(3,709,682)
Weighted average shares used in computing
basic and diluted income per share	22,359,237,084	18,682,544,866	18,501,940,489
Basic and diluted loss per share	$(0.04)	$(0.02)	$(0.00)

As of December 31, 2009, 2008 and 2007, the Company had 113,454,250, 189,478,507 and 147,988,221, respectively, ordinary share equivalents outstanding which were excluded in the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in such periods.

The following table sets forth the securities comprising of these anti-dilutive ordinary share equivalents for the years indicated:

	December 31,
	2009	2008	2007
Outstanding options
to purchase ordinary shares	96,282,204	128,361,312	72,685,282
Outstanding unvested restricted share units	17,172,046	61,117,195	75,302,939
	113,454,250	189,478,507	147,988,221

Contents

21. TRANSACTIONS WITH MANAGED GOVERNMENT-OWNED FOUNDRIES

The Company provides management services to Cension Semiconductor Manufacturing Corporation (“Cension”) and Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”), which are government-owned foundries. Management service revenues under these arrangements for 2009, 2008 and 2007 were $6,000,000, $33,000,000 and $42,000,000, respectively.

In 2008, and 2007, the Company sold plant, equipment and other fixed assets with carrying value of $7,688 and $19,530,909 to Cension for $175,300, and $42,300,258, which resulted in gains on sale of $167,612, and $22,769,349, respectively. The Company did not sell any plant, equipment or other fixed assets to Cension in 2009.

In 2008, the Company sold equipment and other fixed assets with carrying value of $3,629,605 to Xinxin for $3,944,204, which resulted in a gain on sale of $314,599, of which, $3,944,204 was outstanding as of December 31, 2008. In 2009, there was no such transaction.

On April 10, 2007, Cension entered into an Asset Purchase Agreement with Elpida Memory, Inc. (“Elpida”), a Japan based memory chip manufacturer, for the purchase of Elpida’s 200mm wafer processing equipment then located in Hiroshima, Japan for the total price of approximately $320 million (the “Asset Purchase Agreement”).

As part of the Asset Purchase Agreement, the Company provided a corporate guarantee for a maximum guarantee liability of $163.2 million on behalf of Cension in favor of Elpida. The Company’s guarantee liability was to terminate upon full payment of the purchase price by Cension to Elpida. In return for providing the above corporate guarantee, the Company received a guarantee fee from Cension of 1.5% of the guarantee amount, or $2.4 million. Some 200mm wafer processing equipment purchased under the Agreement, for a total amount of $160 million, was held as collateral under the guarantee.

The Company was entitled to the net profit (or loss) associated with the ongoing operations of this equipment, net of costs and a guaranteed profit for Elpida, during the transitional period before the equipment acquired by Cension was relocated from Hiroshima to Chengdu. Such relocation was completed in 2008.

On August 30, 2007, Cension negotiated with Elpida and subsequently reduced the purchase price to $309.5 million.

In April 2008, SMIC entered into an agreement with Cension to purchase roughly half of the equipment from Cension for approximately $152 million.

The Company ceased its recognition of management revenue in the second quarter of 2009 due to issues of collectability. Furthermore, the Company recorded a $115.8 million bad debt provision in 2009, of which $93.5 million and $21.1 million are due to long outstanding overdue debt relating primarily to management revenue for services rendered and related equipment sold, respectively.

The Company also reversed the deferred revenue of $9 million in relation to the management service rendered.

Contents

22. COMMITMENTS

(a)	Purchase commitments
As of December 31, 2009 the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by December 31, 2010.

Facility construction	$69,012,026
Machinery and equipment	77,493,442
$146,505,468

(b)	Royalties
The Company has entered into several license and technology agreements with third parties. The terms of the contracts range from three to 10 years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In 2009, 2008 and 2007, the Company incurred royalty expense of $20,836,511, $18,867,409 and $13,118,570, respectively, which was included in cost of sales.

The Company has entered into several license agreements with third parties where the Company provides access to certain licensed technology. The Company will receive royalty payments based on a certain percentage of product sales using the Company’s licensed technology. In 2009, 2008 and 2007, the Company earned royalty income of $498,270, $1,192,537 and $1,428,603, respectively, which was included in sales. Royalty income is recognized one quarter in arrears when reports are received.

(c)	Operating lease as lessor
The Company owns apartment facilities that are leased to the Company’s employees at negotiated prices. The apartment rental agreement is renewed on an annual basis. The Company also leases office space to non-related third parties. Office lease agreements are renewed on an annual basis as well. The total amount of rental income recorded in 2009, 2008 and 2007 was $ 6,331,248, $5,818,655 and $6,937,107, respectively, and is recorded in other income in the statement of operations.

Contents

23. SEGMENT AND GEOGRAPHIC INFORMATION

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment. The following table summarizes the Company’s net revenues generated from different geographic locations:

	2009	2008	2007
Total sales:
United States	$632,047,071	$767,966,660	$657,603,189
Europe	20,806,685	92,572,683	328,710,235
Asia Pacific*	35,625,352	40,849,450	49,217,344
Taiwan	157,624,333	185,848,747	183,113,880
Japan	9,685,012	37,706,875	152,364,336
Mainland China	214,598,650	228,766,884	178,756,304
	$1,070,387,103	$1,353,711,299	$1,549,765,288

*  Not including Taiwan, Japan, Mainland China

Revenue is attributed to countries based on headquarter of operations.

Substantially all of the Company’s long-lived assets are located in the PRC.

Contents

24. SIGNIFICANT CUSTOMERS

The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of our accounts receivable and net sales:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2009	2008	2007	2009	2008	2007
A	22%	22%	16%	21%	23%	14%
B	14%	14%	*	*	*	*
C	13%	13%	*	11%	*	*
D	*	*	18%	*	*	15%
E	*	*	*	*	*	13%
F	*	*	*	*	16%	*
G	*	*	*	*	18%	*
H	*	*	*	10%	*	*

				Receivable from sale of
	Other current assets			manufacturing equipment
	December 31,			December 31,
	2009	2008	2007	2009	2008	2007
F	*	50%	29%	*	83%	100%
G	*	*	*	*	17%	*

*   Less than 10%.

25. CONTINGENT LIABILITY

In 2008, the Company entered into equipment purchase and cooperative manufacturing arrangements (the “Arrangements”) with an unrelated semiconductor manufacturer (the “Counterparty”). Such cooperative manufacturing arrangements ended in 2008 as scheduled. In 2009, the Company received notifications from the Counterparty that the Company was responsible for additional equipment relocation expenses and a portion of the losses incurred during the term of the cooperative manufacturing arrangement. The Company has contested the claims and demanded further information supporting the Counterparty’s claims. The Counterparty also filed a demand for dispute arbitration in late 2009 for a portion of the claims. The Company plans to continue its investigations and negotiations with the Counterparty. The total amount of the claims is approximately US$45 million. The Company recorded its best estimate of the probable amount of its liability on the claims in the consolidated financial statements as of and during the year ended December 31, 2009.

Contents

26. LITIGATION

Overview of TSMC Litigation:
Beginning in December 2003, the Company became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) alleging infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.

On January 30, 2005, the Company entered into a settlement agreement, without admission of liability, which provided for the dismissal of all pending legal actions without prejudice between the two companies (the “2005 Settlement Agreement”) and agreed to pay TSMC $175 million in installments over a period of six years.

In accounting for the 2005 Settlement Agreement, the Company determined that there were several components — settlement of litigation, covenant not to sue, patents licensed by the Company to TSMC and the use of TSMC’s patent license portfolio both prior and subsequent to the settlement date.

The Company does not believe that the settlement of litigation, covenant not to sue or patents licensed by the Company to TSMC qualify as assets under US GAAP.

The Company determined that the use of TSMC’s patent license portfolio prior and subsequent to the 2005 Settlement Agreement date qualify for assets under US GAAP. $16.7 million was allocated to the pre-2005 Settlement Agreement period, reflecting the amount that the Company would have paid for use of the patent license portfolio prior to the date of the 2005 Settlement Agreement. The remaining $141.3 million, representing the relative fair value of the licensed patent license portfolio, was recorded on the Company’s consolidated balance sheets as a deferred cost (“Deferred Cost”) and was amortized over a six-year period, which represents the life of the licensed patent license portfolio.

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC Shanghai, SMIC Beijing and SMIC Americas) in the Superior Court of the State of California, County of Alameda for alleged breach of the 2005 Settlement Agreement, alleged breach of promissory notes related to the 2005 Settlement Agreement and alleged trade secret misappropriation by the Company. The Company filed counterclaims against TSMC in the same court in September 2006 and also filed suit against TSMC in Beijing in November 2006.

Contents

26. LITIGATION (CONTINUED)

Overview of TSMC Litigation: (continued)
The Company settled all pending litigation with TSMC on November 9, 2009, including the legal action filed in California for which a verdict was returned by the jury against SMIC on November 4, 2009, with a Settlement Agreement (the “2009 Settlement Agreement”) which replaced the 2005 Settlement Agreement. The 2009 Settlement Agreement resolved all pending lawsuits between the parties and the parties have since dismissed all pending litigation between them. The terms of the 2009 Settlement Agreement include the following:

1)	Entry of judgment and mutual release of all claims that were or could have been brought in the pending lawsuits;

2)	Termination of SMIC’s obligation to make remaining payments under the 2005 Settlement Agreement between the parties (approximately US$40 million);

3)	Payment to TSMC of an aggregate of US$200 million (with US$15 million paid upon execution, funded from SMIC’s existing cash balances, and the remainder to be paid in installments over a period of four years);

4)	Commitment to grant to TSMC of 1,789,493,218 shares of SMIC (representing approximately 8% of SMIC’s issued share capital as of October 31, 2009) and a warrant exercisable within three years of issuance to subscribe for 695,914,030 shares of SMIC, at a purchase price of HK$1.30 per share Both the shares and the warrant would allow TSMC to obtain total ownership of approximately 10% of SMIC’s issued share capital after giving effect to the share issuances and are subject to receipt of required government and regulatory approvals; and

5)	Certain remedies in the event of breach of this settlement.

Accounting Treatment for the 2009 Settlement Agreement:
In accounting for the 2009 Settlement Agreement, the Company determined that there were three components of the 2009 Settlement Agreement:

1)	Settlement of litigation via entry of judgment and mutual release of all claims in connection with pending litigation;

2)	TSMC’s covenant not-to-sue with respect to alleged misappropriation of trade secrets; and

3)	Termination of payment obligation of the remaining payments to TSMC under the 2005 Settlement Agreement of approximately $40 million.

The Company does not believe that any of the aforementioned qualify as assets under US GAAP. Accordingly, all such items were expensed as of the settlement date. Further, all previously recorded Deferred Cost associated with the 2005 Settlement Agreement were immediately impaired and the Company recorded the related impairment loss of $27.5 million in the consolidated statements of operations. The commitment to grant shares and warrants was initially measured at fair value and is being accounted for as a derivative with all subsequent changes in fair value being reflected in the consolidated statements of operations. The Company recorded $269.6 million under operating expenses in the fourth quarter of fiscal 2009, and $30.1 million as non-operating expenses relating to the change in fair value of the derivative instruments. Interest expense associated with the promissory notes of $0.7 million was recorded in 2009.

Contents

27. RETIREMENT BENEFIT

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan equivalent to 20% to 22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6% to 8% of their basic salary. The contribution of such an arrangement was approximately $12,532,810, $11,039,680 and $7,223,644 for the years ended December 31, 2009, 2008 and 2007, respectively. The retirement benefits do not apply to non-PRC citizens. The Company’s retirement benefit obligations outside the PRC are not significant.

28. DISTRIBUTION OF PROFITS

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non-distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the Board of Directors.

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserve by the Company’s PRC subsidiaries were $nil, $nil and $15,640,153 in 2009, 2008 and 2007, respectively.

29. COMPONENTS OF LOSS FROM OPERATIONS

	2009	2008	2007
Loss (income) from operations is arrived
at after charging (crediting):
Auditors’ remuneration	$1,291,969	$1,584,925	$1,698,293
Amortization of land use rights	1,497,008	927,746	886,293
Foreign currency exchange loss (gain)	(3,122,135)	(8,195,569)	3,117,962
Bad debt expense	115,825,752	1,301,556	486,920
Inventory write-down	14,147,068	17,766,628	6,570,137
Staff costs inclusive of directors’ remuneration	$197,421,911	$190,942,366	$151,447,470

Contents

30. DIRECTORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

Directors
Details of emoluments paid by the Company to the directors of the Company in 2009, 2008 and 2007 are as follows:

	David		Gao					Yang						Jiang	Wang
	N.K.	Chen	Yong	Edward	Zhou	Richard Ru	Tsuyoshi	Yuan	Ta-Lin	Lip-Bu	Henry	Fang	Albert	Shang	Zheng
	Wang	Shanzhi	Gang	S Yang	Jie	Gin Chang	Kawanishi	Wang	Hsu	Tan	Shaw	Yao	Y. C. Yu	Zhou	Gang	Total
2009
Salaries and other benefits	$—	$—	$—	$—	$—	$273,029	$—	$—	$—	$—	$—	$—	$—	$—	$—	$273,029
Stock Option Benefits*	$—	$—	$—	$8,149	$—	$47,299	$8,149	$8,149	$—	$8,149	$—	$—	$—	$8,149	$—	$88,044
Total	$—	$—	$—	$8,149	$—	$320,328	$8,149	$8,149	$—	$8,149	$—	$—	$—	$8,149	$—	$361,073
2008
Salaries and other benefits	$—	$—	$—	$—	$—	$218,398	$—	$—	$—	$—	$—	$—	$—	$—	$—	$218,398
Stock Option Benefits*	$—	$—	$—	$—	$—	$144,300	$4,285	$4,285	$4,285	$4,285	$4,285	$—	$12,489	$—	$—	$178,214
Total	$—	$—	$—	$—	$—	$362,698	$4,285	$4,285	$4,285	$4,285	$4,285	$—	$12,489	$—	$—	$396,612
2007
Salaries and other benefits	$—	$—	$—	$—	$—	$195,395	$—	$—	$—	$—	$—	$—	$—	$—	$—	$195,395
Stock Option Benefits*	$—	$—	$—	$—	$—	$172,203	$17,189	$17,189	$17,189	$17,189	$17,189	$—	$50,094	$—	$—	$308,242
Total	$—	$—	$—	$—	$—	$367,598	$17,189	$17,189	$17,189	$17,189	$17,189	$—	$50,094	$—	$—	$503,637

Contents

30. DIRECTORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (CONTINUED)

Directors (continued)
The emoluments of the directors were within the following bands:

	2009	2008	2007
	Number of	Number of	Number of
	directors	directors	directors
HK$nil to HK$1,000,000 ($128,620)	11	8	9
HK$2,500,001 ($321,550) to
HK$3,000,000 ($385,860)	1	1	1

The Company granted 6,000,000, nil and nil options to purchase ordinary shares of the Company to the directors in 2009, 2008 and 2007, respectively. During the year ended December 31, 2009, no stock options were exercised and 3,500,000 stock options were cancelled by the directors. The cancellation was due to the resign of two directors.

The Company granted nil, nil and nil restricted share units to purchase ordinary shares of the Company to the directors in 2009, 2008 and 2007, respectively. During the year ended December 31, 2009, 500,000 restricted share units automatically vested and no restricted share units were cancelled.

In 2009, 2008 and 2007, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office.

Five highest paid employees’ emoluments
Of the five individuals with the highest emoluments in the Company, one is a director of the Company whose emoluments are included in the disclosure above. The emoluments of the remaining four in 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Salaries and other benefits	$1,147,923	$941,001	$586,065
Bonus	—	—	237,969
Stock option benefits	182,730	232,296	283,125
Total emoluments	$1,330,653	$1,173,297	$1,107,159

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual.

Contents

30. DIRECTORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (CONTINUED)

Five highest paid employees’ emoluments (continued)
Their emoluments were within the following bands:

	2009	2008	2007
	Number of	Number of	Number of
	individuals	individuals	individuals
HK$1,500,000 ($192,930)	1	1	—
HK$1,500,001 ($192,930) to
HK$2,000,000 ($257,240)	3	3	3
HK$2,000,001 ($257,240) to
HK$2,500,000 ($321,550)	1	1	1
HK$2,500,001 ($321,550) to
HK$4,500,000 ($578,790)	—	—	1

Contents

31.	DIFFERENCES BETWEEN US GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements are prepared in accordance with US GAAP, which differ in certain significant respects from International Financial Reporting Standards (“IFRS”). The significant differences relate principally to share-based payments to employees and non-employees, presentation of noncontrolling interest, convertible financial instruments and assets held for sale.

(i)	In regard to accounting treatment for share-based payments, IFRS 2, “Share Based Payment”, was issued to specify recognition, measurement and disclosure for equity compensation. IFRS 2 requires all share-based payment to be recognized in the financial statements using a fair value measurement basis. An expense should be recognized when goods or services received are consumed. IFRS 2 was effective for periods beginning on or after January 1, 2005.

Had the Company prepared the financial statements under IFRS, the Company would have adopted IFRS 2 retrospectively for the fiscal year beginning on January 1, 2005 and compensation expenses on share-based payments to employees would have been calculated using fair value based method for the years prior to January 1, 2006.

Under US GAAP, prior to January 1, 2006, the Company was able to account for stock-based compensation issued to employees using either intrinsic value method or fair value based method and the Company adopted the intrinsic value method of accounting for its stock options to employees.

Under the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is the vesting period.

Effective January 1, 2006, the Company began to recognize share-based compensation based on the grant date fair value of the award similar to IFRS 2. In addition, the Company no longer recorded deferred share-based compensation related to unvested share options in equity, consistent with IFRS 2. Upon the adoption of this accounting principle, the Company has recorded a cumulative effect of $5,153,986 in the year 2006 under US GAAP, which is not required under IFRS2.

Contents

31.	DIFFERENCES BETWEEN US GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(ii)	Under IFRS, noncontrolling interest is presented in the equity section while under US GAAP noncontrolling interest is presented outside of equity, between liabilities and equity.

Under IFRS, the portion of profit and loss attributable to the noncontrolling interest and to the parent entity is separately disclosed on the face of the income statement. Under US GAAP, amounts attributable to the noncontrolling interest are presented as a component of net income or loss.

(iii)	Under US GAAP, a beneficial conversion feature refers to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments in lower than the fair market value of the common stock to which the convertible equity instrument is convertible into at the date of issuance. US GAAP requires the recognition of the difference between the effective conversion price of the convertible equity instrument and the fair market value of the common stock as a deemed dividend.

Under IFRS, this deemed dividend is not required to be recorded.

(iv)	Under IFRS, leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets. However, a characteristic of land is that it normally has an indefinite economic life and, if title is not expected to pass to the lessee by the end of the lease term, the lessee normally does not receive substantially all of the risks and rewards incidental to ownership, in which case the lease of land will be an operating lease. A payment made on entering into or acquiring a leasehold that is accounted for as an operating lease represents lease prepayments that are amortized over the lease term in accordance with the pattern of benefits provided. For balance sheet presentation, the prepayment of land use rights should be disclosed as current and non-current.

Under US GAAP, land use rights are also accounted as operating leases and represent lease pre-payments that are amortized over the lease term in accordance with the pattern of benefits provided. Current and non-current asset classification is not required under US GAAP.

Contents

31.	DIFFERENCES BETWEEN US GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(v)	IFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that a long-lived asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the long-lived asset. Recoverable amount is the higher of a long-lived asset’s net selling price and its value in use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognised as expense in the income statement.

Under US GAAP, long-lived assets and certain identifiable intangibles (excluding goodwill) held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset and certain identifiable intangibles (excluding goodwill) may not be recoverable. An impairment loss is recognized if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the long-lived assets and certain identifiable intangibles (excluding goodwill). Subsequent reversal of the loss is prohibited. Long-lived assets and certain identifiable intangibles (excluding goodwill) to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

The Company considered the operating loss in SMIB to be an impairment indicator for its long-lived assets in SMIB and evaluated whether or not such assets have been impaired at December 31, 2007. The undiscounted expected future cash flows are in excels of the carrying amount of the relevant long-lived assets and no impairment loss was required to be recognized under US GAAP in 2007. However, under IFRS, the estimated recoverable value derived from a discounted expected cash flow is less than the carrying value of those long-lived assets. As such, the Company has recognized an impairment loss of US$105,774,000 for the year ended December 31, 2007 under IFRS.

The Company reached an agreement with certain customers to discontinue production of DRAM products and subsequently the Company’s Board of Directors decided to exit the commodity DRAM business as a whole. The Company considered these actions to be an indicator of impairment in regard to the plant and equipment in the Company’s Beijing facility. Based on a detailed analysis, the Company recorded an impairment loss of $105,774,000, equal to the excess of the carrying value over the fair value of the associated assets under US GAAP in 2008.

The difference in timing of recognition of impairment loss under US GAAP and IFRS give rise to the difference in depreciation charges on long-lived assets after impairment allocation, which would be gradually reversed in future periods when the long-lived assets are fully depreciating.

(vi)	Under US GAAP, income (loss) from equity investment is presented as a separate item before net income (loss) on net of tax basis.

Under IFRS, the income (loss) from equity investment is presented as a component of income (loss) before income tax benefit (expense).

Contents

31.	DIFFERENCES BETWEEN US GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

The adjustments necessary to restate loss attributable to holders of ordinary shares and stockholders’ equity in accordance with IFRS are shown in the tables set out below.

			2009	2008	2007
Net loss under US GAAP			$(962,477,542)	$(432,380,240)	$(22,324,405)
IFRS adjustments:
i)	Reverse of cumulative effect of a change in
	accounting principle for share-based payment		—	—	—
ii)	Presentation of noncontrolling interest		—	3,055,592	(2,856,258)
v)	Impairment of long-lived assets		—	105,774,000	(105,774,000)
v)	Depreciation of long-lived assets		(2,569,243)	4,633,535	—
Net loss under IFRS			$(965,046,785)	$(318,917,113)	$(130,954,663)
Net loss per share under IFRS			$(0.04)	$(0.02)	$(0.01)
Equity as reported under
	US GAAP		$1,796,240,383	$2,749,364,501	$3,012,519,022
ii)	Presentation of noncontrolling interest		—	—	34,944,408
v)	Impairment of long-lived assets		—	—	(105,774,000)
v)	Depreciation of long-lived assets		2,064,292	4,633,535	—
Equity under IFRS			$1,798,304,675	$2,753,998,036	$2,941,689,430
Current liabilities as reported under
	US GAAP		$1,031,522,572	$899,772,911	$930,190,120
ii)	Presentation of Series A shares		34,841,507	42,795,288	—
Under IFRS			$1,066,364,079	$942,568,199	$930,190,120
Land use rights, net — current portion as
	reported under US GAAP		$—	$—	$—
	IFRS adjustment
	iv)	Current portion adjustment
		for land use right	1,540,271	1,442,730	1,054,777
	Under IFRS		$1,540,271	$1,442,730	$1,054,777
Land use rights, net
	As reported under US GAAP		$78,111,788	$74,293,284	$57,551,991
	IFRS adjustments
	iv)	Current portion adjustment for land use
		right	(1,540,271)	(1,442,730)	(1,054,777)
	Under IFRS		$76,571,517	$72,850,554	$56,497,214
Plant and equipment
	As reported		$2,251,614,217	$2,963,385,840	$3,202,957,665
	IFRS adjustments
	v)	Impairment of long lived assets	—	—	(1,054,777)
	v)	Depreciation of long lived assets	2,064,292	4,633,535	—
	Under IFRS		$2,253,678,509	$2,968,019,375	$3,097,183,665

Contents

31.	DIFFERENCES BETWEEN US GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

		2009	2008	2007
Additional paid-in capital
as reported under US GAAP		3,499,723,153	3,489,382,267	3,313,375,972
IFRS adjustments
i)	Retrospective adjustment on adoption of
	IFRS 2	30,388,316	30,388,316	30,388,316
i)	Reverse of cumulative effect of a
	change in accounting principle	5,153,986	5,153,986	5,153,986
iii)	Carry forward prior year’s adjustment
	on deemed dividend	(55,956,051)	(55,956,051)	(55,956,051)
Under IFRS		$3,479,309,404	$3,468,968,518	$3,292,962,223
Accumulated deficit
as reported under US GAAP		(1,712,046,962)	(748,509,757)	(308,278,637)
IFRS adjustments
i)	Carried over impact under IFRS 2	(30,388,316)	(30,388,316)	(30,388,316)
i)	Reverse of cumulative effect of a
	change in accounting principle	(5,153,986)	(5,153,986)	(5,153,986)
iv)	Carry forward prior year’s adjustment
	on deemed dividend	55,956,051	55,956,051	55,956,051
v)	Impairment of long-lived assets	—	—	(105,774,000)
v)	Depreciation of Long-lived assets	2,064,292	4,633,535	—
Under IFRS		$(1,689,568,921)	$(723,462,473)	$(393,638,888)
Cost of sales
as reported under US GAAP		1,184,589,553	1,412,851,079	1,397,037,881
IFRS adjustments
v)	Depreciation of Long-lived assets	2,569,243	(4,633,535)	—
Under IFRS		$1,187,158,796	$1,408,217,544	$1,397,037,881
Operating expenses
as reported under US GAAP		849,714,341	317,797,068	188,659,217
IFRS adjustments
v)	Impairment of long-lived assets	—	(105,774,000)	105,774,000
Under IFRS		$849,714,341	$212,023,068	$294,433,217
Interest expenses
as reported under US GAAP		24,699,336	50,766,958	37,936,126
IFRS adjustments
ii)	Impairment of long-lived assets	1,059,663	4,795,288	—
Under IFRS		$25,758,999	$55,562,246	$37,936,126
Income (loss) before tax
as reported under US GAAP		(1,007,319,642)	(405,503,036)	(48,031,515)
IFRS adjustments
v)	Impairment of long-lived assets	—	105,774,000	(105,774,000)
v)	Depreciation of long-lived assets	(2,569,243)	4,633,535	—
vi)	Presentation of income (loss) from
	equity investment	(1,782,142)	(444,211)	(4,012,665)
ii)	Accretion of interest on Series A shares	(1,059,663)	(4,795,288)	—
Under IFRS		$(1,012,730,690)	$(300,335,000)	$(157,818,180)

Contents

31.	DIFFERENCES BETWEEN US GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

In addition to the above, there are also other differences between US GAAP and IFRS relevant to the accounting policies of the Company. These differences have not led to any material differences in 2009, 2008 and 2007, and details of which are set out as below:

(a)	Inventory valuation
Inventories are carried at cost under both US GAAP and IFRS. However, if there is evidence that the net realisable value of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly known as “market”.

Under US GAAP, a write-down of inventories to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be reversed based on changes in underlying facts and circumstances. Market under US GAAP is the lower of the replacement cost and net realizable value minus normal profit margin.

Under IFRS, a write-down of inventories to the lower of cost or market at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market under IFRS is net realizable value.

(b)	Deferred income taxes
Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statement carrying amount of assets and liabilities and their respective tax bases under both US GAAP and IFRS.

Under IFRS, a deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is ‘’more likely than not” that some portion or all of the deferred tax assets will be realized. “More likely than not” is defined as a likelihood of more than 50%.

With regard to the measurement of the deferred tax, IFRS requires recognition of the effects of a change in tax laws or rates when the change is “substantively enacted”. US GAAP requires measurement using tax laws and rates enacted at the balance sheet date.

Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. Under IFRS, deferred tax assets and liabilities are always classified as non-current.

Contents

31.	DIFFERENCES BETWEEN US GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

(c)	Research and development costs
IFRS requires the classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:
  the technical feasibility of completing the intangible asset so that it will be available for use or sale;

  its intention to complete the intangible asset and use or sell it;

  its ability to use or sell the intangible asset;

  how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

  the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

  its ability to measure the expenditure attributable to the intangible asset during the development phase.
Under US GAAP, research and development costs are expensed as incurred except for:
  those incurred on behalf of other parties under contractual arrangements;

  those that are unique for enterprises in the extractive industries;

  certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and

  certain costs related to the computer software developed or obtained for internal use.
The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.

Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: May 11, 2010	By:	/s/ Dr. David N.K. Wang
		Name:	Dr. David N.K. Wang
		Title:	President, Chief Executive Officer, Executive Director